Exhibit 99.1

WOORI BANK AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2022 AND 2021

WOORI BANK

Page(s)
INDEPENDENT AUDITOR’S REPORT	1-3

Consolidated Financial Statements

Consolidated Statements of Financial Position	5-6

Consolidated Statements of Comprehensive Income	7-8

Consolidated Statements of Changes in Equity	9

Consolidated Statements of Cash Flows	10-11

Notes to the Consolidated Financial Statements	12-160

INDEPENDENT AUDITOR’S REPORT

(English Translation of a Report Originally Issued in Korean)

To the Shareholder and Board of Directors of Woori Bank

Opinion

We have audited the accompanying consolidated financial statements of Woori Bank and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated statements of financial position as of December 31, 2022 and 2021, and the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2022 and 2021, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the consolidated financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Samil PricewaterhouseCoopers /s/

Seoul, Korea

March 7, 2023

This report is effective as of March 7, 2023, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

WOORI BANK AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2022 AND 2021

The accompanying consolidated financial statements including all footnote disclosures were prepared by and are the responsibility of the management of Woori Bank

Won Deok Lee

President and Chief Executive Officer

Main Office Address: (Road Name Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number) 02-2002-3000

WOORI BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2022 AND 2021

	December 31, 2022	December 31, 2021
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 2, 6 and 45)	32,418,295	19,912,544
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, 12, 26 and 45)	18,489,573	11,933,349
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, 11, 12 and 18)	33,000,262	39,042,051
Securities at amortized cost (Notes 4, 9, 11, 12 and 18)	28,268,516	17,086,274
Loans and other financial assets at amortized cost (Notes 2, 4, 10, 11, 12, 18 and 45)	325,919,599	323,017,411
Investments in joint ventures and associates (Note 13)	917,581	858,706
Investment properties (Note 14)	603,211	588,997
Premises and equipment (Notes 15 and 18)	2,700,817	2,761,710
Intangible assets (Note 16)	438,484	464,887
Assets held for sale (Note 17)	9,589	20,372
Current tax assets (Note 42)	38,913	22,491
Deferred tax assets (Note 42)	55,732	—
Derivative assets (designated for hedging) (Notes 4, 11, 12, 26)	—	95,103
Net defined benefit assets (Note 24)	287,673	12,684
Other assets (Notes 18, 19 and 45)	192,734	160,048

Total assets	443,340,979	415,976,627

LIABILITIES
Financial liabilities at FVTPL (Notes 4, 11, 12, 20 and 26)	8,988,077	4,681,447
Deposits due to customers (Notes 4, 11, 21 and 45)	338,923,832	314,778,574
Borrowings (Notes 4, 11, 12, 22 and 45)	23,028,206	21,376,880
Debentures (Notes 4, 11 and 22)	24,639,433	26,478,289
Provisions (Notes 23, 44 and 45)	466,524	494,820
Net defined benefit liability (Note 24)	2,321	2,337
Current tax liabilities (Note 42)	716,936	484,984
Deferred tax liabilities (Note 42)	29,356	214,436
Derivative liabilities (designated for hedging) (Notes 4, 11, 12, 26 and 45)	193,831	20,287
Other financial liabilities (Notes 4, 11, 12, 25 and 45)	20,359,019	22,616,804
Other liabilities (Notes 25 and 45)	236,258	166,250

Total liabilities	417,583,793	391,315,108

(Continued)

WOORI BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2022 AND 2021

(CONTINUED)

	December 31, 2022	December 31, 2021
	(Korean Won in millions)
EQUITY
Owners’ equity:	25,646,249	24,554,884
Capital stock (Note 28)	3,581,392	3,581,392
Hybrid securities (Note 29)	2,344,816	2,555,166
Capital surplus (Note 28)	1,096,194	1,096,194
Other equity (Note 30)	(2,324,321)	(2,061,097)
Retained earnings (Notes 31 and 32)	20,948,168	19,383,229
Regulatory reserve for credit loss	(2,443,576)	(2,126,017)
Regulatory reserve for credit loss to reversed (reserved)	135,602	(317,559)
Planned reversal (provision) of regulatory reserve for credit loss	135,602	(317,559)
Non-controlling interests	110,937	106,635

Total equity	25,757,186	24,661,519

Total liabilities and equity	443,340,979	415,976,627

The accompanying notes are part of these consolidated financial statements.

WOORI BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
	(Korean Won in millions, except for per share data)
Interest income	12,742,404	8,434,027
Financial assets at FVTPL	63,515	22,318
Financial assets at FVTOCI	632,615	381,814
Financial assets at amortized cost	12,046,274	8,029,895
Interest expense	5,324,680	2,512,007

Net interest income (Notes 11, 34 and 45)	7,417,724	5,922,020

Fees and commissions income	1,151,974	1,119,034
Fees and commissions expense	224,860	186,644

Net fees and commissions income (Notes 11, 35 and 45)	927,114	932,390

Dividend income (Notes 11, 36 and 45)	151,113	283,257
Net gain on financial instruments at FVTPL (Notes 11, 37 and 45)	214,666	254,201
Net gain (loss) on financial assets at FVTOCI (Notes 11 and 38)	(21,498)	32,624
Net gain (loss) on disposals of financial assets at Amortized cost (Notes 11)	35,003	57,714
Net gain on disposals of loans and other financial assets at Amortized cost	35,003	57,714
Impairment losses due to credit loss (Notes 39 and 45)	(458,812)	(196,775)
General and administrative expenses (Notes 40 and 45)	(3,914,672)	(3,606,715)
Other net operating expenses (Notes 40 and 45)	(567,451)	(606,024)

Operating income	3,783,187	3,072,692

Net gain on valuation of investments in subsidiaries and associates (Note 13)	73,958	60,050
Net other non-operating income	5,563	42,541

Non-operating income (Note 13 and 41)	79,521	102,591

Net income before income tax expense	3,862,708	3,175,283

Income tax expense (Note 42)	959,299	790,177

Net income
(Net income after reflecting the provision of regulatory reserve for credit loss for the years ended December 31, 2022 and 2021 are 3,039,011 million Won and 2,067,541 million Won, respectively) (Note 32)	2,903,409	2,385,106

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (CONTINUED)

	2022	2021

	(Korean Won in millions, except for per share data)
Net gain (loss) on valuation of equity securities at FVTOCI	(35,432)	33,360
Share of other comprehensive loss of joint ventures and associates	(4,527)	(2,607)
Remeasurement gain related to defined benefit plan	226,843	59,421

Items that will not be reclassified to profit or loss	186,884	90,174

Net loss on valuation of debt securities at FVTOCI	(463,724)	(184,396)
Share of other comprehensive loss of joint ventures and associates	5,413	4,232
Gain on foreign currency translation of foreign operations	47,258	250,555
Loss on valuation of cash flow hedge	(20,701)	—

Items that may be reclassified to profit or loss	(431,754)	70,391

Other comprehensive income (loss), net of tax	(244,870)	160,565

Total comprehensive income	2,658,539	2,545,671

Net income attributable to:	2,903,409	2,385,106
Net income attributable to owners	2,892,165	2,375,525
Net income attributable to non-controlling interests	11,244	9,581

Total comprehensive income attributable to:	2,658,539	2,545,671
Comprehensive income attributable to owners	2,651,873	2,523,847
Comprehensive income attributable to non-controlling interests	6,666	21,824

Earnings per share (Note 43)
Basic and diluted earnings per share (In Korean Won)	3,880	3,115

The accompanying notes are part of these consolidated financial statements.

WOORI BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2021	3,581,392	3,105,070	1,086,812	(2,212,278)	17,861,857	23,422,853	97,403	23,520,256
Capital increase with consideration	—	—	9,382	(303)	—	9,079	(11,297)	(2,218)
Net income	—	—	—	—	2,375,525	2,375,525	9,581	2,385,106
Dividends to common stocks	—	—	—	—	(680,200)	(680,200)	(1,295)	(681,495)
Gain (loss) on valuation of financial assets at FVTOCI	—	—	—	(151,121)	—	(151,121)	85	(151,036)
Changes in other comprehensive income due to disposal of financial assets at FVTOCI	—	—	—	(2,221)	2,221	—	—	—
Changes in capital due to equity method	—	—	—	1,625	—	1,625	—	1,625
Changes in capital adjustments of investments using the equity method	—	—	—	1,497	—	1,497	—	1,497
Gain (loss) on disposal of investments in associates	—	—	—	946	(946)	—	—	—
Gain (loss) on foreign currency translation of foreign operations	—	—	—	238,330	—	238,330	12,225	250,555
Disposal of assets held for sale	—	—	—	(947)	947	—	—	—
Remeasurement loss related to defined benefit liability	—	—	—	59,488	—	59,488	(67)	59,421
Dividends to hybrid securities	—	—	—	—	(144,923)	(144,923)	—	(144,923)
Redemption of hybrid securities	—	(549,904)	—	(27,365)	—	(577,269)	—	(577,269)
Appropriation of retained earnings	—	—	—	31,252	(31,252)	—	—	—

December 31, 2021	3,581,392	2,555,166	1,096,194	(2,061,097)	19,383,229	24,554,884	106,635	24,661,519

January 1, 2022	3,581,392	2,555,166	1,096,194	(2,061,097)	19,383,229	24,554,884	106,635	24,661,519
Net income	—	—	—	—	2,892,165	2,892,165	11,244	2,903,409
Dividends to common stocks	—	—	—	—	(1,175,672)	(1,175,672)	(2,365)	(1,178,037)
Loss on valuation of financial assets at FVTOCI	—	—	—	(498,681)	—	(498,681)	(475)	(499,156)
Changes in other comprehensive income due to disposal of financial assets at FVTOCI	—	—	—	10,473	(10,473)	—	—	—
Changes in capital due to equity method	—	—	—	886	—	886	—	886
Gain on foreign currency translation of foreign operations	—	—	—	51,381	—	51,381	(4,122)	47,259
Loss on evaluation of hedges of net investment in foreign operations	—	—	—	(20,701)	—	(20,701)	—	(20,701)
Classification of assets held for sale	—	—	—	(279)	279	—	—	—
Remeasurement of the net defined benefit liability	—	—	—	226,823	—	226,823	20	226,843
Dividends of hybrid securities	—	—	—	—	(113,995)	(113,995)	—	(113,995)
Issuance to hybrid securities	—	349,215	—	—	—	349,215	—	349,215
Redemption of hybrid securities	—	(559,565)	—	(60,491)	—	(620,056)	—	(620,056)
Appropriation of retained earnings	—	—	—	27,365	(27,365)	—	—	—

December 31, 2022	3,581,392	2,344,816	1,096,194	(2,324,321)	20,948,168	25,646,249	110,937	25,757,186

The accompanying notes are part of these consolidated financial statements.

WOORI BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
	(Korean Won in millions)
Cash flows from operating activities:
Net income	2,903,409	2,385,106
Adjustments:
Income tax expense	959,299	790,177
Interest income	(12,742,404)	(8,434,027)
Interest expense	5,324,680	2,512,007
Dividend income	(151,113)	(283,257)

	(6,609,538)	(5,415,100)

Additions of expenses not involving cash outflows:
Loss on financial instruments at FVTPL	827,247	62,853
Loss on financial assets at FVTOCI	23,836	15,812
Impairment losses due to credit loss	458,812	196,775
Loss on valuation of investments in joint ventures and associates	9,481	6,626
Loss on disposal of investments in joint ventures and associates	116	—
Loss on derivatives (designated for hedging)	250,267	93,084
Loss on fair value hedge	—	1,947
Losses related to other provisions	24,540	81,383
Retirement benefits	136,942	148,725
Depreciation and amortization	456,336	469,309
Loss on disposal of premises and equipment, intangible asset and other assets	2,875	2,398
Impairment loss on premises and equipment, intangible asset and other assets	144	276
Loss on foreign currency translation	—	33,051
Other losses	63,354	—

	2,253,950	1,112,239

Deductions of incomes not involving cash inflows:
Gain on financial assets at FVTOCI	2,338	48,435
Gain on valuation of investments in joint ventures and associates	83,440	66,675
Gain on disposal of investments in joint ventures and associates	560	70,173
Gain on derivatives for hedging	1,288	—
Gain on hedged items (fair value hedge)	257,910	106,253
Reversal of provisions for other liabilities	53,796	102
Gain on disposal of premises and equipment, intangible assets and other assets	25,503	1,765
Gain on disposal of assets held for sale	28,525	48,430
Gain on foreign currency translation	90,522	—
Other incomes	15,880	35,717

	559,762	377,550

Changes in operating assets and liabilities:
Financial instruments at FVTPL	(1,698,435)	37,037
Loans and other financial assets at amortized cost	(1,626,419)	(26,521,313)
Other assets	(35,651)	16,549
Deposits due to customers	23,476,007	23,675,440
Provisions	(23,692)	(6,115)
Net defined benefit liability	(103,248)	(82,689)
Other financial liabilities	(3,414,341)	9,223,038
Other liabilities	64,488	(22,762)

	16,638,709	6,319,185

Cash received from operating activities:
Interest income received	12,293,383	8,476,294
Interest expense paid	(4,332,006)	(2,577,864)
Dividends received	151,148	283,142
Income tax paid	(856,220)	(470,820)

Net cash inflow from operating activities	21,883,073	9,734,632

(Continued)

WOORI BANK AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(CONTINUED)

	2022	2021
	(Korean Won in millions)
Cash flows from investing activities:
Cash inflows from investing activities:
Disposal of financial instruments at FVTPL	10,072,904	10,474,231
Disposal of financial assets at FVTOCI	21,713,901	21,645,907
Redemption of securities at amortized cost	5,872,961	6,425,062
Changes in subsidiary	17,648	—
Disposal of investments in joint ventures and associates	40,273	79,079
Disposal of premises and equipment	11,913	2,631
Disposal of intangible assets	7	500
Disposal of assets held for sale	52,417	91,321
Net decrease in other assets	62,440	74,262

	37,844,464	38,792,993

Cash outflows from investing activities:
Acquisition of financial instruments at FVTPL	11,297,246	12,693,496
Acquisition of financial assets at FVTOCI	16,109,821	30,522,451
Acquisition of securities at amortized cost	16,873,194	6,435,692
Changes in subsidiary	100,000	—
Acquisition of investments in joint ventures and associates	18,272	55,117
Acquisition of premises and equipment	104,825	86,677
Acquisition of intangible assets	108,127	96,322

	44,611,485	49,889,755

Net cash outflow from investing activities	(6,767,021)	(11,096,762)

Cash flows from financing activities:
Cash inflows from financing activities:
Increase in borrowings	21,494,771	10,588,100
Issuance of debentures	10,943,580	13,152,334
Issuance of hybrid securities	349,215	—
Capital decrease with changes in non-controlling interests	—	1,623
Net increase of derivative financial instruments designated for hedging	19,669	6,892
Net increase of other liabilities	453	3,584

	32,807,688	23,752,533

Cash outflows from financing activities:
Decrease in borrowings	20,566,867	9,916,446
Redemption of debentures	12,778,811	8,764,907
Redemption of lease liabilities	168,519	163,298
Redemption of hybrid securities	643,000	587,650
Dividends paid to common stocks	1,175,672	680,200
Dividends paid to hybrid securities	113,995	144,923
Dividends paid to non-controlling interest	2,365	1,295

	35,449,229	20,258,719

Net cash inflow (outflow) from financing activities	(2,641,541)	3,493,814

Net increase in cash and cash equivalents	12,474,511	2,131,684

Cash and cash equivalents, the beginning of the year	19,912,544	16,718,696

Effects of exchange rate changes on cash and cash equivalents	31,240	1,062,164

Cash and cash equivalents, the end of the year (Note 2 and 6)	32,418,295	19,912,544

The accompanying notes are part of these consolidated financial statements.

WOORI BANK AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

1.	GENERAL

(1)	Summary of the Parent company

Woori Bank (hereinafter referred to the “Bank”), which is a parent company in accordance with Korean IFRS 1110 – Consolidated Financial Statements, was established in 1899 and is engaged in the commercial banking business under the Banking Act, trust business and foreign exchange business under the Financial Investment Services and Capital Market Act.

As of December 31, 2022, the Bank’s shares are wholly owned by Woori Financial Group Inc. (“Woori Financial Group”) which was established in accordance with the Financial Holding Companies Act on January 11, 2019. The Bank has 716 million shares and common stocks amounting to 3,581,392 million Korean Won.

The headquarters of the Bank is located at 51, Sogong-ro, Jung-gu, Seoul, Korea. The Bank has 713 branches and offices in Korea, and 22 branches, branch office and 4 offices overseas as of December 31, 2022.

(2)	The consolidated financial statements for Woori Bank and its subsidiaries (the “Group”) include the following subsidiaries:

		Percentage of ownership (%)		Location	Financial statements as of (2022)
Subsidiaries	Main business	December 31, 2022	December 31, 2021
Woori Bank:
Woori America Bank(*4)	Finance	100.0	100.0	U.S.A.	December 31
Woori Global Markets Asia Limited	Finance	100.0	100.0	Hong Kong	December 31
Woori Bank China Limited	Finance	100.0	100.0	China	December 31
AO Woori Bank(*8)	Finance	100.0	100.0	Russia	December 31
PT Bank Woori Saudara Indonesia 1906 Tbk (*4)	Finance	84.2	84.2	Indonesia	December 31
Banco Woori Bank do Brasil S.A.	Finance	100.0	100.0	Brazil	December 31
Korea BTL Infrastructure Fund	Finance	99.9	99.9	Korea	December 31
Woori Finance Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	December 31
Wealth Development Bank	Finance	51.0	51.0	Philippines	December 31
Woori Bank Vietnam Limited	Finance	100.0	100.0	Vietnam	December 31
WOORI BANK (CAMBODIA) PLC. (*5)	Finance	100.0	100.0	Cambodia	December 31
Woori Bank Europe(*4)	Finance	100.0	100.0	Germany	December 31
Kumho Trust First Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Asiana Saigon Inc. (*1)	Asset securitization	0.0	0.0	Korea	December 31
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*1)	Asset securitization	15.0	15.0	Korea	December 31
Deogi Dream Fourth Co., Ltd. (*1)(*6)	Asset securitization	—	0.0	Korea	—
Jeonju Iwon Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Wonju I one Inc. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Heitz Third Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woorihansoop 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori International First Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Wibihansoop 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori QS 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori Display 1st Co., Ltd. (*1)(*9)	Asset securitization	—	0.0	Korea	—
Tiger Eyes 2nd Co., Ltd. (*1)(*9)	Asset securitization	—	0.0	Korea	—
Woori Display 2nd Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori Dream 2nd Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori H 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori K 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori S 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori Display 3rd Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
TY 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori HJ 3rd Co., Ltd. (*1)(*9)	Asset securitization	—	0.0	Korea	—
Woori K 2nd Co., Ltd. (*1)(*9)	Asset securitization	—	0.0	Korea	—

		Percentage of ownership (%)		Location	Financial statements as of (2022)
Subsidiaries	Main business	December 31, 2022	December 31, 2021
Woori KC 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Quantum Jump the 2nd Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Quantum Jump the 1st Co., Ltd. (*1)(*9)	Asset securitization	—	0.0	Korea	—
Woori BK the 1st Co., Ltd. (*1) (*9)	Asset securitization	—	0.0	Korea	—
Woori-HC 1st Co., Ltd. (*1)(*9)	Asset securitization	—	0.0	Korea	—
Wivi Synergy 1st Co., Ltd. (*1)(*9)	Asset securitization	—	0.0	Korea	—
ATLANTIC TRANSPORTATION 1 S.A. (*1)	Asset securitization	0.0	0.0	Marshall islands	December 31
Woori Gongdeok First Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
HD Project Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori HW 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori HC 2nd Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori Dream 3rd Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori SJS 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori Steel 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
SPG 1st (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori HWC 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori HC 3rd Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori Park I 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori DS 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori HC 4th Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori SKR 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori H chemical 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
HE the 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori HUB The 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori K The 3rd Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori KF 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori TS 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori H Square 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori L Yongsan 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori HC 5th Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori Ladena 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori HR 1st Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori Lotte Dongtan 1st Co. Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori HC 6th Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori Eco 1st Co. Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December 31
Woori HO 1st Co., Ltd. (*1)	Asset securitization	0.0	—	Korea	December 31
Woori ESG 1st Co., Ltd. (*1)	Asset securitization	0.0	—	Korea	December 31
Woori Osiria 1st Co., Ltd. (*1)	Asset securitization	0.0	—	Korea	December 31
Woori Eco 2nd Co., Ltd. (*1)	Asset securitization	0.0	—	Korea	December 31
Gangnam Landmark 2nd Co., Ltd. (*1)	Asset securitization	0.0	—	Korea	December 31
Woori HP 1st Co.,Ltd. (*1)	Asset securitization	0.0	—	Korea	December 31
G5 Pro Short-term Bond Investment Fund 13 (*2)(*7)	Securities investment and others	—	100.0	Korea	—
Heungkuk Global Private Placement Investment Trust No. 1 (*2)	Securities investment and others	98.8	98.8	Korea	December 31
HeungkukWoori Tech Company Private Placement Investment Trust No. 1 (*2)(*7)	Securities investment and others	—	98.0	Korea	—
AI Partners Water Supply Private Placement Investment Trust No. 2 (*2)	Securities investment and others	97.3	97.3	England	December 31
Multi Asset Global Real Estate Investment Trust No. 5-2 (*2)	Securities investment and others	99.0	99.0	Korea	December 31
IGIS Australia Investment Trust No. 209-1 (*2)	Securities investment and others	99.4	99.4	Korea	December 31
INMARK Spain Real Estate Investment Trust No. 26-2 (*2)	Securities investment and others	97.7	97.7	Korea	December 31
Woori G Noth America Energy Infrastructure Private Placement Investment Trust No. 1 (*2)	Securities investment and others	99.3	99.3	Korea	December 31

		Percentage of ownership (%)		Location	Financial statements as of (2022)
Subsidiaries	Main business	December 31, 2022	December 31, 2021
Woori G Japan Private Placement Investment Trust No. 1-2 (*2)	Securities investment and others	98.8	98.8	Korea	December 31
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No. 1 (*2)	Securities investment and others	99.9	99.9	Korea	December 31
IGIS Global Private Placement Real Estate Fund No. 316-1 (*2)	Securities investment and others	99.3	99.3	Korea	December 31
Woori G Infrastructure New Deal General Investment Private Equity Investment Trust No. 1 (*2)	Securities investment and others	99.5	98.0	Korea	December 31
WooriG Global Secondary Private Placement Investment Trust No. 1 (*2)	Securities investment and others	98.3	98.1	Korea	December 31
Woori G Japan Private Real Estate Investment Trust No. 1 (*2)	Securities investment and others	99.9	99.8	Korea	December 31
Woori G ESG Infra Development Private Placement Investment Trust No.1 (*2)	Securities investment and others	95.2	95.2	Korea	December 31
Kiwoom Harmony Private Placement Investment Trust No. 2 (*2)	Securities investment and others	97.1	97.1	Korea	December 31
Kiwoom Harmony Private Placement Investment Trust No. 1 (*2)	Securities investment and others	97.2	96.0	Korea	December 31
JB Airline Private Placement Investment Trust No. 8 (*2)	Securities investment and others	97.0	97.0	Korea	December 31
KIWOOM Frontier Private Investment Trust No. 23 [Bond] (*2)	Securities investment and others	99.8	—	Korea	December 31
Principle Guaranteed Trust (*3)	Trust	0.0	0.0	Korea	December 31
Principle and Interest Guaranteed Trust (*3)	Trust	0.0	0.0	Korea	December 31
Multi Asset Global Real Estate Investment Trust No. 5-2 MAGI No.5 LuxCo S.a.r.l.	Asset securitization	54.6	54.6	Luxembourg	December 31
MAGI No.5 LuxCo S.a.r.l ADP 16 Brussels	Asset securitization	100.0	100.0	Belgium	December 31

(*1)

The entity is a structured entity for the purpose of asset securitization. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*2)

The entity is a structured entity for the purpose of investment in securities. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*3)

The entity is a ‘money trust’ under the Financial Investment Services and Capital Markets Act. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*4)	Additional investments were made in subsidiaries during the previous year.
(*5)	WB Finance Co., Ltd., a subsidiary, changed its name to WOORI BANK(CAMBODIA) PLC. during the previous year.
(*6)	The entity was excluded from the consolidation as the Group renounced its right on receivables (extinctive prescription completed)
(*7)	The entity is excluded from the consolidation as the Bank sold its shared during the current period.
(*8)

The Russia – Ukraine conflict has been escalated in February 2022, and Russia became subject to the international sanctions. Due to the sanctions, the lack of liquidity in the Russian foreign exchange market as well as the significant decline in value of the Rubles and the decline in value of Russian companies’ securities are in progress. As a result, the Group may experience situations such as a decrease in value of financial assets or operating assets owned by the Group regarding the conflict, increases in receivable payment terms, limitation to transfer funds, decrease in the profit. As of December 31, 2022, the Group expects such conflict and sanctions would have financial impacts on the business of AO Woori Bank, one of the subsidiaries, in the future. However, the Group cannot reasonably predict the financial impacts because it is very uncertain to estimate the impact on the Group’s financial position and business performance.

(*9)	The entity is excluded from the consolidation due to termination of credit extension, during the current period.

(3)	The Group has not consolidated the following entities as of December 31, 2022 and 2021 despite having more than 50% ownership interest:

	As of December 31, 2022
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	57.6
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities Investment	97.8
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities Investment	69.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities Investment	69.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*1)	Korea	Securities Investment	55.6
Korea Investment Pocheon Hwado Expressway Professional Investment Fund (*1)	Korea	Securities Investment	55.2
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 1 (*1)	Korea	Securities Investment	55.0
Midas Global Private Placement Real Estate Fund No. 7-2 (*1)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No. 3 (*3)	Korea	Securities Investment	100.0
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 2 (*1)	Korea	Securities Investment	55.0
WooriG Woori Bank Partners Private Placement Investment Trust No. 1 (*1)	Korea	Securities Investment	92.6
WooriG Private Investment Trust No. 1 (*1)	Korea	Securities Investment	80.0
INMARK France Private Investment Trust No. 18-1 (*1)	Korea	Securities investment	93.8
Kiwoom-Vibrato Private Investment Trust 1-W(EUR) (*2)	Korea	Securities investment	99.5
WooriG Global Mid-market Secondaries Private Placement Investment Trust No. 1 (*1)	Korea	Securities investment	80.0
KOTAM Global Infrastructure Private Equity Investment Trust No.1-4 (*2)	Korea	Securities investment	99.7
Hana UBS Class One Private Equity No. 3 C2 (*1)	Korea	Securities investment	51.0
Consus Gyeongju Green Private Equity Investment Trust No. 1 (*1)	Korea	Securities investment	50.0
Woori G Woori Bank Partners Private Placement Investment Trust No. 2(*1)	Korea	Securities investment	90.9
Woori G Equity Bridge Loan Private Placement Investment Trust No. 1(*1)	Korea	Securities investment	65.0
WooriG Private Investment Trust No. 5 (*1)	Korea	Securities investment	86.8
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities investment	76.7
Consus Solar Energy Private Placement Investment Truns No.1(*1)	Korea	Securities investment	50.0
Woori Innovative Growth New Deal Private Placement Investment Trust No.3 (*1)	Korea	Securities investment	79.8
Woori G Renewable New Deal Private Placement Investment Trust No.1(*1)	Korea	Securities investment	55.0
Woori G Policy-type New Deal (Infra Investment) Private Placement Investment Trust No.1(*1)	Korea	Securities investment	66.7
IGIS ESG Private Placement Investment Trust No.1(*1)	Korea	Securities investment	60.0
Woori G GP Commitment Loan Private Placement Investment Trust No.2(*1)	Korea	Securities investment	80.0
Kiwoom-Aurora Private Securities Investment Trust No. 2 (*1)	Korea	Securities investment	60.0
NH-Amundi WSCP VIII Private Fund 2(*1)	Korea	Securities investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2(*2)	Korea	Securities investment	98.0
WooriG Equity Investment General Type Private Investment Trust No.1(*1)	Korea	Securities investment	93.8
Hangang new deal infra BTL fund 4 (HNBF4) (*1)	Korea	Securities investment	60.0
Woori Busan Logistics Infrastructure Private Equity Investment Trust(*1)	Korea	Securities investment	66.7
Woori Financial Digital Investment Association No. 1(*1)	Korea	Securities investment	88.0

(*1)

Since the investee is a Discretionary funds, the Group does not have power over the investee because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the group, but also for other investors as well. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)

Since the investee is a Fund of funds, the Group does not have power over such funds because the group cannot decide the relevant activities of the fund through the related contract. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*3)

Since the investee is a Stock market stabilization fund, the Group does not have power over such fund as the fund’s relevant activities are determined by the management committee, over which the Group does not have substantial control. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

	As of December 31, 2021
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2) (*4)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1) (*4)	Korea	Securities Investment	69.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1) (*4)	Korea	Securities Investment	69.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1) (*4)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*1) (*4)	Korea	Securities Investment	55.6
Korea Investment Pocheon Hwado Expressway Professional Investment Fund (*1) (*4)	Korea	Securities Investment	55.2
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 1 (*1) (*4)	Korea	Securities Investment	55.0
Midas Global Private Placement Real Estate Fund No. 7-2 (*1) (*4)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No. 3 (*3) (*4)	Korea	Securities Investment	100.0
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 2 (*1) (*4)	Korea	Securities Investment	55.0
WooriG Woori Bank Partners Private Placement Investment Trust No. 1 (*1) (*4)	Korea	Securities Investment	92.6
WooriG Private Investment Trust No. 1 (*1) (*4)	Korea	Securities Investment	80.0
INMARK France Private Investment Trust No. 18-1 (*1) (*4)	Korea	Securities investment	93.8
Kiwoom-Vibrato Private Investment Trust 1-W(EUR) (*1) (*4)	Korea	Securities investment	99.5
WooriG Global Mid-market Secondaries Private Placement Investment Trust No. 1 (*2) (*4)	Korea	Securities investment	80.0
KOTAM Global Infrastructure Private Equity Investment Trust No. 1-4 (*2)	Korea	Securities investment	99.7
Hana UBS Class One Private Equity No. 3 C2 (*1)	Korea	Securities investment	51.0
Consus Gyeongju Green Private Equity Investment Trust No. 1 (*1) (*4)	Korea	Securities investment	50.0
Woori G Woori Bank Partners Private Placement Investment Trust No. 2(*1) (*4)	Korea	Securities investment	90.9
Woori G Equity Bridge Loan Private Placement Investment Trust No. 1(*1) (*4)	Korea	Securities investment	65.0
WooriG Private Investment Trust No. 5 (*1) (*4)	Korea	Securities investment	87.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1) (*4)	Korea	Securities investment	76.7
Consus Solar Energy Private Placement Investment Truns No.1(*1)	Korea	Securities investment	50.0
Woori Innovative Growth New Deal Private Placement Investment Trust No.3 (*1)	Korea	Securities investment	79.8

(*1)

Since the investee is a Discretionary funds, the Group does not have power over the investee because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Group, but also for other investors as well. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)

Since the investee is a Fund of funds, the Group does not have power over such funds because the Group cannot decide the relevant activities of the fund through the related contract. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*3)

Since the investee is a Stock market stabilization fund, the Group does not have power over such fund as the fund’s relevant activities are determined by the management committee, over which the Group does not have substantial control. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*4)	In accordance with the revision of the Capital Market Act, a hedge fund has been changed to a private equity fund.

(4)

The summarized financial information of the major subsidiaries are as follows. The financial information of each subsidiary was prepared on the basis of consolidated financial statements. (Unit: Korean Won in millions):

	As of and for the year ended December 31, 2022
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori America Bank	3,942,049	3,385,007	149,340	36,239	58,319
Woori Global Markets Asia Limited	597,632	429,526	26,399	9,855	19,296
Woori Bank China Limited	6,329,901	5,690,833	295,576	35,860	15,689
AO Woori Bank	785,215	707,608	78,727	12,060	14,700
PT Bank Woori Saudara Indonesia 1906 Tbk	4,220,574	3,429,714	299,256	68,412	42,455
Banco Woori Bank do Brasil S.A.	228,126	205,264	24,029	(1,267)	854
Korea BTL Infrastructure Fund	735,956	286	26,760	24,193	23,450
Woori Finance Myanmar Co., Ltd.	34,739	18,655	9,787	1,937	244
Wealth Development Bank	285,931	243,565	22,474	819	(155)
Woori Bank Vietnam Limited	3,388,002	2,835,647	209,756	63,216	73,449
WOORI BANK(CAMBODIA) PLC.	1,839,386	1,436,001	229,166	59,836	80,978
Woori Bank Europe	882,891	768,388	15,878	1,329	1,802
Money trust under the FISCM Act	1,312,239	1,298,719	32,957	(16,761)	(16,761)
Structured entity for securitization of financial assets	2,735,333	3,082,643	85,171	(996)	2,720
Structured entity for the investments in securities	1,971,254	136,433	64,550	57,437	58,476

	As of and for the year ended December 31, 2021
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori America Bank	3,566,197	3,067,474	100,904	20,651	49,980
Woori Global Markets Asia Limited	606,543	457,734	16,641	7,666	19,781
Woori Bank China Limited	6,341,895	5,718,516	205,945	12,891	78,442
AO Woori Bank	521,807	458,899	21,767	5,331	6,599
PT Bank Woori Saudara Indonesia 1906 Tbk	3,790,150	3,026,996	218,460	47,296	91,282
Banco Woori Bank do Brasil S.A.	247,379	225,371	18,442	3,042	(2,959)
Korea BTL Infrastructure Fund	735,690	288	25,459	22,940	22,082
Woori Finance Myanmar Co., Ltd.	31,141	15,301	8,673	347	(3,210)
Wealth Development Bank	298,436	255,916	21,424	1,894	2,927
Woori Bank Vietnam Limited	3,023,277	2,544,372	97,179	27,357	71,226
WOORI BANK(CAMBODIA) PLC.	1,385,603	1,063,195	149,105	48,769	72,894
Woori Bank Europe	423,082	310,380	6,703	(649)	(772)
Money trust under the FISCM Act	1,433,822	1,403,542	27,492	(244)	(244)
Structured entity for securitization of financial assets	2,919,935	3,303,927	74,219	5,631	2,455
Structured entity for the investments in securities	1,506,475	51,159	33,121	16,243	24,407

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

-	Structured entity for asset securitization

The structured entity which is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through provision of credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

-	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of funding to the structured entity by the Group, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

-	Money trust under the Financial Investment Services and Capital Markets Act

The Group provides with financial guarantee of principal and interest or solely principal to some of its trust products. Due to the financial guarantees, the Group may be obliged when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

As of December 31, 2022 and 2021, the Group provides 231,309 million Won and 2,423,131 million Won of credit facilities for the structured entities mentioned above. As of December 31, 2022 and 2021, the purchase commitment amount is 753,756 million Won and 1,014,549 million Won, respectively.

(6)

The Group has entered into various agreements with structured entities such as asset securitization, structured finance, investment fund, and monetary trust. The characteristics and the nature of risks related to unconsolidated structured entities over which the Group does not have control in accordance with Korean IFRS 1110 are as follows:

The ownership interests on unconsolidated structured entities that the Group hold are classified into asset securitization vehicles, structured finance and investment fund, based on the nature and the purpose of the structured entities.

Unconsolidated structured entities classified as ‘asset securitization vehicles’ are entities that issue asset-backed securities, pay the principal and interest or distributes dividends on asset-backed securities through borrowings or profits from the management, operation and sale of securitized assets. The Group transfers related risks by the purchase commitments of asset-backed securities or issuance of asset-backed securities through credit grants, and the structured entities recognize related interest or fee revenue. There are entities that provide additional funding and conditional debt acquisition commitments before the Group’s financial support, but the Group is still exposed to losses arising from the purchase of financial assets issued by the structured entities when it fails to renew the securities.

Unconsolidated structured entities classified as ‘structured financing’ include real estate project financing investment vehicle, social overhead capital companies, and special purpose vehicles for ship (aircraft) financing. Each entity is incorporated as a separate company with a limited purpose in order to efficiently pursue business goals. ‘Structured financing’ is a financing method for large-scale risky business, with investments made based on feasibility of the specific business or project, instead of credit of business owner or physical collaterals. The investors receive profits from the operation of the business. The Group recognizes interest revenue, profit or loss from assessment or transactions of financial instruments, or dividend income. With regard to uncertainties involving structured financing, there are entities that provide financial support such as additional fund, guarantees and prioritized credit grants prior to the Group’s intervention, but the Group is exposed to possible losses due to loss of principal from reduction in investment value or irrecoverable loans arising from failure to collect scheduled cash flows and cessation of projects.

Unconsolidated structured entities classified as ‘investment funds’ include investment trusts and private equity funds. An investment trust orders the investment and operation of funds to the trust manager in accordance with trust contract with profits distributed to the investors. Private equity funds finance money required to acquire equity securities to enable direction of management and/or improvement of ownership structure, with profit distributed to the investors. The Group recognizes pro rata amount of dividend income as an investor in the same way as ‘structured finance’, and may be exposed to losses due to reduction in investment value. As of December 31, 2022 and 2021, the invested in MMF(Money Market Fund) amounted to 945,795 million Won and 841,977 million Won, respectively, and there are no additional MMF-related commitments.

Total assets of the unconsolidated structured entities, the carrying value of the related items recorded, the maximum exposure to risks, and the loss recognized in conjunction with the unconsolidated structured entities as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions): The maximum exposure to risks includes the amounts that are recognized in the financial statements and will be confirmed when certain conditions are met in the future such as investments, purchase commitments, credit facilities and others.

	December 31, 2022
	Asset securitization vehicle	Structured finance	Investment funds
Total assets of the unconsolidated structured entities	8,127,552	54,808,596	125,754,166
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	7,500,222	3,124,717	5,495,064
Financial assets at FVTPL	—	2,518	5,315,937
Financial assets at FVTOCI	3,213,331	45,735	—
Financial assets at amortized cost	4,286,891	3,076,341	31,023
Investments in associates	—	—	147,359
Derivative assets	—	123	745
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	808	6,373	2,091
Derivative liability	729	4,974	2,091
Other liabilities (provisions)	79	1,399	—
The maximum exposure to risks	7,579,502	3,438,402	11,495,473
Investments	7,500,222	3,124,717	5,495,064
Purchase agreement	—	—	6,000,409
Credit facilities	79,280	313,685	—
Loss recognized on unconsolidated structured entities	—	956	74,913

	December 31, 2021
	Asset securitization vehicle	Structured finance	Investment funds
Total assets of the unconsolidated structured entities	9,850,415	71,748,569	89,531,669
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	7,936,625	2,827,956	4,394,743
Financial assets at FVTPL	—	3,366	4,174,912
Financial assets at FVTOCI	3,878,882	46,478	—
Financial assets at amortized cost	4,057,573	2,775,503	71,622
Investments in associates	—	—	148,209
Derivative assets	170	2,609	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	480	1,403	—
Derivative liability	—	673	—
Other liabilities (provisions)	480	730	—
The maximum exposure to risks	8,116,171	3,838,653	8,547,148
Investments	7,936,625	2,827,956	4,394,742
Purchase agreement	—	20,000	4,152,406
Credit facilities	179,546	990,697	—
Loss recognized on unconsolidated structured entities	94	2,703	55,366

(7)

The share of non-controlling interests on the net income and equity of subsidiaries of which non-controlling interests that are significant to the Group’s consolidated financial statements are as follows (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	December 31, 2022	December 31, 2021
PT Bank Woori Saudara Indonesia 1906 Tbk	92,118	87,741
Wealth Development Bank	20,759	20,835

2)	Net income or loss attributable to non-controlling interests

	2022	2021
PT Bank Woori Saudara Indonesia 1906 Tbk	10,806	8,619
Wealth Development Bank	401	928

3)	Dividends to non-controlling interests

	2022	2021
PT Bank Woori Saudara Indonesia 1906 Tbk	2,330	1,262

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)	Basis of presentation

The Group maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The significant accounting policies applied in the preparation of consolidated financial statements as of and for the year ended December 31, 2022 are stated below, and the accounting policies applied are identical to ones used in the preparation of previous year’s consolidated financial statements, except for the effects of adopting new standards or interpretations as explained below.

The consolidated financial statements are prepared at the end of each reporting period on the historical cost basis, except for certain non-current assets and financial assets that are either revalued or measured in fair value. Historical cost is generally measured at the fair value of consideration given to acquire assets.

Meanwhile, the consolidated financial statements of the Group was initially approved by the board of directors on February 8, 2023, and were revised and approved on March 3, 2023, and is planned for an approval in the annual shareholder’s meeting on March 23, 2023.

1)	From the accounting period beginning on January 1, 2022, the Group has newly applied the following amendments and interpretations.

i)	Amendments to Korean IFRS‘Statement of cash flow’ - Cash and cash equivalents

The Group did not classify deposits with restrictions under relevant regulations, such as reserve deposits, as cash and cash equivalents. However, in accordance of the IFRS Interpretation Committee’s agenda decision in April 2022 ‘Demand deposits restricted on use under contracts with third parties’ and reply to K-IFRS inquiries on ‘whether the reserve deposit should be classified as cash and cash equivalents’ the policy was changed to classify the reserve deposits with restrictions under relevant regulations which meet the criteria of demand deposits as cash and cash equivalent and applied the modification retrospectively. The impact of this change in accounting policy is as follows:

a)	Impact on the statements of financial position

	December 31, 2022	December 31, 2021	January 1, 2021
Increase in cash and cash equivalents	22,965,162	13,047,255	7,352,253
Decrease in loans and other financial assets at amortized cost	(22,965,162)	(13,047,255)	(7,352,253)

b)	Impact on the statements of cash flow

	2022	2021
Increase in cash flows from operating activities	9,981,310	5,600,710
Increase in exchange rate changes on cash and cash equivalents denominated in foreign currencies	(63,403)	94,292
Net increase in cash and cash equivalents	9,981,310	5,600,710
Increase in cash and cash equivalents, the beginning of the year	13,047,255	7,352,253
Increase in cash and cash equivalents, the end of the year	22,965,162	13,047,255

ii)	Amendments to Korean IFRS 1103 ‘Business Combination’ – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korean IFRS 1037 ‘Provisions, Contingent Liabilities and Contingent Assets’, and Korean IFRS 2121 ‘Levies’. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments do not have a significant impact on the consolidated financial statements.

iii)	Amendments to Korean IFRS 1016 ‘Property, Plant and Equipment’ – Proceeds before Intended Use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendments do not have a significant impact on the financial statements.

iv)	Amendments to Korean IFRS 1037 ‘Provisions, Contingent Liabilities and Contingent Assets’ – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments do not have a significant impact on the consolidated financial statements.

v)	Annual Improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle have been applied from January 1, 2022. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

-	Korean IFRS 1101 ‘First time Adoption of Korean International Financial Reporting Standards’ - Subsidiaries that are first-time adopters

-	Korean IFRS 1109 ‘Financial Instruments’ - Fees related to the 10% test for derecognition of financial liabilities

-	Korean IFRS 1116 ‘Leases’ - Lease incentives

-	Korean IFRS 1041 ‘Agriculture’ - Fair value measurement

2)	The details of Korean IFRS that have been issued and published as of December 31, 2022 but have not yet reached the effective date, and have not been early adopted by the Group are as follows:

i)	Amendments to Korean IFRS 1001 ‘Presentation of Financial Statements’ – Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

ii)	Amendments to Korean IFRS 1001 ‘Presentation of Financial Statements’ - Disclosure of ‘Accounting Policy’

The amendments defined and required the Group to disclose their material accounting policies. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

iii)	Amendments to Korean IFRS 1008 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ - Definition of ‘Accounting Estimates’

The amendments defined accounting estimates and clarified how to distinguish them from changes in accounting policies. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

iv)	Amendments to Korean IFRS 1012 ‘Income Taxes’ - deferred tax related to assets and liabilities arising from a single transaction

The amendments include an additional condition to the exemption to initial recognition of an asset or liability that a transaction does not give rise to equal taxable and deductible temporary differences at the time of the transaction. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

The above enacted or amended standards will not have a significant impact on the Group.

(2)	Basis of consolidated financial statement presentation

The consolidated financial statements incorporate the financial statements of the Bank and the entities (including structured entities) controlled by the Bank (and its subsidiaries, which is the “Group”). Control is achieved where the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Group has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Group considers all relevant facts and circumstances in assessing whether or not the Group’s voting rights in an investee are sufficient to give it power, including:

•	The relative size of the Group’s holding of voting rights and dispersion of holdings of the other vote holders;

•	Potential voting rights held by the Group, other vote holders or other parties;

•	Rights arising from other contractual arrangements;

•

Any additional facts and circumstances that indicate that the Group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary. Profit or loss and each component of other comprehensive income are attributed to the owner of the Group and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owner of the Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

If a subsidiary uses accounting policies other than those of the Group for like transactions and events in similar circumstances, if necessary, adjustments shall be made to make the subsidiary’s accounting policies conform to those of the Group to prepare the consolidated financial statements.

All intra-group transactions and, related assets and liabilities, income and expenses are eliminated in full when preparing the consolidated financial statements.

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests is adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owner of the parent company.

When the Group loses control of a subsidiary, a gain or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Group had directly disposed of the relevant assets (i.e. reclassified to profit or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under Korean IFRS 1109 Financial Instruments or, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

(3)	Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured as the sum of the acquisition-date fair values of the assets transferred by the Group in exchange for control of the acquiree, liabilities assumed by the Group for the former owners of the acquiree and the equity interests issued by the Group. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the acquiree’s identifiable assets, liabilities and contingent liabilities that meet the condition for recognition under Korean IFRS 1103 are recognized at their fair value, except that:

•

deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with Korean IFRS 1012 Income Taxes and Korean IFRS 1019 Employee Benefits, respectively;

•

liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with Korean IFRS 1102 Share-based Payment at the acquisition date; and

•

non-current assets (or disposal groups) that are classified as held for sale in accordance with Korean IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations are measured at the lower of their previous carrying amounts and fair value less costs to sell.

Any excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest (if any) in the acquiree over the net of identifiable assets and liabilities assumed of the acquiree at the acquisition date is recognized as goodwill which is included in intangible assets.

If, after reassessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value.

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration other than the above is remeasured at subsequent reporting dates as appropriate, with the corresponding gain or loss being recognized in profit or loss.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured at fair value at the acquisition date (i.e., the date when the Group obtains control) and the resulting gain or loss, if any, is recognized in profit or loss (or other comprehensive income, if applicable). Amounts arising from changes in value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are recognized, identical to the treatment assuming interests are sold directly.

(4)	Investments in joint ventures and associates

An associate is an entity over which the Group has significant influence, and that is not a subsidiary or a joint venture. Significant influence is the power to participate in making decision on the financial and operating policy of the investee but is not control or joint control over those policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to net assets relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The net income of the current period and the assets and liabilities of the joint ventures and associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with Korean IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, an investment in the joint ventures and associates is initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Group’s share of the net assets of the joint ventures and associates and any impairment. When the Group’s share of losses of the joint ventures and associates exceeds the Group’s interest in the associate, the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint ventures and associates.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the joint ventures and associates recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition is recognized immediately in profit or loss.

Upon a loss of significant influence over the joint ventures and associates, the Group discontinues the use of the equity method and measures at fair value of any investment that the Group retains in the former joint ventures and associates from the date when the Group loses significant influence. The fair value of the investment is regarded as its fair value on initial recognition as a financial asset in accordance with Korean IFRS 1109 Financial Instruments; Recognition and Measurement. The Group recognized differences between the carrying amount and fair value in profit or loss and it is included in determination of the gain or loss on disposal of joint ventures and associates. The Group accounts for all amounts recognized in other comprehensive income in relation to that joint ventures and associates on the same basis as would be required if the joint ventures and associates had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by an associate would be reclassified to net income on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to net income as a reclassification adjustment.

When the Group’s ownership of interest in an associate or a joint venture decreases but the Group continues to maintain significant influence over an associate or a joint venture, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that decrease in ownership interest if the gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities. Meanwhile, if interest on associate or joint venture meets the definition of non-current asset held for sale, it is accounted for in accordance with Korean IFRS 1105.

The requirements of Korean IFRS 1028 - Investments in Associates and Joint Ventures to determine whether there has been a loss event are applied to identify whether it is necessary to recognize any impairment loss with respect to the Group’s investment in the joint ventures and associates. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with Korean IFRS 1036 - Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized is not allocated to any asset (including goodwill), which forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with Korean IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

The Group continues to use the equity method when an investment in an associate becomes an investment in a joint venture or an investment in a joint venture becomes an investment in an associate. There is no remeasurement to fair value upon such changes in ownership interests.

When a subsidiary transacts with an associate or a joint venture of the Group, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Group.

(5)	Investment in Joint operation

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

When the Group operates as a joint operator, it recognizes in relation to its interest in a joint operation:

-	its assets, including its share of any assets held jointly;

-	its liabilities, including its share of any liabilities incurred jointly;

-	its revenue from the sale of its share of the output arising from the joint operation;

-	its share of the revenue from the sale of the output by the joint operation; and

-	its expenses, including its share of any expenses incurred jointly.

The Group accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with Korean IFRSs applicable to the particular assets, liabilities, revenues and expenses.

When the Group enters into a transaction with a joint operation in which it is a joint operator, such as a sale or contribution of assets, it is conducting the transaction with the other parties to the joint operation and, as such, the Group recognizes gains and losses resulting from such a transaction only to the extent of the other parties’ interests in the joint operation.

When the Group enters into a transaction with a joint operation in which it is a joint operator, such as a purchase of assets, it does not recognize proportional share of profit or loss until the asset is sold to a third party.

(6)	Revenue recognition

Korean IFRS 1115 requires the recognition of revenues based on transaction price allocated to the performance obligation when or as the Group performs that obligation to the customer. Revenues other than those from contracts with customers, such as interest revenue and loan origination fee (cost), are measured through effective interest rate method.

1)	Revenues from contracts with customers

The Group recognizes revenue when the Group satisfies a performance obligation by transferring a promised good or service to a customer. When a performance obligation is satisfied, the Group shall recognize as a revenue the amount of the transaction price that is allocated to that performance obligation. The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

The Group is recognizing revenue by major sources as shown below:

①	Fees and commission received for brokerage

The fees and commission received for agency are the amount of consideration or fee expected to be entitled to receive in return for providing goods or services to the other parties with the Group acting as an agency, such as in the case of sales of bancassurance and beneficiary certificates. The majority of these fees and commission received for brokerage are from the business activities relevant to Consumer banking segment.

②	Fees and commission received related to credit

The fees and commission received related to credit mainly include the lending fees received from the loan activity and the fees received in the L/C transactions. Except for the fees and commission accounted for in calculating the effective interest rate, it is generally recognized when the performance obligation has been performed. The majority of these fees and commission received related to credit are from the business activities relevant to Consumer banking and Corporate banking segment.

③	Fees and commission received for electronic finance

The fees and commission received for electronic finance include fees received in return for providing various kinds of electronic financial services through firm-banking and CMS. These fees are recognized as revenue immediately upon the completion of services. The majority of these fees and commission received for electronic finance are from the business activities relevant to Consumer banking and Corporate banking segment.

④	Fees and commission received on foreign exchange handling

The fees and commission received on foreign exchange handling consist of various fees incurred when transferring foreign currency. The point of processing the customer’s request is the time when performance obligation is satisfied, and revenue is immediately recognized when fees and commission are received after requests are processed. The business activities relevant to these fees and commission received on foreign exchange handling are substantially attributable to Corporate banking segment.

⑤	Fees and commission received on foreign exchange

The fees and commission received on foreign exchange consist of fees related to the issuance of various certificates, such as exchange, import and export performance certificates, purchase certificates, etc. The point of processing the customer’s request is the time when performance obligation is satisfied, and revenue is immediately recognized when fees and commission are received after requests are processed. The business activities relevant to these fees and commission received on foreign exchange are substantially attributable to Corporate banking segment.

⑥	Fees and commission received for guarantee

The fees and commission received for guarantee include the fees received for the various warranties. The activities related to the warranty consist mainly of performance obligations satisfied over time and fees and commission are recognized over the guarantee period. The business activities relevant to these fees and commission received for guarantee are substantially attributable to Corporate banking segment.

⑦	Fees and commission received on securities business

The fees and commission received on securities business consist mainly of fees and commission for the sale of beneficiary certificates, and these fees are recognized when the beneficiary certificates are sold to customers. The business activities relevant to these fees and commission received on securities business are substantially attributable to Consumer banking segment.

⑧	Fees and commission from trust management

The fees and commission from trust management consist of fees and commission received in return for the operation and management services for entrusted assets. These operation and management services are performance obligations satisfied over time, and revenue is recognized over the service period. Among the fees and commission from trust management, variable considerations such as profit commission that are affected by the value of entrusted assets and base return of the future periods are recognized as revenue when limitations to the estimates are lifted. The majority of these fees and commission received for brokerage are from the business activities relevant to Consumer banking segment.

⑨	Other fees

Other fees are usually fees related to remittances, but include fees related to various other services provided to customers by the Group. These fees are recognized when transactions occur at the customers’ request and services are provided, at the same time when commission are received. These other fees occur across all operating segments and no single operating segment represents majority of other fees.

2)	Revenues from sources other than contracts with customers

①	Interest income

Interest income on financial assets measured at FVTPL, FVTOCI and financial assets at amortized costs is measured using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial unamortized cost over the expected period, or shorter if appropriate. Future cash flows include commissions and cost of reward points(limited to the primary component of effective interest rate) and other premiums or discounts that are paid or received between the contractual parties when calculating the effective interest rate, but does not include expected credit losses. All contractual terms of a financial instrument are considered when estimating future cash flows.

For purchased or originated credit-impaired financial assets, interest revenue is recognized by applying the credit-adjusted effective interest rate to the amortized cost of the financial asset from initial recognition. Even if the financial asset is no longer impaired in the subsequent periods due to credit improvement, the basis of interest revenue calculation is not changed from amortized cost to unamortized cost of the financial assets.

②	Loan origination fees and costs

The commission fees earned on loans, which is part of the effective interest of loans, is accounted for as deferred origination fees. Incremental costs related to the origination of loans are accounted for as deferred origination costs and is being added or deducted to/from interest income on loans using effective interest rate method.

(7)	Accounting for foreign currencies

The Group’s consolidated financial statements are presented in Korean Won, which is the functional currency of the Group. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at its prevailing exchange rates at the date. The effective portion of the changes in fair value of a derivative that qualifies as a cash flow hedge and the foreign exchange differences on monetary items that form part of net investment in foreign operations are recognized in equity.

Assets and liabilities of the foreign operations subject to the consolidation are translated into Korean Won at foreign exchange rates at the end of the reporting period. Except for situations in which it is required to use exchange rates at the date of transaction due to significant changes in exchange rates during the period, items that belong to profit or loss shall be measured by average exchange rate, with foreign exchange differences recognized as other comprehensive income and added to equity (allocated to non-controlling interests, if appropriate). When foreign operations are disposed, the controlling interest’s share of accumulated foreign exchange differences related to such foreign operations will be reclassified to profit or loss, while non-controlling interest’s corresponding share will not be reclassified.

Adjustments to fair value of identifiable assets and liabilities, and goodwill arising from the acquisition of foreign operations will be treated as assets and liabilities of the corresponding foreign operation and is translated using foreign exchange rates at the end of the period. The foreign exchange differences are recognized in equity.

(8)	Cash and cash equivalents

The Group is classifying cash on hand, demand deposits, interest-earning deposits with original maturities of up to three months on acquisition date, and highly liquid investments that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value as cash and cash equivalents.

(9)	Financial assets and financial liabilities

1)	Financial assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into financial assets at FVTPL, financial assets at FVTOCI, and financial assets at amortized cost.

a)	Business model

The Group evaluates the way business is being managed, and the purpose of the business model for managing a financial asset best reflects the way information is provided to the management at its portfolio level. Such information considers the following:

-

The accounting policies and purpose specified for the portfolio, the actual operation of such policies. This includes strategy of the management focusing on the receipt of contractual interest revenue, maintaining a certain level of interest income, matching the duration of financial assets and the duration of corresponding liabilities to obtain the asset, and outflow or realization of expected cash flows from disposal of assets

-	The way the performance of a financial asset held under the business model is evaluated, and the way such evaluation is being reported to the management

-	The risk affecting the performance of the business model (and financial assets held under the business model), and the way such risk is being managed

-	The compensation plan for the management (e.g. whether the management is being compensated based on the fair value of assets or based on contractual cash flows received)

-	Frequency, amount, timing and reason for sale of financial assets in the past and forecast of future sale activities

b)	Contractual cash flows

The principal is defined to be the fair value of a financial asset at initial recognition. Interest is not only composed of consideration for the time value of money, consideration for the credit risk related to remaining principal at a certain period of time, and consideration for other cost (e.g. liquidity risk and cost of operation) and fundamental risk associated with lending, but also profit.

When evaluating whether contractual cash flows are solely payments of principal and interests, the Group considers the contractual terms of the financial instrument. When a financial asset contains contractual conditions that modify the timing and amount of contractual cash flows, it is required to determine whether contractual cash flows that arise during the remaining life of the financial instrument due to such contractual condition are solely payments of principal and interest. The Group considers the following elements when evaluating the above:

-	Conditions that lead to modification of timing or amount of cash flows

-	Contractual terms that adjust contractual nominal interest, including floating rate features

-	Early payment features and maturity extension features

-	Contractual terms that limit the Group’s claim on cash flows arising from certain assets (e.g. non-recourse feature)

-	Terms of holding multiple contractually linked financial tranche that concentrate credit risk.

In such case, credit risk comparison information of the instrument itself, the contractual cash flow characteristics of underlying financial instrument group and the underlying financial instrument group

①	Financial assets at FVTPL

The Group is classifying those financial assets that are not classified as either financial assets at amortized cost or financial assets at FVTOCI, and those designated to be measured at FVTPL, as financial assets at FVTPL. Financial assets at FVTPL are measured at fair value, and fair value gains or losses are recognized in profit or loss. Transaction costs related to acquisition at initial recognition is recognized as expense immediately upon its occurrence.

The Group may, at initial recognition, irrevocably designate a financial asset as measured at fair value through profit or loss if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

②	Financial assets at FVTOCI

When financial assets are held under a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at FVTOCI. Also, for investments in equity instruments that are not held for short-term trade, an irrevocable election is available at initial recognition to present subsequent changes in fair value as other comprehensive income.

At initial recognition, financial assets at FVTOCI is measured at its fair value plus any direct transaction cost and is subsequently measured in fair value. The changes in fair value except for profit or loss items such as impairment losses (reversals), interest revenue calculated by using effective interest method, and foreign exchange gain or loss, and related income tax effects are recognized as other comprehensive income until the asset’s disposal. Upon derecognition, the accumulated other comprehensive income is reclassified from equity to net income for FVTOCI (debt instrument) and reclassified within the equity for FVTOCI (equity instruments).

③	Financial assets at amortized cost

When financial assets are held under a business model whose objective is to hold financial assets in order to collect contractual cash flows, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at amortized cost. At initial recognition, financial assets at amortized cost are recognized at fair value plus any direct transaction cost. Financial assets at amortized cost is presented at amortized cost using effective interest method, less any loss allowance.

2)	Financial liabilities

At initial recognition, financial liabilities are classified into either financial liabilities at FVTPL or financial liabilities at amortized cost.

Financial liabilities are usually classified as financial liabilities at FVTPL when they are acquired with a purpose to repurchase them within a short period of time, when they are part of a certain financial instrument portfolio that is actually and recently being managed with a purpose of short-term profit and joint management by the Group at initial recognition, and when they are derivatives that do not qualify as hedging instruments. Financial liabilities at FVTPL are measured at fair value plus direct transaction cost at initial recognition and are subsequently measured at fair value. Gain or loss arising from financial liabilities at FVTPL is recognized in profit or loss when occurred.

It is possible to designate a financial liability as financial liability at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial liability at FVTPL; (b) the financial asset forms part of the Group’s financial instrument group (a group composed of a combination of financial asset or liability) according to the Group’s documented risk management or investment strategy, is measured at fair value and is being evaluated for its performance, and such information is provided internally; and (c) the financial liability is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial liability at FVTPL is allowed under Korean IFRS 1109 Financial Instruments.

Financial liabilities designated as at FVTPL are initially recognized at fair value, with any direct transaction cost recognized in profit or loss and are subsequently measured at fair value. Any profit or loss from financial liabilities at FVTPL are recognized in profit or loss.

Financial liabilities not classified as financial liabilities at FVTPL are measured at amortized cost.

3)	Reclassification

Financial assets are not reclassified after initial recognition unless the Group modifies the business model used to manage financial assets. When the Group modifies the business model used to manage financial assets, all affected financial assets are reclassified on the first day of the first reporting period after the modification.

4)	Derecognition

Financial assets are derecognized when contractual rights to cash flows from the financial assets are expired, or when substantially all of risk and reward for holding financial assets is transferred to another entity as a result of a sale of financial assets. If the Group does not have and does not transfer substantially all of the risk and reward of holding financial assets with control of the transferred financial assets retained, the Group recognizes financial assets to the extent of its continuing involvement. If the Group holds substantially all the risk and reward of holding a financial asset, it continues to recognize that asset and proceeds are accounted for as collateralized borrowings.

When a financial asset is fully derecognized, the difference between the book value and the sum of proceeds and accumulated other comprehensive income is recognized as profit or loss in case of FVTOCI (debt instruments), and as retained earnings for FVTOCI (equity instruments).

In case when a financial asset is not fully derecognized, the Group allocates the book value into amounts retained in the books and removed from the books, based on the relative fair value of each portion at the date of sale, and based on the degree of continuing involvement. For the derecognized portion of the financial assets, the difference between its book value and the sum of proceeds and the portion of accumulated other comprehensive income attributable to that portion will be recognized in profit or loss in case of debt instruments and recognized in retained earnings in case of equity instruments. The accumulated other comprehensive income is distributed to the portion of book value retained in the books, and to the portion of book value removed from the books.

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

When the Group exchanges with the existing lender one debt instrument into another one with substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Group accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 percent different from the discounted present value of the remaining cash flows of the original financial liability

5)	Fair value of financial instruments

Financial assets at FVTPL and financial assets at FVTOCI are measured and presented in the consolidated financial statements at their fair values, and all derivatives are also subject to fair value measurement.

Fair value is defined as the price that would be received to exchange an asset or paid to transfer a liability in a recent transaction between independent parties that are reasonable and willing. Fair value is the transaction price of identical financial assets or financial liabilities generated in an active market. An active market is a market where trade volume is sufficient and objective price information is available due to the fact that bid and ask price differences are small.

When trade volume of a financial instrument is low, when transaction prices within the market show large differences among them, or when it cannot be concluded that a financial instrument is being traded within an active market due to disclosures being extremely shallow, fair value is measured using valuation techniques based on alternative market information or using internal valuation techniques based on general and observable information obtained from objective sources. Market information includes maturity and characteristics, duration, similar yield curve, and variability measurement of financial instruments of similar nature. Fair value amount contains unique assumptions on each entity (the Group concluded that it is using assumptions applied in valuing financial instruments in the market, or risk-adjusted assumptions in case marketability does not exist).

The market approach and income approach, which are valuation techniques used to estimate the fair value of financial instruments, both require significant judgment. Market approach measures fair value using either a recent transaction price that includes the financial instrument, or observable information on comparable firm or assets. Income approach measures fair value through discounting future cash flows with a discount rate reflecting market expectations, and revenue, operating income, depreciation, capital expenditures, income tax, working capital and estimated residual value of financial investments are being considered when deriving future cash flows. Valuation techniques such as the above include estimates based on the financial instruments’ complexity and usefulness of observable information in the market.

The valuation techniques used in the evaluation of financial instruments are explained below.

a)	Financial assets at FVTPL and Financial assets at FVTOCI

The fair value of equity securities included in financial assets at FVTPL and financial assets at FVTOCI category is recognized in the statement of financial position at its available market price. Debt securities traded in the over-the-counter market are generally recognized at an amount computed by an independent appraiser. When the Group uses the fair value determined by independent appraisers, the Group usually obtains three values from three different appraisers for each financial instrument and selects the minimum amount without making additional adjustments. For equity securities without marketability, the Group uses the amount determined by the independent appraiser. The Group verifies the prices obtained from appraisers in various ways, including the evaluation of independent appraisers’ competency, indirect verification through comparison between appraisers’ price and other available market information, and reperformed by employees who have knowledge of valuation models and assumptions that appraisers used.

b)	Derivatives

The Group’s transactions involving derivatives such as futures and exchange traded options are measured at market value. For exchange traded derivatives classified as level 2 in the fair value hierarchy, the fair value is estimated using internal valuation techniques. If there are no publicly available market prices because they are traded over-the-counter, fair value is measured through internal valuation techniques. When using internal valuation techniques to derive fair value, the types of derivatives, base interest rate or characteristics of prices, or stock market indices are considered. When variables used in the internal valuation techniques are not observable information in the market, such variables may contain significant estimates.

c)	Adjustment of valuation amount

The Group is exposed to credit risk when a counterparty to a derivative contract does not perform its contractual obligation, and the exposure amount is equal to the amount of derivative asset recognized in the statement of financial position. When the Group earns income through valuation of derivatives, such income is recognized as derivative asset in the statement of financial position. Some of the derivatives are traded in the market, but most of the derivatives are measured at estimated fair value derived from internal valuation models that use observable information in the market. As such, in order to estimate the fair value there should be an adjustment made to incorporate counterparty’s credit risk, and credit risk adjustment is being considered when valuing derivative assets such as over-the counter derivatives. The amount of financial liabilities is also adjusted by the Group’s own credit risk when valuing them.

The amount of adjustment is derived from counterparty’s probability of default and loss given default. This adjustment considers contractual matters that are designed to reduce the Group’s exposure to each counterparty’s credit risk. When derivatives are under master netting arrangement, the exposure used in the computation of credit risk adjustment is a net amount after adding/deducting cash collateral received (or paid) from loss(or gain) position derivatives with the same counterparty.

6)	Expected credit losses on financial assets

The Group recognizes loss allowance on expected credit losses for the following assets:

-	Financial assets at amortized cost

-	Debt instruments measured at FVTOCI

-	Contract assets as defined by Korean IFRS 1115

Expected credit losses are weighted-average value of a range of possible results, considering the time value of money, and are measured by incorporating information on current conditions and forecasts of future economic conditions that are available without undue cost or effort.

The methods to measure expected credit losses are classified into following three categories in accordance with Korean IFRS:

-	General approach: Financial assets that do not belong to below two models and unused loan commitments

-	Simplified approach: When financial assets are either trade receivables, contract assets or lease receivables

-	Credit impairment model: Purchased or originated credit-impaired financial assets

The measurement of loss allowance under general approach is differentiated depending on whether the credit risk has increased significantly after initial recognition. That is, loss allowance is measured based on 12-month expected credit loss when the credit risk has not increased significantly after initial recognition, while loss allowance is measured at lifetime expected credit loss when credit risk has increased significantly. Lifetime is the expected remaining life of the financial instrument up to the maturity date of the contract.

The measurement of loss allowance under simplified approach is always based on lifetime expected credit loss, and loss allowance under credit impairment model is measured as the cumulative change in lifetime expected credit loss since initial recognition.

a)	Measurement of expected credit losses on financial asset at amortized cost

The expected credit losses on financial assets at amortized cost is measured by the difference between the contractual cash flows during the period and the present value of expected cash flows. Expected cash inflows are computed for individually significant financial assets in order to calculate expected credit losses.

Financial assets that are not individually significant, they are included in a group of financial assets with similar credit risk characteristics and expected credit losses of the group are calculated collectively.

Expected credit losses are deducted through loss allowance account, and when the financial asset is determined to be uncollectible, the loss allowance is written off from the books along with the related financial asset. Changes in loss allowance due to subsequent recoveries of amounts previously written off are recognized in profit or loss.

b)	Measurement of expected credit losses on financial asset at FVTOCI

The measurement method of expected credit loss is identical to financial asset at amortized cost, but changes in the loss allowance is recognized in other comprehensive income. When financial assets at FVTOCI is disposed or repaid, the related loss allowance is reclassified from other comprehensive income to net income.

(10)	Offsetting financial instruments

Financial assets and liabilities are presented as a net amount in the statements of financial position when the Group has an enforceable legal right and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(11)	Investment properties

The Group classifies a property held to earn rentals and/or for capital appreciation as an investment property. Investment properties are measured initially at cost, including transaction costs, less subsequent depreciation and impairment.

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably, and the book value of a portion of an asset that are replaced by a subsequent expenditure is removed from the books. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, all other investment properties are depreciated based on the depreciation method and useful lives of premises and equipment. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, and when it is deemed appropriate to change them, the effect of any change is accounted for as a change in accounting estimates.

An investment property is derecognized from the consolidated financial statements on disposal or when it is permanently withdrawn from use and no future economic benefits are expected even from its disposal. The gain or loss on derecognition of an investment property is calculated as the difference between the net disposal proceeds and the carrying amount of the property and is recognized in profit or loss in the period of derecognition.

(12)	Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment is expenditure directly attributable to their purchase or construction, which includes any cost directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of an asset or as a separate asset (if appropriate) if it is probable that future economic benefit associated with the assets will flow into the Group and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, for all other premises and equipment, depreciation is charged to net income on a straight-line basis by applying the following estimated economic useful lives on the amount of cost or revalued amount less residual value.

Useful life
Buildings used for business purpose	35 to 57 years
Structures in leased office	4 to 5 years
Properties for business purpose	4 to 5 years

The Group reassesses the depreciation method, the estimated useful lives and residual values of premises and equipment at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate. When there is an indicator of impairment and the carrying amount of a premises and equipment item exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(13)	Intangible assets and goodwill

The Group is recognizing intangible assets measured at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Group’s intangible asset are amortized over the following economic lives using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate.

Useful life
Industrial property rights	5 to 10 years
Development costs	5 years
Software and others	4 to 5 years or contract period

In addition, when an indicator that intangible assets are impaired is noted, and the carrying amount of the asset exceeds the estimated recoverable amount of the asset, the carrying amount of the asset is reduced to its recoverable amount.

Goodwill acquired in a business combination is included in intangible assets. Goodwill is not amortized, but is subject to an impairment test at the cash-generating unit level every year, and whenever there is an indicator that goodwill is impaired.

Goodwill is allocated to each of the Group’s cash-generating unit (or groups of cash-generating units) that is expected to benefit from the synergies of the combination. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit on a pro rata basis based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

(14)	Impairment of non-monetary assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment by estimating the recoverable amount when there is an objective indication that the carrying amount may not be recoverable. Recoverable amount is the higher of value in use or net fair value, less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in profit or loss.

(15)	Leases

The Group determines whether the agreement is a lease or includes a lease at the time of the agreement. In exchange for consideration in the contract, if the control over the use of the identified asset is transferred for a period of time, the contract is a lease or includes a lease. In determining whether a contract transfers control of the use of the identified asset, the Group uses the definition of a lease in Korean IFRS 1116.

1)	The Group as a lessee

The Group recognizes the right-of-use asset and the lease liability at the commencement date of the lease. The right-of-use asset is measured at cost, which comprises the amount of the initial measurement of the lease liability, lease payments made at or before the commencement date(less any lease incentives received), initial direct costs, and an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located.

The right-of-use asset is subsequently depreciated on a straight-line basis from the commencement of the lease to the end of the lease term. However, if the lease transfers ownership of the underlying asset to the lessee by the end of the lease term or if the cost of the right-of-use asset reflects that the lessee will exercise a purchase option, the lessee depreciates the right-of-use asset same as a fixed asset from the commencement date to the end of the useful life of the underlying asset. The right-of-use asset may be reduced by an impairment of the underlying asset or adjusted by remeasurement of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that cannot be readily determined, the Group uses its incremental borrowing rate. The Group generally uses the incremental borrowing rate.

The lease payments included in the measurement of the lease liability comprise the following:

-	Fixed payments (including in-substance fixed payments)

-	Variable lease payments that depend on an index(or a rate), initially measured using the index or rate as at the commencement date

-	Amounts expected to be payable by the lessee under residual value guarantees

-

The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, lease payments of the extended period if the lessee is reasonably certain to exercise extension option, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease liability is subsequently increased by the interest expense recognized for the lease liability and decreased by reflecting the payment of the lease payments. The lease liability is remeasured if the future lease payments change depending on changes in the index(or a rate), changes in the expected amount to be paid under the residual value guarantee, and changes in the assessment of whether the purchase or extension option is reasonably certain to be exercised or not to exercise the terminate option.

When remeasuring a lease liability, the related right-of-use asset is adjusted and if the carrying amount of the right-of-use asset decreases to zero, the remeasurement amount is recognized in profit or loss.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

Most extension options in offices and vehicles leases have not been included in the lease liability, because the Group could replace the assets without significant cost or business disruption.

The lease term is reassessed if an option is actually exercised (or not exercised) or the Group becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee.

During the current financial year, the financial effect of revising lease terms to reflect the effect of exercising extension and termination options was an increase in recognized lease liabilities and right-of-use assets of 1,650 million Won.

In the statement of financial position, the Group classified the right-of-use assets that do not meet the definition of investment property as ‘premises and equipment’ and the lease liabilities as ‘other financial liabilities.’

The Group has chosen a practical expedient that does not recognize the right-of-use asset and lease liabilities for short-term leases with a lease term less than 12 months and leases for which the underlying asset is of low value. The Group recognizes the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

2)	The Group as a lessor

At the date of the agreement or the effective date of the modification containing the lease element, the Group allocates the consideration of the contract to each lease element on the basis of its relative stand-alone price.

As a lessor, the Group classifies its leases as either an operating lease or a finance lease at the commencement date.

The Group subsequently judges whether the lease transfers substantially all the risks and rewards incidental to ownership of an underlying asset. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset, otherwise a lease is classified as an operating lease.

If the agreement contains both lease and non-lease elements, the Group applies Korean IFRS 1115 to allocate the consideration of the contract.

The Group applies derecognition and impairment provisions of Korean IFRS 1109 to its net investment in the lease. The Group also carries out regular review of the unguaranteed residual value used to calculate total lease investment.

The Group recognizes lease payments from operating lease as income on a straight-line basis.

The accounting policy that the Group has applied as a lessor is not different from Korean IFRS 1116.

(16)	Derivative instruments

Derivative instruments are classified as forwards, futures, options and swaps, depending on the types of transactions and are classified at the point of transaction as either trading or hedging based on its purpose.

Derivatives are initially recognized at fair value at the date of contract and are subsequently measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument. If derivatives have been designated as hedging instruments and if it is effective, the point of recognition of gain or loss depends on the characteristics of hedging relationship.

1)	Embedded derivatives

Embedded derivatives are components of a hybrid financial instrument that includes a non-derivative host contract. It has an effect of modifying part of cash flows of the hybrid financial instrument similar to an independent derivative.

Embedded derivatives that are part of a hybrid contract of which the host contract is a financial asset within the scope of Korean IFRS 1109 is not separated. The classification is done by considering the hybrid contract as a whole, and subsequent measurement is either at amortized cost or fair value.

If embedded derivatives are part of a hybrid contract of which the host contract is not a financial asset within the scope of Korean IFRS 1109 (e.g. financial liability), then these are treated as separate derivatives if embedded derivatives meet the definition of a derivative, characteristics & risk of the embedded derivatives are not closely related to that of host contract, and if the host contract is not measured at FVTPL.

2)	Hedge accounting

The Group is designating certain derivatives as hedging instrument against fair value changes in relation to the interest rate risk, foreign currency translation and interest rate risk, and foreign currency translation risk.

The Group is documenting the relationship between hedging instruments and hedged items at the commencement of hedging in accordance with their purpose and strategy. Also, the Group documents at the commencement and subsequent dates whether the hedging instrument effectively counters the changes in fair value of hedged items. A hedging instrument is effective only when it meets all the following criteria:

-	When there is an economic relationship between the hedged items and hedging instruments.

-	When the effect of credit risk is not stronger than the change in value due to the economic relationship between the hedged items and hedging instruments.

-

When the hedge ratio of hedging relationship is equal to the proportion of the number of items that the group actually hedges and the number of hedging instruments that the Group actually uses to hedge the number of hedged items

When a hedging relationship no longer meets the hedging effectiveness requirements related to hedge ratio, but when the purpose of risk management on designated hedging relationship is still maintained, the hedge ratio of the hedging relationship is adjusted so that hedging relationship may meet the requirements again (Hedge ratio readjustment).

The Group has designated derivatives as hedging instrument except for the portion on foreign currency basis spread. The fair value change due to foreign currency basis spread is recognized in other comprehensive income and is accumulated in equity. If the hedged item is related to transactions, the accumulated other comprehensive income is reclassified to profit or loss when the hedged item affects the profit or loss. However, when non-monetary items are subsequently recognized due to hedged items, the accumulated equity is removed from the equity directly, and is included in the initial book value of the recognized non-monetary items. Such transfers does not affect other comprehensive income. But if part or all of accumulated equity is not expected to be recovered in the future periods, the amount not expected to be recovered is immediately reclassified to profit or loss. If the hedged item is time-related, then the foreign currency basis spread on the day the derivative is designated as a hedging instrument that is related to the hedged item is reclassified to profit or loss over the term of the hedge.

3)	Fair value hedge

Gain or loss arising from valid hedging instrument is recognized in profit or loss. However, when the hedging instrument mitigates risks on equity instruments designated as financial assets at FVTOCI, related gain or loss is recognized in other comprehensive income.

The book value of hedged items that are not measured in fair value is adjusted by the changes in fair value arising from the hedged risk, with resulting gain or loss reflected in profit or loss. In case of debt instruments measured at FVTOCI, book value is an amount that is already adjusted to fair value and thus gain or loss arising from the hedged risk is recognized in profit or loss instead of other comprehensive income without adjustments in book value. When the hedged item is equity instruments measured at FVTOCI, the gain or loss arising from hedged risk is retained at other comprehensive income in order to match the gain or loss with hedging instruments.

Hedge accounting ceases to apply only when hedging relationship (or part of it) does not meet the requirements of hedge accounting (even after hedging relationship readjustment, if applicable). This treatment holds in case of lapse, disposal, expiry and exercise of hedging instruments, and this cease of treatment applies prospectively. The fair value adjustments made to book value of hedged item due to hedged risk is amortized from the date of discontinuance of hedge accounting and is recognized in profit or loss.

4)	Cash flow hedge

The Group recognizes the effective portion of changes in the fair value of derivatives and other valid hedging instruments that are designated and qualified as cash flow hedges in other comprehensive income, to the extent of cumulative fair value changes of the hedged item from the date of hedge accounting. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to net income when the hedged item affects net income. However, when non-monetary assets or liabilities are subsequently recognized due to expected transactions involving hedged items, the valuation gain or loss accumulated in the equity as other comprehensive income is removed from the equity and included in the initial book value of the recognized non-monetary assets or liabilities. Such transfers do not affect other comprehensive income. Also, if accumulated other comprehensive income is a loss and part or all of the losses are not expected to be recovered in the future periods, the said amount is immediately reclassified to profit or loss.

Hedge accounting ceases to apply only when hedging relationship (or part of it) does not meet the requirements of hedge accounting (even after hedging relationship readjustment, if applicable). This treatment holds in case of lapse, disposal, expiry and exercise of hedging instruments, and this cease of treatment applies prospectively. At the point of cessation of cash flow hedge, the valuation gain or loss recognized as accumulated other comprehensive income continues to be recognized as equity, and is reclassified to profit or loss when the expected transaction is ultimately recognized as profit or loss. However, when transactions are no longer expected to occur, the valuation gain or loss of hedging instrument recognized as accumulated other comprehensive income is immediately reclassified to profit or loss.

(17)	Assets (or disposal group) held for sale

The Group classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(18)	Provisions

Provisions are recognized if it has present or contractual obligations as a result of the past event, it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation is reliably estimated. Provisions are not recognized for the future operating losses.

The Group recognizes provision related to the payment guarantees, loan commitment and litigations. Under the terms of lease agreement, the cost incurred by the Group to recover the leased asset to its original state are recognized as provisions at the commencement of the lease or during a specific period in which the obligation is incurred as a result of the using the asset. The provisions are measured as the best estimate of the expenditure required to recover the asset, which is regularly reviewed and sated to the new situation.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

(19)	Capital and compound financial instruments

The Group classifies a financial instrument that it issues as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement. A financial liability is a contractual obligation to deliver cash or another financial asset to another entity. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

If the Group reacquires its own equity instruments, the consideration paid including the direct transaction costs (net of tax expense) are presented as a deduction from total equity until such instruments are retired or reissued. When these instruments are reissued, the consideration received (net of direct transaction costs) is included in the shareholder’s equity.

(20)	Financial guarantee contracts

A financial guarantee contract is a contract where the issuer must pay a certain amount of money in order to compensate losses suffered by the creditor when debtor defaults on a debt instrument in accordance with original or modified contractual terms.

A financial guarantee is initially measured at fair value and is subsequently measured at the higher of the amounts below unless it is designated to be measured at FVTPL or when it arises from disposal of an asset.

-	Loss allowance in accordance with Korean IFRS 1109

-	Initial book value less accumulated profit measured in accordance with Korean IFRS 1115

(21)	Employee benefits and pensions

The Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for the services rendered by the employees. Also, the Group recognizes expenses and liabilities in the case of accumulating compensated absences when the employees render services that entitle their right to future compensated absences. Similarly, the Group recognizes expenses and liabilities for customary profit distribution or bonuses when the employees render services, even though the Group does not have legal obligation to do so because it can be construed as constructive obligation.

The Group is operating defined contribution plans and defined benefit plans. Contributions to defined contribution plans are recognized as an expense when employees have rendered services entitling them to receive the benefits. For defined benefit plans, the defined benefit liability is calculated through an actuarial assessment using the projected unit credit method every end of the reporting period, conducted by professional actuaries. Remeasurement, comprising actuarial gains and losses, the return on plan assets (excluding interest), and the effect of the changes to the asset ceiling (if applicable) is reflected immediately in the separate statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur.

Remeasurement recognized in the consolidated statement of comprehensive income is not reclassified to profit or loss in the subsequent periods. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are composed of service cost (including current service cost and past service cost, as well as gains and losses on curtailments and settlements), net interest expense (income) and remeasurement.

The Group presents the service cost and net interest expense (income) components in profit or loss, and the remeasurement component in other comprehensive income. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the actual deficit or surplus in the Group’s defined benefit plans. Any surplus resulting from this calculation is recognized as an asset limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Liabilities for termination benefits are recognized at the earlier of either the date when the Group is no longer able to cancel its proposal for termination benefits or the date when the Group has recognized the cost of restructuring that accompanies the payment of termination benefits.

(22)	Hedge accounting of net investment in a foreign operation

When applying hedge accounting of net investment in a foreign operation, the effective portion of changes in fair value of the hedging instrument is recognized in other comprehensive income and the ineffective portion of the hedge is recognized as current profit or loss in order to offset changes in the fair value of the hedged item caused by the hedging with changes in the fair value of the hedging instrument. The effective portion of hedge recognized in other comprehensive income will be reclassified from other comprehensive income to current profit or loss in accordance with Korean IFRS 1021 The Effects of Changes in Foreign Exchange Rates at the time of disposal of a foreign operation or disposal of a portion of its foreign operations in the future.

(23)	Income taxes

Income tax expense is composed of current tax and deferred tax. That is, income tax expense is composed of taxes payable or refundable during the period and deferred taxes calculated by applying asset-liability method to taxable and deductible temporary differences arising from operating loss and tax credit carryforwards. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is recognized for the change in deferred tax assets or liabilities. Deferred tax assets and liabilities are measured as of the reporting date using the enacted or substantively enacted tax rates expected to apply in the period in which the liability is settled or asset realized. Deferred tax assets, including the carryforwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

Deferred income tax assets and liabilities are offset if, and only if, the Group has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority or when the entity intends to settle current tax liabilities and assets on a net basis with different taxable entities.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill. Deferred tax assets or liabilities are not recognized if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity or when it arises from business combination.

The tax uncertainty arises from the compensation claim filed by the Group, and the refund litigation for the amount of tax levied by the tax authority due to differences in tax law analysis.

In response, the Group paid taxes in accordance with Korean IFRS 2123 due to the tax authority’s claim but recognized as a corporate tax asset if it is highly probable of a refund in the future.

(24)	Criteria of calculating earnings per share (“EPS”)

Basic EPS is a calculation of net income per each common stock. It is calculated by dividing net income attributable to ordinary shareholders by the weighted-average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continuously being evaluated based on numerous factors including historical experiences and expectations of future events considered to be reasonably possible. Actual results can differ from those estimates based on such definitions. The accounting estimates and assumptions that contain significant risk of materially changing current book values of assets and liabilities in the next accounting periods are as follows:

The prolonged of Coronavirus disease 2019 (“COVID-19”) has a material impact on the global economy including Korea. Financial and economic shocks may have a negative impact in various forms on the financial condition and financial performance of the Group. However, the Korean government is providing unprecedented supports; such as, loan deferment, to mitigate the negative impact. Despite these various forms of government supports being announced, the negative impact of the global economy from COVID-19 continues.

The Group determined that the credit risk of loan affected by the loan deferment has significantly increased; and evaluated that the possibility of default is high. The Group will continue to assess the adequacy of forward-looking information related to the duration of the impact of COVID-19 on economy and government policies.

As of December 31, 2022 and 2021, total loans (loan receivables, payment guarantees) that are subject to loan deferment and interest deferment, total loans that changed its stage from 12-month to lifetime expected credit losses (Stage 2), and the expected credit loss allowances recognized additionally are as follows: (Unit: Korean Won in millions):

		December 31, 2022	December 31, 2021
Total loans (loan receivables, payment guarantees) that are subject to loan deferment and interest deferment	Corporate	1,960,524	2,428,496
	Retail	216,487	167,146

	Total	2,177,011	2,595,642

Total loans that changed its stage from 12-month to lifetime (Stage 2) expected credit losses	Corporate	1,777,108	2,125,492
	Retail	169,851	134,920

	Total	1,946,959	2,260,412

The expected credit loss allowances that be additionally recognized	Corporate	312,371	275,057
	Retail	12,643	9,657

	Total	325,014	284,714

In addition, as of December 31, 2022, the Group applied the overlay in consideration of the potential for insolvency due to market interest rate hikes and the increase in economic uncertainty due to the prolonged of COVID-19 when forecasting the future economy.

As of December 31, 2022 and 2021, the increase in the provision for expected credit loss due to the application of the future economic forecast overlay is as follows. (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Corporate	347,752	48,583
Retail	16,252	6,237
Total	364,004	54,820

(1)	Income taxes

The Group has recognized current and deferred taxes based on best estimates of expected future income tax effect arising from the Group’s operations until the end of the current reporting period. However, actual tax payment may not be identical to the related assets and/or liabilities already recognized, and these differences may affect current taxes and deferred tax assets/liabilities at the time when income tax effects are finalized. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. In this case the Group’s evaluation considers various factors such as estimated future taxable profit based on forecasted operating results, which are based on historical financial performance. The Group is reviewing the book value of deferred tax assets every end of the reporting period and in the event that the possibility of earning future taxable income changes, the deferred tax assets are adjusted up to taxable income sufficient to use deductible temporary differences.

(2)	Valuation of financial instruments

Financial assets at FVTPL and FVTOCI are recognized in the consolidated financial statements at fair value. All derivatives are measured at fair value. Valuation techniques are required in order to determine fair values of financial instruments where observable market prices do not exist. Financial instruments that are not actively traded and have low price transparency will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks.

As described in Note 2. Basis of Preparation and Significant Accounting Policies (9) 5), ‘Fair value of financial assets and liabilities’, when valuation techniques are used to determine the fair value of a financial instrument, various general and internally developed techniques are used, and various types of assumptions and variables are incorporated during the process.

(3)	Impairment of financial instruments

The accuracy of the provision for credit losses is determined by the estimation of the expected cash flows for each tenant for estimating the individually assessed loan-loss allowance, and the assumptions and variables in the model used for estimating the collectively assessed loan-loss, allowance payment guarantee and unused commitment.

The Group has estimated the allowance for credit losses based on reasonable and supportable information that was available without undue cost or effort the end of the current reporting period about past events, current conditions and forecasts of future economic conditions.

The measurement of expected credit loss is described in 4. Risk management (1) 3) Measurement of expected credit loss.

(4)	Defined benefit plan

The Group operates a defined benefit pension plan. Defined benefit obligation is calculated at every end of the reporting period by performing actuarial valuation, and estimation of assumptions such as discount rate, expected wage growth rate and mortality rate is required to perform such actuarial valuation. The defined benefit plan, due to its long-term nature, contains significant uncertainties in its estimates.

4.	RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks. The Group is required to analyze and assess the level of complex risks, and determine the permissible level of risks and manage such risks. The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Group has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given risks present, for which the Group has implemented processes for risk identification, measurement, assessment, control, monitoring and reporting.

The risk is managed by the risk management department in accordance with the Group’s risk management policy. The Risk Management Committee, at the top decision-making level, makes decisions on the risk strategies such as the allocation of risk capital and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the potential financial losses that may incur in the future when the counterparty refuses to fulfill or lost the ability to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

i)	Credit risk management

a.	Credit facilities limit management

The Group calculates and manages the appropriate borrowing limits by aggregation, business and industry through managements of aggregation, total exposure and portfolio.

b.	Review organization and role

①	Large enterprise loan credit department

-	Examination, approval, and follow-up management of loans to large enterprise es (including small and medium enterprises affiliated with major debt affiliates)

-	Examination, approval, and follow-up management of loans to government agencies, public (More than 50% of investments and contributions) and other corporations

-	Examination, approval, and follow-up management of overseas branches and local corporations of domestic corporations

-	Examination, approval, and follow-up management of relevant real estate PF (large construction enterprises or non-confirmed)

-	‘General access to the credit management for the group of affiliated enterprises,’ etc. prescribed by the Regulation on Supervision of Banking Business, etc.

②	Small and medium-sized enterprise loan credit department

-	Examination, approval, and follow-up management of loans to Small and medium-sized corporations (excluding small and medium enterprises affiliated with major debt affiliates)

-	Examination, approval, and follow-up management of loans to public (Less than 50% of investments and contributions) and other corporations

-	Consultation on loan examination, and agreement on the approval (including follow-up) of overseas branches and local corporations of the enterprises

-	Examination, approval, and follow-up management of relevant real estate PF (Small- and medium- construction enterprises or non-confirmed)

-	Examination, approval, and follow-up management, etc. of business loans related to housing city fund loans

③	Personal loan credit department

-	Examination, approval, and follow-up management of personal and individual business loans

-	Examination and approval of collective loans (including cases where construction enterprise is subject to workout)

④	Corporation workout department

-	General management of enterprises subject to workout, etc.

-	General management of enterprises subject to pre-workout, etc. with the management on the borrower in the course of corporate rehabilitation procedures.

-	Workout activities such as the establishment and implementation of corporate workout plans performed for relevant enterprise.

-	Pre-workout activities such as the establishment and implementation of corporate management diagnosis and management plans performed for relevant enterprise.

-	Credit examination, approval, setting total exposure limit and follow-up management for relevant enterprise.

-	Examination and execution of loans for sound post-management of rehabilitation bonds such as examination, approval, and follow-up management of overseas branches and local corporations of the relevant enterprise.

⑤	Global IB Review Department

-	Credit examination, approval and follow-up management related to IB Group Investment Banking

-	Credit examination, approval, and follow-up of overseas branches of domestic companies, local subsidiaries, and pure overseas companies

-	Support for related tasks such as credit screening and follow-up management of overseas review centers

-	Establishing and managing Total Exposure limits for affiliated companies

-	Management of approved loans (deferred, asset soundness, portfolio, etc.)

-	Credit limit management designated by the Banking Act for the affiliated companies

c.	Credit screening and follow-up management

①	Objective

-	To maintain appropriate credit ratings and improve asset health

②	Main activities

-	Review the adequacy of credit and credit ratings, and maintain the consistency in application of ratings.

-	Review the appropriateness of asset forward looking criteria and the provision for credit losses.

-	Overall analysis of loan portfolio quality.

-	Inspection of compliance with loan policies and relevant regulations, and recommendation for modification of policies.

-	Review the appropriateness of loan approval and compliance with loan commitments.

-	Post-inspection of the operation manager’s discretionary decision for loans.

-	Assessing the accuracy of the identification of bad loans and the timeliness of actions taken by the person in charge of the loan.

ii)	Current status by measurement method

a.	Method of calculating risk-weighted assets

①	The Group calculates the risk-weighted assets of the credit risk by obtaining approval of the internal rating based approach.

②	The internal rating based approach meets the qualitative and quantitative requirements set by the Financial Supervisory Service, including the use of advanced techniques in risk measurement, as well as the establishment of an internal control and risks management system. It enables more accurate measurement and management of credit risk than the standard method.

-	The internal rating based approach

Risk-weighted assets are calculated by applying self-estimated risk measurement factors such as probability of default (PD), loss given default (LGD), exposure at default (EAD), and effective maturity (M) according to the internal rating of the Group.

b.	Overview and utilization scope of credit rating evaluation model

<Overview of corporate credit rating model>

①	Definition of corporate credit rating model

The evaluation model is the assessment of the possibility of default by the counterparty. It includes both scoring assessments that are evaluated according to quantitative methods using financial statements, etc., representative assessments that are evaluated according to quantitative methods using loans, receipts, etc. of the representative’s subsidiaries and other financial institutions, and Judgment evaluations that are evaluated by the evaluator’s subjective judgment. This represents that the degree of credit risk assessed is presented in a systematic manner.

②	Operation of corporate credit rating model

-	General corporate evaluation model: Classified to external audit based on Korean IFRS, external audit based on GAAP, non-external audit 1, non-external audit 2 and personal business based on their total assets, sales volume, accounting standards, external audit determination, loan size and types of business; such as individuals or corporations.

-	Evaluation model of local governments

-	Evaluation model of public institutions

-	Evaluation model of finance institutions: Banks, insurance companies, financial investment, and other financing

-	Evaluation model of overseas companies

-	Evaluation model of non-profit organization: Private schools, medical institutions, religious organizations, and other organizations

-	Special financial evaluation model: PF, OF, CF, IPRE, HVCRE

③	Corporate credit rating system

The corporate credit rating system is divided into 14 grades (13 normal, 1 default) system, and each credit rating is presented in English (AAA~D).

<Overview of retail credit rating model>

①	Definition of retail credit scoring model

This is a model that determines credit rating of retail loan customers by calculating credit score statistically using the customer information, and operates two types of scoring system which are Application Scoring System and Behavior Scoring System according to applicable borrowers’ loan types.

-	Application Scoring System(ASS) : The model determines credit rating by statistically calculating credit score for new retail loan applications using personal information, transaction information and credit information.

-	Behavior Scoring System(BSS) : The model determines credit rating by statistically calculating credit score for existing retail loans using transaction information and credit information.

②	Operation of retail credit scoring model

-	SOHO loan credit scoring model : ASS / BSS scoring model

-	Household loan credit scoring model : ASS / BSS scoring model

③	Retail credit scoring model evaluation system : Presented in number from grade 1 to 10.

<Utilization score of credit rating evaluation model>

①	Utilizes as a key component in calculating BIS credit risk-weighted assets

②	Supports prompt loan decision-making by applying for interest rate (pricing), and discretionary decision-making, etc.

③	Utilizes to measure overall risk such as assets forward looking and provisions for the credit losses

④	Utilizes as an indicator of RAPM and relevant performance measurement.

c.	Control structure for credit evaluation system (including content related to grade change)

①	Securing the independence of granting credit rating

The credit rating is granted through the evaluation department (large enterprises, medium enterprises, individuals, etc.) that is independent from the sales department, but the head of the sales department has authority to grant credit ratings to small-scale loans according to the size of the loans. The Group clearly defines and operates procedures such as override, check list, authority and procedures, and review when granting credit ratings. For credit ratings granted by a sales branch and the evaluation department, periodic and regular loan reviews are performed by the credit supervision department to assess the consistency and timeliness of credit ratings

②	Securing independence of credit risk control operations

The credit risk management department within the risk management group that is independent of the sales department is responsible for the design, monitoring/supervision of operation and performance, on-going review and modification. The credit risk management department conducts self-validation and monitoring of credit ratings, development and implementation of credit rating models.

③	Validation of credit evaluation systems by an independent third party

To secure the adequacy of credit evaluation system, the risk management group model validation team that is independent from the credit evaluation system department conducts validation of credit evaluation system. The model validation team conducts periodic validation to assess the design adequacy of credit evaluation system, to determine whether new BIS satisfies with minimum requirements and to validate the utilization and calculation methods of risk measurement components (PD, LGD, EAD, etc.).

A third-party review is conducted in the head office audit department for the development / implementation of credit risk management department’s credit risk model, estimation of risk measurement factors, and the third party’s validation activities of the model validation team.

④	Strengthen the role of the Board of Directors and management

Major decision-making related to the credit evaluation system and risk measurement factors are carried out in the approval process of the Risk Management Council and the Committee (Board of Directors). Issues related to validation and monitoring of credit evaluation systems and risk measurement elements are regularly reported to the Risk Management Council and the Committee (Board of Directors).

d.	Scope of application of internal rating method

BIS Ratio calculation method		Exposure category	Date of approval
Standard method	Permanent standard method	Government, public institutions, banks	October 30, 2008
	Standard method	Subsidiaries, overseas branches, other assets	October 30, 2008

Internal rating method

Large/small, medium-sized enterprise exposure (external audit IFRS, external audit GAAP, non-external audit1, non-external audit2, personal business model), retail exposure, asset-backed exposure(Credit Rating Act)

October 30, 2008 February 13, 2015

Stepwise application		Special financing, financial institutions, non-profit organizations, and public institutions	October 30, 2008

iii)	Measurement of expected credit loss

Korean IFRS 1109 requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, depends on the degree of increase in credit risk since their initial recognition.

Classification	Stage 1	Stage 2	Stage 3
Definition	No significant increase in credit risk after initial recognition (*)	Significant increase in credit risk after initial recognition	Credit-impaired

Loss allowance	12-month expected credit losses:	Lifetime expected credit losses:
	Expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date	Expected credit losses that result from all possible default events over the life of the financial instrument

(*)	If the financial instrument has low credit risk at the end of the reporting period, the Group may assume that the credit risk has not increased significantly since initial recognition.

At the end of each reporting period, the Group assesses whether the credit risk has increased significantly since initial recognition by using credit rating, assets soundness, early warning system, days past due and other. For financial assets whose contractual cash flows have been modified, the Group assesses whether there is a significant increase in credit risk on the same basis. The Group performs the above assessment to both corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures
Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower
More than 30 days past due	More than 30 days past due
‘Warning’ level in early warning system	Significant decrease in credit rating(*)
Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of opinion by external auditors)	Deferment of repayment of principal and interest
Significant decrease in credit rating (*)	Deferment of interest
Deferment of repayment of principal and interest
Deferment of interest

(*)	The Group has applied the above indicators of significant decrease in credit rating since initial recognition as follows, and the estimation method is regularly being monitored.

	Credit rating	Indicators of significant decrease in credit rating
Corporate	AAA ~ A+	More than 4 steps
	A- ~ BBB	More than 3 steps
	BBB- ~ BB+	More than 2 steps
	BB ~ BB-	More than 1 step

Retail	1 ~ 3	More than 3 steps
	4 ~ 5	More than 2 steps
	6 ~ 10	More than 1 step

The Group sees no significant increase in credit risk after initial recognition for debt securities, etc. with a credit rating of A + or higher, which are deemed to have low credit risk at the end of the reporting period.

The Group concludes that credit is impaired when financial assets are under conditions stated below:

-	When principal of loan is overdue for 90 days or longer due to significant deterioration in credit

-	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

-	When other objective indicators of impairment have been noted for the financial asset

The Group has estimated the allowance for credit losses using an estimation model that additionally reflects the future economic forward information based on the past experience loss rate data.

Probability of default (PD) and loss given default (LGD) for each category of financial asset are being calculated by considering factors such as debtor type, credit rating and portfolio. The estimates are regularly being reviewed in order to reduce discrepancies with actual losses.

In measuring the expected credit losses, the Group is using reasonable and supportable macroeconomic indicators such as GDP growth rate, Personal consumption expenditures increase/decrease rate, consumer price index change rate in order to forecast future economic conditions.

The Group is conducting the following procedures to estimate and apply future economic forecast information.

-	Development of estimation models through regression analysis of corporate retail/year-by-year default rate and macroeconomic indicator data by year

-

Calculation of estimated default rate incorporating future economic forecasts by applying estimated macroeconomic indicators provided by verified institutions such as Bank of Korea and National Assembly Budget Office to the estimation model developed

-	Forecast of macroeconomic variables

①	Probability weight

As of December 31, 2022, the probability weights applied to the scenarios of the forecasts of macroeconomic variables is as follows (Unit: %):

	Basic Scenario	Upside Scenario	Downside Scenario
Probability weight	52.57	12.52	34.91

②	Economic forecast of each major macroeconomic variables by scenario (prospect period: 2023)

As of December 31, 2022, the forecasts of major macroeconomic variables by scenario is as follows (Unit: %):

	Basic Scenario	Upside Scenario	Downside Scenario
GDP growth rate	1.70	1.89	1.36
Personal consumption expenditures increase/decrease rate	2.70	3.11	1.97
Consumer price index change rate	3.60	3.39	3.97

As of December 31, 2022 and 2021, the sensitivity of the provision for expected credit losses due to changes in macroeconomic indicators is as follows (Unit: Korean Won in millions):

			December 31, 2022
Corporate	Personal consumption expenditures increase/decrease rate	Increase by 1% point	(59,987)
		Decrease by 1% point	68,036
Retail	Consumer price index change rate	Increase by 1% point	(24,164)
		Decrease by 1% point	28,042

			December 31, 2021
Corporate	GDP growth rate	Increase by 1% point	(68,140)
		Decrease by 1% point	74,495
	Personal consumption expenditures increase/decrease rate	Increase by 1% point	(40,654)
		Decrease by 1% point	43,028
Retail	GDP growth rate	Increase by 1% point	(8,798)
		Decrease by 1% point	9,163
	Consumer price index change rate	Increase by 1% point	(29,469)
		Decrease by 1% point	34,352

-

The increase rate between the measured default rate and the predicted default rate is used as a future economic forecast adjustment coefficient and reflected in the estimate applied for the current year.

iv)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees loan commitment.

The maximum exposure to credit risk as of December 31, 2022 and 2021 is as follows (Unit: Korean Won in millions):

		December 31, 2022	December 31, 2021
Loans and other financial assets at amortized cost	Korean treasury and government agencies	2,871,872	2,184,352
	Banks	19,407,690	23,673,164
	Corporates	131,310,782	120,509,302
	Retail	172,329,255	176,650,594

	Sub-total	325,919,599	323,017,412

Financial assets at FVTPL (*1)	Due from banks	34,995	65,072
	Debt securities	3,192,217	1,471,718
	Loans	19,169	10,623
	Derivative assets	8,204,737	4,802,957

	Sub-total	11,451,118	6,350,370

Financial assets at FVTOCI	Debt securities	32,145,758	38,126,977
Securities at amortized cost	Debt securities	28,268,516	17,086,274
Derivative assets	Derivative assets (designated for hedging)	—	95,103
Off-balance accounts	Guarantees (*2)	11,899,320	12,913,362
	Loan commitments	76,081,523	70,387,647

	Sub-total	87,980,843	83,301,009

Total		485,765,834	467,977,145

(*1)	Financial instruments available for put are not included.
(*2)	Those guarantees include financial guarantees of 3,072,827 million Won and 3,885,937 million Won as of December 31, 2022 and 2021, respectively.

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2022
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	301,855,215	5,188,826	4,721,439	215,174	714,182	13,224,763	325,919,599
Securities at amortized cost	26,883,967	642,089	421,248	16,658	—	304,554	28,268,516
Financial assets at FVTPL	7,311,349	2,607	2,210,580	318,323	168,013	1,440,246	11,451,118
Financial assets at FVTOCI	27,780,323	806,320	2,297,076	1,726	41,421	1,218,892	32,145,758
Off-balance accounts	84,418,210	981,139	380,209	25,644	16,987	2,158,654	87,980,843
Guarantees	10,100,103	446,502	145,084	25,644	16,987	1,165,000	11,899,320
Loan commitments	74,318,107	534,637	235,125	—	—	993,654	76,081,523

Total	448,249,064	7,620,981	10,030,552	577,525	940,603	18,347,109	485,765,834

	December 31, 2021
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	300,108,987	5,620,622	3,742,328	212,821	630,592	12,702,062	323,017,412
Securities at amortized cost	16,785,265	92,880	27,018	—	—	181,111	17,086,274
Financial assets at FVTPL	4,220,406	1,330	1,188,358	195,048	61,315	683,913	6,350,370
Financial assets at FVTOCI	34,242,133	808,359	1,713,435	1,755	23,193	1,338,102	38,126,977
Derivative assets (designated for hedging)	17	—	95,086	—	—	—	95,103
Off-balance accounts	79,274,578	1,001,429	375,929	31,116	32,402	2,585,555	83,301,009
Guarantees	10,783,987	590,990	167,541	31,116	32,402	1,307,326	12,913,362
Loan commitments	68,490,591	410,439	208,388	—	—	1,278,229	70,387,647

Total	434,631,386	7,524,620	7,142,154	440,740	747,502	17,490,743	467,977,145

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia and other countries.

b)	Credit risk exposure by industries

①

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of December 31, 2022 and 2021 (Unit: Korean Won in millions):

	December 31, 2022
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	72,068,928	35,480,453	27,562,669	4,063,427	169,426,005	17,318,117	325,919,599
Securities at amortized cost	239,141	—	16,198,175	199,924	—	11,631,276	28,268,516
Financial assets at FVTPL	81,836	150,178	8,222,518	10,296	1,167	2,985,123	11,451,118
Financial assets at FVTOCI	417,877	231,132	22,249,839	48,225	—	9,198,685	32,145,758
Off-balance accounts	16,531,999	21,764,034	11,011,217	2,820,360	30,340,751	5,512,482	87,980,843
Guarantees	4,647,666	4,500,906	955,466	779,950	5,801	1,009,531	11,899,320
Loan commitments	11,884,333	17,263,128	10,055,751	2,040,410	30,334,950	4,502,951	76,081,523

Total	89,339,781	57,625,797	85,244,418	7,142,232	199,767,923	46,645,683	485,765,834

	December 31, 2021
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	64,532,721	36,697,082	30,802,871	3,259,250	172,270,921	15,454,567	323,017,412
Securities at amortized cost	479,291	—	7,061,770	250,607	—	9,294,606	17,086,274
Financial assets at FVTPL	55,447	116,355	4,981,797	2,505	1,836	1,192,430	6,350,370
Financial assets at FVTOCI	376,998	258,866	29,444,989	131,967	—	7,914,157	38,126,977
Derivative assets (designated for hedging)	—	—	95,103	—	—	—	95,103
Off-balance accounts	16,369,326	18,224,550	12,342,461	3,520,613	27,527,027	5,317,032	83,301,009
Guarantees	5,519,493	3,024,323	2,189,980	1,158,597	5,186	1,015,783	12,913,362
Loan commitments	10,849,833	15,200,227	10,152,481	2,362,016	27,521,841	4,301,249	70,387,647

Total	81,813,783	55,296,853	84,728,991	7,164,942	199,799,784	39,172,792	467,977,145

②

Details of financial instruments and corporate loans by industry as of December 31, 2022 that may have impact from the spread of the COVID-19 are as follows, and industries that will have impacts are subject to change based on future economy condition. (Unit : Korean Won in millions):

			December 31, 2022
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Service business	Distribution business	General retail business	1,157,537	824	6,296	496,830	1,661,487
		General wholesale business	1,801,361	1,659	—	533,368	2,336,388
		Sub-total	2,958,898	2,483	6,296	1,030,198	3,997,875
		Accommodation business	1,434,456	2,228	24,121	161,573	1,622,378
		Travel business	48,655	—	—	16,369	65,024
		Arts, Sports and Leisure service	1,780,739	1,012	—	104,065	1,885,816
		Food business	1,520,098	426	—	179,977	1,700,501
		Transport business	357,940	181	—	248,801	606,922
		Education	425,779	169	—	40,891	466,839
		Others	1,560,457	773	—	301,343	1,862,573
		Sub-total	10,087,022	7,272	30,417	2,083,217	12,207,928
Manufacturing		Textile	2,361,092	767	8,898	1,076,002	3,446,759
		Metal	1,579,004	191	—	1,225,601	2,804,796
		Non-metal	796,671	1,529	7,629	381,014	1,186,843
		Chemical	3,649,189	158	—	3,627,183	7,276,530
		Electronics	1,409,475	58	—	1,202,758	2,612,291
		Others	3,280,434	1,287	11,452	2,530,964	5,824,137
		Sub-total	13,075,865	3,990	27,979	10,043,522	23,151,356

	Total		23,162,887	11,262	58,396	12,126,739	35,359,284

Details of financial instruments and corporate loans by industry as of December 31, 2021 that may have impact from the spread of the COVID-19 are as follows (Unit : Korean Won in millions):

			December 31, 2021
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Service business	Distribution business	General retail business	754,850	274	—	299,064	1,054,188
		General wholesale business	809,893	221	—	237,678	1,047,792
		Sub-total	1,564,743	495	—	536,742	2,101,980
		Accommodation business	1,441,185	625	23,840	181,563	1,647,213
		Travel business	53,302	—	—	12,455	65,757
		Arts, Sports and Leisure service	600,746	503	—	63,660	664,909
		Food business	1,279,128	216	—	179,799	1,459,143
		Transport business	404,120	77	—	167,883	572,080
		Others	1,050,229	599	—	191,837	1,242,665
		Sub-total	6,393,453	2,515	23,840	1,333,939	7,753,747
Manufacturing		Textile	2,626,493	724	10,718	1,012,989	3,650,924
		Metal	199,877	10	—	9,704	209,591
		Non-metal	148,471	24	—	48,171	196,666
		Chemical	904,563	1,994	—	689,895	1,596,452
		Electronics	103,510	31	—	33,389	136,930
		Others	191,865	—	—	87,587	279,452
		Sub-total	4,174,779	2,783	10,718	1,881,735	6,070,015

Total			10,568,232	5,298	34,558	3,215,674	13,823,762

v)	Credit risk exposure

a)	Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (designated for hedging) as of December 31, 2022 and 2021 is as follows (Unit: Korean Won in millions):

	December 31, 2022
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)
Loans and other financial assets at amortized cost	285,080,318	19,138,437	12,261,349	10,210,653	952,021	327,642,778	(1,723,179)	325,919,599
Korean treasury and government agencies	2,873,282	—	—	—	—	2,873,282	(1,410)	2,871,872
Banks	19,038,873	372,788	2,125	—	17,333	19,431,119	(23,429)	19,407,690
Corporates	111,501,463	14,240,708	2,282,095	4,071,452	530,069	132,625,787	(1,315,005)	131,310,782
General business	72,886,649	9,059,573	1,697,255	2,971,706	389,139	87,004,322	(975,675)	86,028,647
Small- and medium-sized enterprise	29,502,710	5,103,110	563,717	1,062,575	125,930	36,358,042	(286,520)	36,071,522
Project financing and others	9,112,104	78,025	21,123	37,171	15,000	9,263,423	(52,810)	9,210,613
Consumers	151,666,700	4,524,941	9,977,129	6,139,201	404,619	172,712,590	(383,335)	172,329,255
Securities at amortized cost	28,276,901	—	—	—	—	28,276,901	(8,385)	28,268,516
Financial assets at FVTOCI (*3)	31,914,193	231,565	—	—	—	32,145,758	(11,805)	32,145,758

Total	345,271,412	19,370,002	12,261,349	10,210,653	952,021	388,065,437	(1,743,369)	386,333,873

	December 31, 2022
	Collateral value
	Stage 1	Stage 2	Stage 3	Total
Loans and other financial assets at amortized cost	208,651,926	19,055,225	485,156	228,192,307
Korean treasury and government agencies	24,276	—	—	24,276
Banks	1,858,588	—	—	1,858,588
Corporates	78,709,348	4,756,502	239,365	83,705,215
General business	44,447,616	3,389,896	154,617	47,992,129
Small- and medium-sized enterprise	30,114,649	1,366,606	69,748	31,551,003
Project financing and others	4,147,083	—	15,000	4,162,083
Consumers	128,059,714	14,298,723	245,791	142,604,228
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—

Total	208,651,926	19,055,225	485,156	228,192,307

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI were disclosed as the amount before deducting allowance for credit losses as it does not reduce the carrying amount.

	December 31, 2021
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)
Loans and other financial assets at amortized cost	283,565,471	18,624,292	12,231,201	8,988,853	968,857	324,378,674	(1,361,262)	323,017,412
Korean treasury and government agencies	2,188,261	—	9	—	—	2,188,270	(3,918)	2,184,352
Banks	23,126,109	492,437	46,373	—	22,788	23,687,707	(14,543)	23,673,164
Corporates	101,561,012	13,461,216	2,349,023	3,579,128	570,173	121,520,552	(1,011,250)	120,509,302
General business	66,937,885	8,659,543	1,708,778	2,477,966	398,652	80,182,824	(750,626)	79,432,198
Small- and medium-sized enterprise	28,958,516	4,713,234	618,828	1,087,829	110,854	35,489,261	(220,117)	35,269,144
Project financing and others	5,664,611	88,439	21,417	13,333	60,667	5,848,467	(40,507)	5,807,960
Consumers	156,690,089	4,670,639	9,835,796	5,409,725	375,896	176,982,145	(331,551)	176,650,594
Securities at amortized cost	17,091,509	—	—	—	—	17,091,509	(5,235)	17,086,274
Financial assets at FVTOCI (*3)	37,917,921	209,056	—	—	—	38,126,977	(12,146)	38,126,977

Total	338,574,901	18,833,348	12,231,201	8,988,853	968,857	379,597,160	(1,378,643)	378,230,663

	December 31, 2021
	Collateral value
	Stage 1	Stage 2	Stage 3	Total
Loans and other financial assets at amortized cost	204,832,977	17,804,901	586,962	223,224,840
Korean treasury and government agencies	20,679	—	—	20,679
Banks	1,287,055	—	—	1,287,055
Corporates	71,937,733	4,576,048	345,085	76,858,866
General business	40,235,793	3,108,160	220,792	43,564,745
Small- and medium-sized enterprise	29,222,070	1,467,888	74,293	30,764,251
Project financing and others	2,479,870	—	50,000	2,529,870
Consumers	131,587,510	13,228,853	241,877	145,058,240
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—

Total	204,832,977	17,804,901	586,962	223,224,840

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI were disclosed as the amount before deducting allowance for credit losses as it does not reduce the carrying amount.

b)	Guarantees and loan commitments

The credit quality of the guarantees and loan commitments as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2022
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)
Off-balance accounts
Guarantees	10,768,204	846,997	25,826	245,061	13,232	11,899,320
Loan commitments	72,267,461	1,885,280	1,486,009	442,773	—	76,081,523

Total	83,035,665	2,732,277	1,511,835	687,834	13,232	87,980,843

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2021
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts
Guarantees	11,486,461	1,037,142	47,549	275,166	67,044	12,913,362
Loan commitments	65,472,824	2,732,039	1,711,338	471,375	71	70,387,647

Total	76,959,285	3,769,181	1,758,887	746,541	67,115	83,301,009

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

vi)	Collateral and other credit enhancements

For the year ended December 31, 2022, there have been no significant decreases in the value of collateral or other credit enhancements held by the Group or significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group.

vii)

Among the financial assets that have measured loan-loss allowance in terms of lifetime expected credit losses, amortized costs before changes in contractual cash flows for the years ended December 31, 2022 and 2021 are 86,747 million Won and 145,594 million Won, respectively, with net losses recognized along with the changes 4,539 million Won and 11,734 million Won, respectively.

viii)

The Group determines which loan is subject to write-off in accordance with internal guidelines and writes off loan receivables when it is determined that the loans are practically irrecoverable. For example, loans are practically irrecoverable when application is made for rehabilitation under the Debtor Rehabilitation and Bankruptcy Act and loans are confirmed as irrecoverable by the court’s decision to waive debtor’s obligation, or when it is impossible to recover the loan amount through legal means such as auctioning of debtor’s assets or through any other means of recovery available. Notwithstanding the write-off, the Group may still exercise its right of collection after the asset has been written off in accordance with its collection policies.

As the Group manages receivables that have not lost the right of claim to the debtor for the grounds of incomplete statute limitation and uncollected receivables under the related laws as receivable charge-offs, the balance as of December 31, 2022 and 2021 is 8,434,449 million Won and 8,634,641 million Won, respectively. In addition, the contractual uncollected amount of financial assets written off during the year ended December 31, 2022, but still in the process of recovery is 220,924 million Won.

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks and measuring its level, and evaluating the appropriateness of the level of accepted market risks.

i)	Market risk management for trading activities

The Group uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and managing internal risk. The Value at Risk (VaR) methodology is used to manage and measure market risk. The Group also uses the internal model approved by the Financial Supervisory Service to measure the VaR using the Historical Simulation Method based on a 99% confidence level and a 10-day retention period, and calculates the required capital risk for calculating the BIS ratio. For internal management purposes, limit management is performed on a daily basis measuring VaR based on a 99% confidence and 1 day retention period. In addition, the Group performs a daily verification that compares VaR measurement and profit and loss to verify the suitability of the model.

In addition, for crisis management, the Group performs stress testing on a monthly basis, which is to measure the expected loss amount in case of extreme situation, such as IMF bailout in 1997 or global financial crisis in 2008.

Each year, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit discriminated by managerial unit(group, department, team, risk element, etc.), and as for minor operating units, the limits are decided by position operating department up to given limit. Limit compliance is independently monitored by risk general department and periodically reported to risk management committee and risk management council.

The minimum, maximum and average VaR for the years ended December 31, 2022 and 2021, respectively, and the VaR as of December 31, 2022 and 2021, respectively, are as follows (Unit: Korean Won in millions):

	December 31, 2022	For the year ended December 31, 2022			December 31, 2021	For the year ended December 31, 2021
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	11,800	8,847	11,987	4,298	4,177	4,681	14,017	2,405
Stock price	7,055	6,590	12,448	1,806	2,972	3,637	6,676	1,609
Foreign currencies	17,608	14,002	22,251	5,421	5,904	6,745	13,144	4,747
Diversification	(17,354)	(12,725)	(19,640)	(4,201)	(6,072)	(7,300)	(20,007)	(3,628)

Total VaR (*)	19,109	16,714	27,046	7,324	6,981	7,763	13,830	5,133

(*)	VaR (Value at Risk): Retention period of 1 day, Maximum expected losses under 99% level of confidence.

ii)	Market risk management for non-trading activities

For non-trading sectors of the Group, NII (Net Interest Income) and NPV (Net Present Value) simulations are operated through ALM (Asset Liability Management) system, and then, interest rate risks are managed and measured by various analysis methods such as calculating ΔNII (change in Net Interest Income) and ΔEVE (change in Economic Value of Equity).

NII is primarily an indicator of changes in profit from short-term changes in interest rates and is measured by deducting the interest expenses on the liability from the interest income from the asset. NPV is primarily an indicator of the risk of an economic value perspective resulting from unfavorable changes in interest rates and is measured by subtracting the present value of the liability from the present value of the asset.

ΔNII represents a change in net interest income that may occur over a certain period (E.g., 1 year) due to unfavorable changes in interest rates, and ΔEVE indicates the economic value changes in equity capital that could be caused by changes in interest rates affecting the present value of asset, liabilities, and others.

Applying six scenarios of interest rate risk shocks (parallel increase and decrease, steepener, flattener and short-term interest rate increase and decrease), the interest rate risks of IRRBB (Interest Rate Risk in the Banking Book) are calculated. Based on the above six scenarios, the change in economic value of equity (ΔEVE) is measured, the maximum of which is the final ΔEVE. Also, applying two scenarios (parallel increase and decrease), Based on the two scenarios (parallel increase and decrease) likewise, the maximum is calculated as the final ΔNII.

For assets and liabilities as of December 31, 2022 and 2021 that include the Bank and consolidated trusts and subsidiaries of the Bank, details of ΔEVE and ΔNII calculated based on interest rate risk in banking book (IRRBB) are as follows (Unit: Korean Won in millions):

December 31, 2022		December 31, 2021
ΔEVE(*1)	ΔNII(*2)	ΔEVE(*1)	ΔNII(*2)
411,447	448,509	920,290	195,186

(*1)	ΔEVE: change in Economic Value of Equity
(*2)	ΔNII: change in Net Interest Income

The Group measures and manages the risks resulting from interest rate fluctuations caused by mismatches in interest rates and maturities of assets and liabilities. At the interest rate re-pricing date, cash flows (both principal and interest) of interest bearing assets and liabilities, which is the basis of non-trading position interest rate risk management are as follows: (Unit: Korean Won in millions):

,

	December 31, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	213,438,844	53,466,078	12,210,591	13,203,873	45,890,269	5,429,302	343,638,957
Financial assets at FVTPL	945,818	27	27	27	8,838	13,024	967,761
Financial assets at FVTOCI	6,093,805	4,224,460	3,014,625	3,550,982	15,409,527	584,203	32,877,602
Securities at amortized cost	2,749,432	1,806,804	1,768,936	1,427,736	20,126,354	2,100,203	29,979,465

Total	223,227,899	59,497,369	16,994,179	18,182,618	81,434,988	8,126,732	407,463,785

Liability:
Deposits due to customers	166,821,311	49,234,720	32,999,477	38,710,524	54,596,510	69,861	342,432,403
Borrowings	13,383,278	3,474,294	1,379,136	679,472	3,886,808	472,325	23,275,313
Debentures	7,511,274	3,066,434	2,307,509	3,114,290	7,582,817	2,349,306	25,931,630

Total	187,715,863	55,775,448	36,686,122	42,504,286	66,066,135	2,891,492	391,639,346

	December 31, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	196,577,479	55,969,032	12,424,001	11,061,432	50,657,635	4,798,802	331,488,381
Financial assets at FVTPL	1,187,567	529	27	27	431	13,131	1,201,712
Financial assets at FVTOCI	5,489,649	4,741,319	3,915,011	4,139,102	19,962,071	634,111	38,881,263
Securities at amortized cost	1,297,865	847,134	813,405	949,475	11,990,559	2,116,986	18,015,424

Total	204,552,560	61,558,014	17,152,444	16,150,036	82,610,696	7,563,030	389,586,780

Liability:
Deposits due to customers	145,230,737	47,170,403	32,747,529	28,275,351	61,531,873	59,152	315,015,045
Borrowings	10,594,673	3,757,710	1,447,638	1,249,992	4,027,839	428,660	21,506,512
Debentures	6,819,495	1,733,375	2,273,774	1,813,136	12,550,020	2,128,570	27,318,370

Total	162,644,905	52,661,488	36,468,941	31,338,479	78,109,732	2,616,382	363,839,927

iii)	Currency risk

Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk as of December 31, 2022 and 2021 are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

		December 31, 2022
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign Currency	Korean Won Equivalent	Foreign currency	Korean Won Equivalent	Korean Won Equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	9,036	11,450,762	64,816	617,810	1,542	279,779	484	653,841	1,015,664	14,017,856
	Loans and other financial assets at amortized cost	24,327	30,829,640	117,903	1,123,824	24,637	4,470,059	2,510	3,391,144	4,952,419	44,767,086
	Financial assets at FVTPL	947	1,199,983	26,769	255,155	—	—	357	481,910	176,057	2,113,105
	Financial assets at FVTOCI	3,307	4,191,383	—	—	3,999	725,511	2	2,573	725,271	5,644,738
	Securities at amortized cost	576	729,811	—	—	3,540	642,214	69	93,250	206,497	1,671,772

	Total	38,193	48,401,579	209,488	1,996,789	33,718	6,117,563	3,422	4,622,718	7,075,908	68,214,557

Liability	Financial liabilities at FVTPL	415	526,553	26,766	255,128	—	—	322	434,590	274,895	1,491,166
	Deposits due to customers	24,569	31,135,886	227,276	2,166,353	28,125	5,102,886	2,108	2,847,863	5,008,508	46,261,496
	Borrowings	6,894	8,737,229	41,765	398,093	1,023	185,652	431	582,034	2,179,502	12,082,510
	Debentures	3,524	4,465,501	—	—	—	—	—	—	339,188	4,804,689
	Other financial liabilities	3,040	3,851,992	8,213	78,281	4,295	779,233	380	513,272	200,249	5,423,027

	Total	38,442	48,717,161	304,020	2,897,855	33,443	6,067,771	3,241	4,377,759	8,002,342	70,062,888

Off-balance accounts		6,048	7,664,629	34,512	328,964	1,141	207,012	592	800,493	868,470	9,869,568

		December 31, 2021
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign Currency	Korean Won Equivalent	Foreign currency	Korean Won Equivalent	Korean Won Equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	5,707	6,765,996	43,146	444,510	1,236	230,188	93	125,491	966,095	8,532,280
	Loans and other financial assets at amortized cost	26,240	31,107,940	139,282	1,415,093	23,733	4,420,552	2,329	3,126,359	5,579,288	45,649,232
	Financial assets at FVTPL	427	506,505	17,283	178,059	—	—	326	437,045	71,369	1,192,978
	Financial assets at FVTOCI	3,195	3,787,466	—	—	3,899	726,310	33	44,638	741,348	5,299,762
	Securities at amortized cost	240	283,935	—	—	499	92,917	29	39,142	138,422	554,416

	Total	35,809	42,451,842	199,711	2,037,662	29,367	5,469,967	2,810	3,772,675	7,496,522	61,228,668

Liability	Financial liabilities at FVTPL	274	324,420	16,384	168,798	—	—	239	321,354	203,523	1,018,095
	Deposits due to customers	19,803	23,476,384	219,531	2,261,701	26,342	4,906,441	1,640	2,201,233	4,796,156	37,641,915
	Borrowings	5,766	6,835,191	29,001	298,784	—	—	349	469,124	1,395,597	8,998,696
	Debentures	2,716	3,220,380	—	—	—	—	—	—	341,621	3,562,001
	Other financial liabilities	2,731	3,237,053	10,181	104,884	2,658	495,125	335	449,891	210,757	4,497,710

	Total	31,290	37,093,428	275,097	2,834,167	29,000	5,401,566	2,563	3,441,602	6,947,654	55,718,417

Off-balance accounts		7,197	8,532,510	32,777	337,685	2,533	471,852	598	803,357	1,250,186	11,395,590

iv)	Interest rate indicator reform risk management

The Group is closely monitoring the output and market of various industry working groups that manage the transition to new interest rate indicators, including those announced by London Interbank Offered Rate (LIBOR) regulators.

A fundamental shift in interest rate indicators (hereafter, ‘interest rate indicator reform’) is taking place around the world, and certain interbank lending rates (hereinafter, ‘IBORs’) are being replaced by new risk-free rates. In particular, LIBOR, with the exception of overnight, 1-month, 3-month, 6-month, and 12-month USD LIBOR, all of the calculations were stopped as of December 31, 2021, and five USD LIBORs which were mentioned earlier will also be discontinued as of June 30, 2023.

The Group has established a LIBOR-related response plan consisting of work flows such as risk management, accounting, taxation, law, computerization, and customer management. The purpose of the plan is to identify the impacts and risks associated with interest rate reform within the business, and to prepare and implement an action plan to facilitate the transition to an alternative interest rate indicator. The Group aims to complete the response plan in accordance with the supervisory authority’s response guidelines.

The details of financial instruments that have not completed the LIBOR-related conversion to interest rates benchmark as of December 31, 2022, are as follows. Non-derivative financial instruments are in the carrying amount. Derivatives and commitments and financial guarantees are in the nominal amount. (Unit: Korean Won in millions)

	USD (*1)
	Total amount (*2)	With interest rate substitution clause
Non-derivative financial assets
Financial assets at FVTOCI	514,935	355,247
Financial assets at amortized cost	4,214,876	3,237,567

Sub-total	4,729,811	3,592,814

Non-derivative financial liabilities
Financial assets at amortized cost	89,326	89,326
Derivatives
Interest rate related (for trading)	26,210,037	26,208,438
Currency related (for trading)	33,886,969	33,598,769
Interest rate related (for hedging)	2,344,505	2,344,505

Sub-total	62,441,511	62,151,712

(*1)	Financial instruments related to USD Libor (overnight rate, 1, 3, 6, 12 month rates) that are expired before June 30, 2023 are excluded.
(*2)	For contracts that do not have an interest rate alternative clause, we are in the process of negotiating to add an interest rate alternative clause.

The KRW CD interest rate is planned to be replaced by the Korea Overnight Financing Repo Rate (KOFR) in the long term, but the policy direction to activate the replacement rate or when the CD rate calculation will be stopped is not clear.

(3)	Liquidity risk

Liquidity risk management prevents financial institutions from incurring losses due to lack of funds by effectively managing liquidity shortages that can occur due to inconsistent maturity of assets and liabilities or an unexpected outflow of funds. The entire assets and liabilities within the financial statements and also off-balance sheet account that can generate cash-flow are subject to the liquidity risk management.

i)	Liquidity risk management

a)	Basel III regulatory response

Through the standard ALM system, liquidity risks are managed by dividing them into short-term (liquidity coverage ratio, within one month) and mid- to long-term (net stabilization fund procurement ratio, over one year). Daily Liquidity Coverage Ratio(LCR) and quarterly Net Stable Funding Ratio(NSFR) are calculated and monitored, and relevant information is provided in accordance with the disclosure standards of the Basel Committee on Banking Supervision (BCBS).

b)	Analysis of financing and operation status by maturity

As assets and liabilities are grouped into ALM account (COA; Chart of account) according to their account characteristics, and the gap ratio is identified through cash flow reports by various time and segment (e.g., by remaining period, contract period, etc.), the Group manages the liquidity risk by keeping the target ratio (limited) set this year. In addition, the Group established and manages the target ratio of bias management for specific funding sources that are highly likely to leave. The Group also provides a function through daily ALM system to search relevant maturity report by business group so that related departments (e.g., the Financial Planning Department, the Fund Department, each business group, etc.) can identify liquidity risk management indicators and status.

c)	Establishment and implementation of Contingency plan

Various inspection items related to liquidity risk are monitored on a daily or weekly basis by establishing and regularly inspecting the preceding Contingency Plan in order to effectively cope with the risk of capital outflow and procurement due to rapid and unexpected changes in market conditions. In addition, the Group has strengthened monitoring related to foreign currency liquidity by operating a foreign currency liquidity plan separately from January 2012.

-	Inspection items related to liquidity risk on the Contingency Plan checklist

∎	The amount of Won/foreign currency funds and shortages

∎	Liquidity coverage ratio (monthly average balance, daily balance)

∎	The amount of deposits and withdrawals (saving deposit in Korean Won, depository)

∎	Overdraft limit exhaustion rate

∎	Percentage of reduction in the balance of deferred receipts

∎	Percentage of fund bias by subject and period

∎	Won and foreign currency funding spread

ii)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	35,161	—	—	—	—	—	35,161
Deposits due to customers	227,656,223	37,116,140	23,654,192	41,424,824	14,284,227	1,522,830	345,658,436
Borrowings	7,823,902	5,049,912	3,047,607	2,652,352	4,389,446	484,909	23,448,128
Debentures	4,790,601	5,002,086	2,885,404	3,366,882	7,582,817	2,349,306	25,977,096
Lease liabilities	62,982	32,055	30,231	24,680	124,194	33,007	307,149
Other financial liabilities	13,284,860	68,049	289	842	71,602	3,037,105	16,462,747

Total	253,653,729	47,268,242	29,617,723	47,469,580	26,452,286	7,427,157	411,888,717

	December 31, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	100,976	—	—	—	—	—	100,976
Deposits due to customers	223,651,106	32,061,611	19,762,035	31,197,665	8,869,531	1,615,196	317,157,144
Borrowings	8,697,161	3,685,707	2,190,705	2,239,620	4,259,963	440,506	21,513,662
Debentures	1,516,215	3,137,770	4,064,603	3,959,258	12,550,020	2,128,570	27,356,436
Lease liabilities	37,436	49,457	26,535	21,816	122,468	38,275	295,987
Other financial liabilities	16,833,929	206,429	281	114	2,389	1,999,198	19,042,340

Total	250,836,823	39,140,974	26,044,159	37,418,473	25,804,371	6,221,745	385,466,545

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	35,161	—	—	—	—	—	35,161
Deposits due to customers	240,898,476	41,378,805	23,831,814	28,443,089	9,775,704	56,013	344,383,901
Borrowings	7,823,902	5,049,912	3,047,607	2,652,352	4,389,446	484,909	23,448,128
Debentures	4,790,601	5,002,086	2,885,404	3,366,882	7,582,817	2,349,306	25,977,096
Lease liabilities	63,048	32,060	30,472	24,982	130,176	38,584	319,322
Other financial liabilities	13,284,860	68,049	289	842	71,602	3,037,105	16,462,747

Total	266,896,048	51,530,912	29,795,586	34,488,147	21,949,745	5,965,917	410,626,355

	December 31, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	100,976	—	—	—	—	—	100,976
Deposits due to customers	229,593,127	33,208,402	19,579,259	26,760,691	7,527,939	89,640	316,759,058
Borrowings	8,697,161	3,685,707	2,190,705	2,239,620	4,259,963	440,506	21,513,662
Debentures	1,516,215	3,137,770	4,064,603	3,959,258	12,550,020	2,128,570	27,356,436
Lease liabilities	37,436	49,477	26,602	21,972	128,377	41,814	305,678
Other financial liabilities	16,833,929	206,429	281	114	2,389	1,999,198	19,042,340

Total	256,778,844	40,287,785	25,861,450	32,981,655	24,468,688	4,699,728	385,078,150

iii)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, since the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. Derivatives designated for hedging purpose are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of December 31, 2022 and 2021 is as follows (Unit: Korean Won in millions):

		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
December 31, 2022	Fair value hedge	25,048	16,175	31,974	18,540	118,027	(3,615)	206,149
	Trading	8,952,915	—	—	—	—	—	8,952,915
December 31, 2021	Fair value hedge	(1,656)	598	(940)	1,392	21,552	—	20,946
	Trading	4,584,667	—	—	—	—	—	4,584,667

iv)	Maturity analysis of off-balance accounts (Guarantees and loan commitments)

A financial guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. The loan commitment represents the limit if the Group has promised a credit to the customer. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, unused loan commitments, and other credit facilities and commitments, however, under the terms of the guarantees and unused loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Guarantees	11,899,320	12,913,362
Loan commitments	76,081,523	70,387,647
Others	6,112,770	4,322,265

(4)	Operational risk

The Bank defines the operational risk as the risk of potential losses arising from inadequate or incorrect internal procedures, human resource and system, and/or external factors.

i)	Operational risk management

The Bank has been running the operational risk management system under Basel II for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions starting December 2005.

In addition, based on the objectivity of the overall operation risk management system through self-compliance validation and independent third-party inspection, the Bank obtained the approval of the Financial Supervisory Service for the use of Advanced Measurement Approaches (“AMA”) in June 2009 and has applied the method since June 30, 2009.

In July 2016, the operation risk capital calculation and operation risk management were elaborated through the advancement project of operation risk management, and a joint project has been being performed with Woori Financial Group since January 2020 for compliance with the new Basel III global regulation, which will be implemented from 2023. The Bank was newly opened and is operating an operating risk management system upgraded on March 2, 2021.

a)	Strategy and procedures for operation risk management

The Bank carries out operational risk management according to eight management implementation systems: Risk Self Assessment (RSA), Key Risk Indicators (KRI), early warning system, loss case management, risk capital measurement, monitoring and reporting, cultural diffusion, and countermeasures. Operational risk management follows the procedures for risk recognition, evaluation, measurement, monitoring and reporting, risk control and mitigation.

b)	Operational Risk Management Organization, Structure and Function

The Bank has 3 line of defense for operational risk management.

-

First line of defense : Self-operation risk management of unit business units (person in charge of business affairs, person in charge of risk management at each branch, head of each branch, and head of the group)

-

Second line of defense : Proactive operation risk management of the operational risk management organization (Risk General Division, Risk Management Group, Risk Management Council, Risk Management Committee) and validate the adequacy of model validation team (Risk management group)

-	Third line of defense: Independent third-party inspection of the audit department(audit department, head office audit department, standing auditor, audit committee)

c)	Status of Operational Risk Reporting System and Measurement System

The Bank has been performing operation risk capital calculation, monitoring, and reporting based on RSA/KRI/loss/response management, cultural diffusion, scenario evaluation, and advanced measurement methods through the operation risk management system established since December 2005.

d)	Policies for reducing or hedging operational risks

In order to effectively control risks and establish mitigation policies, the Bank establishes policies for modifying operational risk profiles, selecting policies for acceptance levels, and establishing policies for performance management. In addition, the Bank carries out activities for strengthening control of each module (RSA, KRI, loss) and process improvement based on the relevant criteria, and utilizes them for risk identification and control mitigation activities through analysis of the collected loss data.

e)	Persistent operational risk monitoring strategies and procedures

The Bank conducts monitoring of the progress of the response measures established for controlling and reducing operational risks to review the appropriateness and make remediation if necessary. In addition, the results are used for management activities of operational risks such as adding or modifying RSA/KRI/control activities.

f)	Method of evaluating capital adequacy of operational risks

The Bank evaluates capital adequacy by comparing operational risk capital requirements with BIS-based equity capital, and utilizes the evaluation results for daily management and decision-making, such as limit management and performance evaluation.

ii)	Management methods by assessment and measurement methods

a)	Means of management

Risk Self Assessment (RSA) : Risk assessment (RSA) is a series of risk management activities that identify and evaluate important operational risks and control activities for them and remove or improve risks through countermeasures. This is done for all branches of the Bank.

Key Risk Indicator (KRI) : Key Risk Indicator (KRI) is used to identify and monitor risks and to observe trends in operational risks.

Loss data: The Bank establishes a system for collecting and managing internal loss data by operational risk management system. In addition, the Bank receives the Korea Operational Risk Data Exchange Committee (KOREC) as external loss data and use it for scenario evaluation and risk identification.

Scenario Analysis: Because of the nature of the operational risk, it is difficult to apply statistical methods due to the lack of accumulated loss data, so the Bank predicts the potential losses and the number of annual occurrences of future operational risk losses based on various information such as internal data, external data, and opinions of experts in each department store.

Business Continuity Plan (BCP): The Bank establishes BCP plans that are divided into organization, risk assessment, business impact analysis, alternative business sites, and mock training so that banks can recover/re-open key business sectors in response to business disruptions caused by disasters and disasters.

b)	Measurement Method

The Bank measures the capital volume of the operation risk by applying the advanced measurement method and the subsidiary based on the consolidated basis applies the basic index method. The Basic Indicators Act calculates 15% of the Bank’s total profits as operating risk capital.

Advanced measurement method draws the total annual loss distribution through integrated loss distribution method combining loss data and scenarios, and calculates the value equivalent to 99.9 percent per centile as operational risk capital.

Based on Basel II standards, the Bank sets the 9X7 matrix as an operational risk capital measurement unit by adding the ‘support’ area corresponding to the common business of the Bank, and calculates all four basic elements (internal data, external data, scenarios, business environment, and internal control factors) of the measurement of operational risk capital.

The Bank does not use insurance to reduce operational risk capital.

(5)	Capital management

The Group complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy standard is based on Basel published by Basel III Committee on Banking Supervision in Bank for International Settlement in 2010 and was implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Group.

According to the above regulations, the Group is required to meet the following new minimum requirements: Common Equity Tier 1 capital ratio of 8.00% , a Tier 1 capital ratio of 9.50% and a minimum total capital ratio of 11.50% as of December 31, 2022 and 2021, respectively.

Details of the Group’s capital adequacy ratio as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2022 (*)	December 31, 2021
Risk-weighted assets for credit risk	145,358,395	139,182,195
Risk-weighted assets for market risk	8,416,430	5,297,820
Risk-weighted assets for operational risk	13,657,389	12,795,750

Total risk-weighted assets	167,432,214	157,275,765

Common Equity Tier 1 capital	21,236,314	20,371,283
Other Tier 1 capital	1,652,687	2,031,988
Tier 2 capital	3,230,135	3,069,763

Total risk-adjusted capital	26,119,136	25,473,034

Total capital ratio	15.60%	16.20%

Common Equity Tier 1 ratio	12.68%	12.95%

Tier 1 capital ratio	13.67%	14.24%

(*)	Tier 1 capital ratio as of December 31, 2022 is the estimation.

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (the “CODM”) utilizes the information per type of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by type of customers

The Group’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, credit card market, and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided.

•	Consumer banking: Loans/deposits and financial services for retail and individual consumers, etc.

•	Corporate banking: Loans/deposits and export/import, financial services for corporations, etc.

•	Investment banking: Domestic/foreign investment, structured finance, M&A, Equity & fund investment related business, venture advisory related tasks, real estate SOC development practices, etc.

•	Capital market: Fund management, investment in securities and derivatives, etc.

•	Headquarters and others: Segments that do not belong to above operating segments

The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments (*)	Continuing operations
Net interest income	3,330,962	3,553,264	(175,020)	46,311	(150,696)	6,604,821	812,903	7,417,724
Interest income	4,401,332	5,139,910	221,413	27,759	2,500,292	12,290,706	451,698	12,742,404
Interest expense	(1,292,534)	(3,107,959)	(48)	72	(1,285,416)	(5,685,885)	361,205	(5,324,680)
Inter-segment	222,164	1,521,313	(396,385)	18,480	(1,365,572)	—	—	—
Net non-interest income	490,833	597,254	349,600	72,872	(1,609)	1,508,950	(770,003)	738,947
Non-interest income	443,632	637,055	487,778	23,384,730	958,704	25,911,899	(24,380,641)	1,531,258
Non-interest expense	(23,240)	(114,647)	(138,178)	(23,311,858)	(815,026)	(24,402,949)	23,610,638	(792,311)
Inter-segment	70,441	74,846	—	—	(145,287)	—	—	—
Other income (expense)	(1,883,582)	(1,408,313)	(68,220)	(26,492)	(911,021)	(4,297,628)	(75,856)	(4,373,484)
Administrative expense	(1,848,880)	(1,047,214)	(33,256)	(24,908)	(929,890)	(3,884,148)	(30,524)	(3,914,672)
Reversal of (provision for) allowance for credit loss	(34,702)	(361,099)	(34,964)	(1,584)	18,869	(413,480)	(45,332)	(458,812)

Operating income	1,938,213	2,742,205	106,360	92,691	(1,063,326)	3,816,143	(32,956)	3,783,187

Non-operating income (expense)	(13,008)	42	38,208	455	26,551	52,248	27,273	79,521
Equity method income (expense)	—	—	66,374	(489)	8,073	73,958	—	73,958
Other non-operating income (expense)	(13,008)	42	(28,166)	944	18,478	(21,710)	27,273	5,563

Net income before income tax expense	1,925,205	2,742,247	144,568	93,146	(1,036,775)	3,868,391	(5,683)	3,862,708
Income tax expense	(529,431)	(745,082)	(39,756)	(25,615)	403,338	(936,546)	(22,753)	(959,299)

Net income	1,395,774	1,997,165	104,812	67,531	(633,437)	2,931,845	(28,436)	2,903,409

(*)	Adjustments were made for the presentation of profit or loss in accordance with Korean IFRS from the reporting segments in accordance with the Managerial Accounting Standards.

	For the year ended December 31, 2021
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Adjustments (*)	Continuing operations
Net interest income (expense)	1,988,570	2,139,044	(18,492)	44,747	1,020,904	5,174,773	747,247	5,922,020
Interest income	3,352,218	2,998,745	129,461	1,898	1,581,733	8,064,055	369,972	8,434,027
Interest expense	(698,079)	(1,436,147)	—	—	(755,056)	(2,889,282)	377,275	(2,512,007)
Inter-segment	(665,569)	576,446	(147,953)	42,849	194,227	—	—	—
Net non-interest income (expense)	511,052	617,674	355,270	80,264	95,399	1,659,659	(705,497)	954,162
Non-interest income	454,157	653,424	472,542	14,166,144	68,914	15,815,181	(14,068,351)	1,746,830
Non-interest expense	(25,735)	(102,379)	(117,272)	(14,085,880)	175,744	(14,155,522)	13,362,854	(792,668)
Inter-segment	82,630	66,629	—	—	(149,259)	—	—	—
Other income (expense)	(1,837,386)	(1,122,785)	(30,901)	(19,416)	(709,737)	(3,720,225)	(83,265)	(3,803,490)
Administrative expense	(1,767,149)	(999,022)	(27,552)	(22,177)	(762,074)	(3,577,974)	(28,741)	(3,606,715)
Reversal of (provision for) allowance for credit loss	(70,237)	(123,763)	(3,349)	2,761	52,337	(142,251)	(54,524)	(196,775)

Operating income	662,236	1,633,933	305,877	105,595	406,566	3,114,207	(41,515)	3,072,692

Non-operating income (expense)	(15,525)	(1,411)	55,253	—	27,281	65,598	36,993	102,591
Equity method income (expense)	—	—	61,456	47	(1,453)	60,050	—	60,050
Other non-operating income (expense)	(15,525)	(1,411)	(6,203)	(47)	28,734	5,548	36,993	42,541

Net income before income tax expense	646,711	1,632,522	361,130	105,595	433,847	3,179,805	(4,522)	3,175,283
Income tax expense	(177,846)	(445,682)	(99,311)	(29,039)	(26,288)	(778,166)	(12,011)	(790,177)

Net income	468,865	1,186,840	261,819	76,556	407,559	2,401,639	(16,533)	2,385,106

(*)	Adjustments were made for the presentation of profit or loss in accordance with Korean IFRS from the reporting segments in accordance with the Managerial Accounting Standards.

(2)	Information on products and services

The products of the Group are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Among the Group’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the years ended December 31, 2022 and 2021 amounted to 12,230,645 million Won and 8,989,700 million Won, respectively, and revenue from the foreign customers amounted to 2,043,017 million Won and 1,191,157 million Won, respectively. Among the Group’s non-current assets (investments in joint ventures and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of December 31, 2022 and 2021 are 4,291,808 million Won and 4,299,239 million Won, respectively, and foreign subsidiaries are 368,284 million Won and 375,061 million Won, respectively.

(4)	Information about major customers

The Group does not have any single customer that generates 10% or more of the Group’s total revenue for the years ended December 31, 2022 and 2021, respectively.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Cash	1,770,695	1,741,702
Foreign currencies	628,213	502,931
Demand deposits	29,929,373	17,634,286
Fixed deposits	90,014	33,625

Total	32,418,295	19,912,544

(2)	Details of restricted cash and cash equivalents are as follows (Unit: Korean Won in millions):

	Counterparty	December 31, 2022	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	16,527,445	Reserve deposits under the BOK Act

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	6,437,717	Reserve deposits under the BOK Act and others

Total		22,965,162

	Counterparty	December 31, 2021	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	9,619,055	Reserve deposits under the BOK Act

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	3,428,199	Reserve deposits under the BOK Act and others

Total		13,047,254

(3)	Among the investing and financing activities, significant transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022	For the year ended December 31, 2021
Changes in other comprehensive income due to valuation of financial assets at FVTOCI	(488,209)	(151,036)
Accounts payable due to disposal of financial assets at FVTOCI	—	2,640
Changes in other comprehensive income of investments accounted for using the equity method	(1,205)	1,625
Changes in other comprehensive income of foreign operations translation	51,381	250,555
Changes in other comprehensive income of hedges of a net investment in a foreign operation	(20,701)	—
Changes in financial assets at FVTOCI as a result of debt-equity swap	56,274	79
Changes in accounts payable related to acquisition of intangible assets	7,382	5,678
Changes in intangible assets related to accrued payable	13,109	12,852
Reclassify premises and equipment to investment property	19,190	9,937
Increase in the right-of-use assets and lease liabilities	154,689	101,800
Changes from investment assets of associates to FVTPL	—	615

(4)	Adjustments of liabilities from financing activities are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
			Not involving cash inflows and outflows			December 31, 2022
	January 1, 2022	Cash flow	Foreign Exchange	Variation of gains on valuation of hedged items	Others
Borrowings	21,376,880	927,906	723,482	—	(62)	23,028,206
Debentures	26,478,289	(1,835,231)	240,460	(257,910)	13,825	24,639,433
Lease liabilities	294,626	(168,519)	4,645	—	141,116	271,868
Rental deposit	56,621	453	—	—	—	57,074

Total	48,206,416	(1,075,391)	959,297	(257,910)	164,169	47,996,581

	For the year ended December 31, 2021
			Not involving cash inflows and outflows
	January 1, 2021	Cash flow	Foreign Exchange	Variation of gains on valuation of hedged items	Others	December 31, 2021
Borrowings	19,900,256	671,654	805,039	—	(69)	21,376,880
Debentures	21,866,767	4,387,427	316,457	(104,306)	11,944	26,478,289
Lease liabilities	379,981	(163,298)	10,950	—	66,993	294,626
Rental deposit	53,036	3,585	—	—	—	56,621

Total	42,200,040	4,899,368	1,132,446	(104,306)	78,868	48,206,416

7.	FINANCIAL ASSETS AT FVTPL

Details of financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Due from banks:
Gold banking assets	34,995	65,072
Securities:
Debt securities
Korean treasury and government agencies	2,507,689	783,295
Financial institutions	284,142	288,602
Corporates	309,652	329,404
Others	90,734	70,417
Equity securities	301,621	291,125
Capital contributions	1,432,256	930,376
Beneficiary certificates	5,120,563	4,266,805
Others	142,335	94,673

Sub-total	10,188,992	7,054,697

Loans	19,169	10,623
Derivatives assets	8,204,737	4,802,957
Other assets	41,680	—

Total	18,489,573	11,933,349

Financial assets designated at FVTPL upon initial recognition is nil as of December 31, 2022 and 2021.

8.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Debt securities:
Korean treasury and government agencies	5,487,523	4,727,615
Financial institutions	16,870,619	22,909,615
Corporates	4,044,446	5,091,035
Bonds denominated in foreign currencies	5,061,945	5,173,112
Securities loaned	98,027	98,535
Mortgage-backed debt securities	583,198	127,065

Sub-total	32,145,758	38,126,977

Equity securities	854,504	915,074

Total	33,000,262	39,042,051

(2)	Details of equity securities designated as financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

Purpose of acquisition	December 31, 2022	December 31, 2021	Remarks
Investment for strategic business partnership purpose	698,629	720,402
Debt-equity swap	155,869	194,666
Others	6	6	Mutual Aid Association Insurance Subscription, etc

Total	854,504	915,074

(3)	Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(12,146)	—	—	(12,146)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit losses	827	—	—	827
Disposal	714	—	—	714
Others (*)	(1,200)	—	—	(1,200)

Ending balance	(11,805)	—	—	(11,805)

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(9,631)	—	—	(9,631)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal (provision) of allowance for credit losses	(4,909)	—	—	(4,909)
Disposal	2,378	—	—	2,378
Others (*)	16	—	—	16

Ending balance	(12,146)	—	—	(12,146)

(*)	Others consist of foreign currencies translation, etc.

2)	Gross carrying amount

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	38,126,977	—	—	38,126,977
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	16,108,426	—	—	16,108,426
Disposal	(21,670,160)	—	—	(21,670,160)
Gain on fair value valuation	(669,936)	—	—	(669,936)
Amortization on the effective interest method	41,813	—	—	41,813
Others (*)	208,638	—	—	208,638

Ending balance	32,145,758	—	—	32,145,758

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	28,948,141	—	—	28,948,141
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	30,522,426	—	—	30,522,426
Disposal	(21,533,361)	—	—	(21,533,361)
Gain on fair value valuation	(213,517)	—	—	(213,517)
Amortization on the interest method	31,641	—	—	31,641
Others (*)	371,647	—	—	371,647

Ending balance	38,126,977	—	—	38,126,977

(*)	Others consist of foreign currencies translation, etc.

(4)

During the years ended December 31, 2022 and 2021 the Bank sold equity securities designated as financial assets at FVTOCI in accordance with disposal resolution by the creditors. The fair value at the disposal date is 3,567 million Won and 138,511 million Won, respectively, and cumulative gain on disposal amounts to 14,444 million Won for the years ended December 31, 2022 and loss on disposal amounts to 3,062 million Won for the year ended December 31, 2021.

9.	SECURITIES AT AMORTIZED COST

(1)	Details of securities at amortized cost as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Korean treasury and government agencies	8,983,600	8,882,500
Financial institutions	10,283,631	1,835,947
Corporates	6,237,547	5,818,646
Bonds denominated in foreign currencies	1,600,822	515,421
Mortgage-backed debt securities	1,171,300	38,995
Allowance for credit losses	(8,384)	(5,235)

Total	28,268,516	17,086,274

(2)	Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

i)	Allowance for credit losses

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,235)	—	—	(5,235)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of loss allowance	(3,151)	—	—	(3,151)
Others (*)	2	—	—	2

Ending balance	(8,384)	—	—	(8,384)

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,566)	—	—	(4,566)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of loss allowance	(664)	—	—	(664)
Others (*)	(5)	—	—	(5)

Ending balance	(5,235)	—	—	(5,235)

(*)	Others consist of foreign currencies translation, etc

ii)	Gross carrying amount

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	17,091,509	—	—	17,091,509
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	16,873,194	—	—	16,873,194
Disposal/Redemption	(5,871,234)	—	—	(5,871,234)
Amortization on the effective interest method	86,212	—	—	86,212
Others (*)	97,220	—	—	97,220

Ending balance	28,276,900	—	—	28,276,900

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	17,025,405	—	—	17,025,405
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	6,435,692	—	—	6,435,692
Disposal/Redemption	(6,425,408)	—	—	(6,425,408)
Amortization on the effective interest method	14,810	—	—	14,810
Others (*)	41,010	—	—	41,010

Ending balance	17,091,509	—	—	17,091,509

(*)	Others consist of foreign currencies translation, etc.

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Due from banks	2,673,618	2,616,480
Loans	315,029,858	311,839,771
Other financial assets	8,216,123	8,561,160

Total	325,919,599	323,017,411

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Due from banks in local currency:
Due from the Bank of Korea (“BOK”)	160,000	600,000
Due from depository banks	140,035	80,167
Due from non-depository institutions	183	14,146
Others	137,784	25,594
Allowance for credit losses	(115)	(2,450)

Sub-total	437,887	717,457

Due from banks in foreign currencies:
Due from banks on demand	199,671	194,781
Due from banks on time	466,963	205,351
Others	1,581,298	1,502,474
Allowance for credit losses	(12,201)	(3,583)

Sub-total	2,235,731	1,899,023

Total	2,673,618	2,616,480

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	December 31, 2022	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	160,000	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	137,782	Central counterparty KRW margin and others

Sub-total		297,782

Due from banks in foreign currencies:
Due from banks on demand	National Bank of Cambodia and others	193,507	Local capital requirements regulation(CRR)
Due from banks on time	National Bank of Cambodia and others	253	Reserve deposits and others
Others	Korea Investment & Securities and others	1,581,298	Foreign margin deposit for future or option and others

Sub-total		1,775,058

Total		2,072,840

	Counterparty	December 31, 2021	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	600,000	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	25,588	Central counterparty KRW margin and others

Sub-total		625,588

Due from banks in foreign currencies:
Due from banks on demand	National Bank of Cambodia and others	128,492	Local capital requirements regulation(CRR)
Due from banks on time	National Bank of Cambodia and others	237	Reserve deposits and others
Others	Korea Investment & Securities and others	1,502,474	Foreign margin deposit for future or option and others

Sub-total		1,631,203

Total		2,256,791

(4)	Changes in the loss allowance and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

i)	Allowance for credit losses

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(6,033)	—	—	(6,033)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(7,461)	—	—	(7,461)
Others (*)	1,178	—	—	1,178

Ending balance	(12,316)	—	—	(12,316)

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,363)	—	—	(4,363)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(1,555)	—	—	(1,555)
Others (*)	(115)	—	—	(115)

Ending balance	(6,033)	—	—	(6,033)

(*)	Others consist of foreign currencies translation, etc.

ii)	Gross carrying amount

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	2,622,513	—	—	2,622,513
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	96,042	—	—	96,042
Others (*)	(32,622)			(32,622)

Ending balance	2,685,933	—	—	2,685,933

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	2,291,667	—	—	2,291,667
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net decrease	258,387	—	—	258,387
Others (*)	72,459	—	—	72,459

Ending balance	2,622,513	—	—	2,622,513

(*)	Others consist of foreign currencies translation, etc.

(5)	Details of loans are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Loans in local currency	268,812,961	262,234,746
Loans in foreign currencies(*)	26,984,940	24,510,272
Domestic banker’s usance	2,877,079	3,403,021
Credit card accounts	8,532	7,122
Bills bought in foreign currencies	3,650,792	5,310,080
Bills bought in local currency	423,329	120,975
Factoring receivables	15,350	9,309
Advances for customers on guarantees	14,326	11,493
Private placement bonds	63,019	139,170
Securitized loans	2,677,220	2,874,480
Call loans	3,586,226	3,470,719
Bonds purchased under resale agreements	6,793,938	10,332,858
Others	140	160
Loan origination costs and fees	712,521	719,072
Discounted present value	(139)	(142)
Allowance for credit losses	(1,590,376)	(1,303,564)

Total	315,029,858	311,839,771

(6)	Changes in the loss allowance of loans are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(75,119)	(67,312)	(104,968)	(305,511)	(538,473)	(211,998)
Transfer to 12-month expected credit losses	(18,183)	17,812	371	(68,222)	62,423	5,799
Transfer to lifetime expected credit losses	5,880	(6,506)	626	14,722	(17,464)	2,742
Transfer to credit-impaired financial assets	647	3,188	(3,835)	1,964	8,174	(10,138)
Net reversal (provision) of loss allowance	11,754	(16,304)	(59,357)	(9,688)	(273,692)	(83,628)
Recovery	—	—	(61,951)	—	—	(54,610)
Write-off	—	—	105,029	—	—	130,421
Disposal	—	62	747	—	128	32,374
Interest income from impaired loans	—	—	5,327	—	—	7,407
Others	(128)	251	586	(12,291)	1,804	(11,004)

Ending balance	(75,149)	(68,809)	(117,425)	(379,026)	(757,100)	(192,635)

	For the year ended December 31, 2022
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(183)	—	—	(380,813)	(605,785)	(316,966)
Transfer to 12-month expected credit losses	—	—	—	(86,405)	80,235	6,170
Transfer to lifetime expected credit losses	—	—	—	20,602	(23,970)	3,368
Transfer to credit-impaired financial assets	—	—	—	2,611	11,362	(13,973)
Net reversal (provision) of loss allowance	(46)	—	—	2,020	(289,996)	(142,985)
Recovery		—	—	—	—	(116,561)
Write-off	—	—	—	—	—	235,450
Disposal	—	—	—	—	190	33,121
Interest income from impaired loans	—	—	—	—	—	12,734
Others	(3)	—	—	(12,422)	2,055	(10,418)

Ending balance	(232)	—	—	(454,407)	(825,909)	(310,060)

	For the year ended December 31, 2021
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(75,393)	(63,601)	(111,189)	(303,086)	(502,276)	(346,036)
Transfer to 12-month expected credit losses	(17,553)	16,918	635	(78,241)	48,930	29,311
Transfer to lifetime expected credit losses	5,926	(6,796)	870	13,222	(34,694)	21,472
Transfer to credit-impaired financial assets	568	3,100	(3,668)	1,385	16,899	(18,284)
Net reversal (provision) of loss allowance	11,065	(17,842)	(69,732)	79,817	(71,326)	(150,104)
Recovery	—	—	(66,587)	—	—	(51,190)
Write-off	—	—	134,593	—	—	218,110
Disposal	—	93	1,291	—	144	58,187
Interest income from impaired loans	—	—	6,599	—	—	10,549
Others	268	816	2,220	(18,608)	3,850	15,987

Ending balance	(75,119)	(67,312)	(104,968)	(305,511)	(538,473)	(211,998)

	For the year ended December 31, 2021
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(64)	—	—	(378,543)	(565,877)	(457,225)
Transfer to 12-month expected credit losses	—	—	—	(95,794)	65,848	29,946
Transfer to lifetime expected credit losses	—	—	—	19,148	(41,490)	22,342
Transfer to credit-impaired financial assets	—	—	—	1,953	19,999	(21,952)
Net reversal (provision) of loss allowance	(116)	—	—	90,766	(89,168)	(219,836)
Recovery	—	—	—	—	—	(117,777)
Write-off	—	—	—	—	—	352,703
Disposal	—	—	—	—	237	59,478
Interest income from impaired loans	—	—	—	—	—	17,148
Others	(3)	—	—	(18,343)	4,666	18,207

Ending balance	(183)	—	—	(380,813)	(605,785)	(316,966)

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	129,794,825	13,220,663	343,164	161,408,852	7,907,519	461,190
Transfer to 12-month expected credit losses	4,589,594	(4,576,158)	(13,436)	1,639,650	(1,624,016)	(15,634)
Transfer to lifetime expected credit losses	(6,103,333)	6,120,717	(17,384)	(3,513,134)	3,531,570	(18,436)
Transfer to credit-impaired financial assets	(82,867)	(82,848)	165,714	(218,744)	(97,728)	316,473
Write-off	—	—	(105,029)	—	—	(130,421)
Disposal	—	(259)	(16,447)	—	(391)	(128,197)
Net increase (decrease)	(2,600,847)	(1,124,498)	6,395	8,427,012	(803,659)	(48,170)

Ending balance	125,597,372	13,557,617	362,977	167,743,636	8,913,295	436,805

	For the year ended December 31, 2022
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	7,122	—	—	291,210,799	21,128,182	804,354
Transfer to 12-month expected credit losses	—	—	—	6,229,244	(6,200,174)	(29,070)
Transfer to lifetime expected credit losses	—	—	—	(9,616,467)	9,652,287	(35,820)
Transfer to credit-impaired financial assets	—	—	—	(301,611)	(180,576)	482,187
Write-off	—	—	—	—	—	(235,450)
Disposal	—	—	—	—	(650)	(144,644)
Net increase (decrease)	1,410	—	—	5,827,575	(1,928,157)	(41,775)

Ending balance	8,532	—	—	293,349,540	22,470,912	799,782

	For the year ended December 31, 2021
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	121,881,531	11,844,848	382,393	143,636,123	6,913,611	638,521
Transfer to 12-month expected credit losses	4,333,155	(4,317,289)	(15,866)	1,586,486	(1,553,047)	(33,439)
Transfer to lifetime expected credit losses	(5,964,065)	5,985,474	(21,409)	(3,504,245)	3,547,048	(42,803)
Transfer to credit-impaired financial assets	(67,040)	(62,568)	129,608	(238,917)	(122,901)	361,818
Write-off	—	—	(134,593)	—	—	(218,110)
Disposal	—	(621)	(32,137)	—	(1,476)	(177,820)
Net increase (decrease)	9,611,244	(229,181)	35,168	19,929,405	(875,716)	(66,977)

Ending balance	129,794,825	13,220,663	343,164	161,408,852	7,907,519	461,190

	For the year ended December 31, 2021
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	6,088	—	—	265,523,742	18,758,459	1,020,914
Transfer to 12-month expected credit losses	—	—	—	5,919,641	(5,870,336)	(49,305)
Transfer to lifetime expected credit losses	—	—	—	(9,468,310)	9,532,522	(64,212)
Transfer to credit-impaired financial assets	—	—	—	(305,957)	(185,469)	491,426
Write-off	—	—	—	—	—	(352,703)
Disposal	—	—	—	—	(2,097)	(209,957)
Net increase (decrease)	1,034	—	—	29,541,683	(1,104,897)	(31,809)

Ending balance	7,122	—	—	291,210,799	21,128,182	804,354

(8)	Details of other financial assets as of December 31 2022 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Receivables	5,216,354	6,503,644
Accrued income	1,449,112	916,338
Telex and telephone subscription rights and refundable deposits	806,923	868,801
Other assets (*)	864,223	324,042
Allowance for credit losses	(120,489)	(51,665)

Total	8,216,123	8,561,160

(*)

The Group became aware of employee embezzlement incidents that occurred before the end of April 2022, and the Financial Supervisory Service conducted on-site inspections from April 28 to May 30, 2022. An accusation of embezzlement and provisional seizure of found property were made, and an investigation by an investigative agency is currently underway. The related amount included in other assets amounted to 63,354 million Won, which was treated as a loss in its entirety because its recoverability was uncertain.

(9)	Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(1,426)	(2,448)	(47,791)	(51,665)
Transfer to 12-month expected credit losses	(129)	115	14	—
Transfer to lifetime expected credit losses	97	(106)	9	—
Transfer to credit-impaired financial assets	7	955	(962)	—
Net reversal (provision) of loss allowance	(387)	(3,387)	(4,106)	(7,880)
Write-off	—	—	590	590
Disposal	—	—	726	726
Other decrease (*)	(24)	—	(62,235)	(62,259)

Ending balance	(1,862)	(4,871)	(113,756)	(120,489)

(*)

The Group became aware of employee embezzlement incidents that occurred before the end of April 2022, and the Financial Supervisory Service conducted on-site inspections from April 28 to May 30, 2022. An accusation of embezzlement and provisional seizure of found property were made. The related amount included in other assets amounted to 63,354 million Won, which was treated as a loss in its entirety because its recoverability was uncertain

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(872)	(2,319)	(63,106)	(66,297)
Transfer to 12-month expected credit losses	(108)	100	8	—
Transfer to lifetime expected credit losses	43	(64)	21	—
Transfer to credit-impaired financial assets	9	75	(84)	—
Net provision of loss allowance	(216)	(235)	5,620	5,169
Write-off	—	—	8,478	8,478
Disposal	—	1	1,392	1,393
Other increase(decrease)	(282)	(6)	(120)	(408)

Ending balance	(1,426)	(2,448)	(47,791)	(51,665)

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	8,356,450	91,872	164,503	8,612,825
Transfer to 12-month expected credit losses	7,073	(7,057)	(16)	—
Transfer to lifetime expected credit losses	(15,045)	15,057	(12)	—
Transfer to credit-impaired financial assets	1,193	(1,579)	386	—
Write-off	—	—	1,657	1,657
Disposal	—	—	(911)	(911)
Net increase (decrease) and others	(336,662)	(4,744)	64,447	(276,959)

Ending balance	8,013,009	93,549	230,054	8,336,612

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	6,658,149	65,091	176,805	6,900,045
Transfer to 12-month expected credit losses	6,795	(6,782)	(13)	—
Transfer to lifetime expected credit losses	(10,769)	10,794	(25)	—
Transfer to credit-impaired financial assets	(538)	(467)	1,005	—
Write-off	—	—	(8,478)	(8,478)
Disposal	—	(8)	(1,702)	(1,710)
Net increase (decrease) and others	1,702,813	23,244	(3,089)	1,722,968

Ending balance	8,356,450	91,872	164,503	8,612,825

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the level of market observable inputs. The market observable inputs reflect unique characteristics of a financial instrument or market condition (including transparency and whether there are transactions among market participants), and when a financial instrument is traded in an active market, the best estimate of its fair value is the quoted price in the active market. The Group maximizes the use of market observable inputs and minimizes the use of unobserved firm-specific inputs to selected valuation techniques. Fair value of the Group is measured based on the perspective of a market participant. As such, even when market observable inputs are not readily available, firm-specific inputs reflect factors that market participants would use for measuring the fair value of assets or liabilities.

The fair value measurement is described in one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3— fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Due from banks	34,995	—	—	34,995
Debt securities	2,451,239	740,978	—	3,192,217
Equity securities	30,731	—	270,890	301,621
Capital contributions	—	—	1,432,256	1,432,256
Beneficiary certificates	2,217	2,480,586	2,637,760	5,120,563
Loans	—	—	19,169	19,169
Derivative assets	69,316	8,045,083	90,338	8,204,737
Other financial assets (foreign currency)	—	—	41,680	41,680
Others	—	—	142,335	142,335

Sub-total	2,588,498	11,266,647	4,634,428	18,489,573

Financial assets at FVTOCI
Debt securities	9,895,455	22,250,303	—	32,145,758
Equity securities	382,258	—	472,246	854,504

Sub-total	10,277,713	22,250,303	472,246	33,000,262

Derivative assets (designated for hedging)	—	—	—	—

Total	12,866,211	33,516,950	5,106,674	51,489,835

	December 31, 2022
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	35,161	—	—	35,161
Derivative liabilities	11,700	8,931,766	9,449	8,952,915

Sub-total	46,861	8,931,766	9,449	8,988,076

Derivative liabilities (designated for hedging)	—	193,831	—	193,831

Total	46,861	9,125,597	9,449	9,181,907

(*)

Among financial assets and financial liabilities measured at fair value, the amount transferred from Level 2 to Level 1 is 2,835,187 million Won. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed. There has been a shift between levels due to the change in whether the market in which the relevant financial product is traded is determined to be an active market.

	December 31, 2021
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Due from banks	65,072	—	—	65,072
Debt securities	724,842	746,876	—	1,471,718
Equity securities	24,520	—	266,605	291,125
Capital contributions	—	—	930,376	930,376
Beneficiary certificates	26,716	2,337,636	1,902,453	4,266,805
Loans	—	—	10,623	10,623
Derivative assets	10,910	4,764,572	27,475	4,802,957
Others	—	—	94,673	94,673

Sub-total	852,060	7,849,084	3,232,205	11,933,349

Financial assets at FVTOCI
Debt securities	5,578,457	32,548,520	—	38,126,977
Equity securities	411,356	—	503,718	915,074

Sub-total	5,989,813	32,548,520	503,718	39,042,051

Derivative assets (designated for hedging)	—	95,103	—	95,103

Total	6,841,873	40,492,707	3,735,923	51,070,503

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	65,016	—	—	65,016
Borrowings	1,998	29,766	—	31,764
Derivative liabilities	10,258	4,570,308	4,101	4,584,667

Sub-total	77,272	4,600,074	4,101	4,681,447

Derivative liabilities (designated for hedging)	—	20,287	—	20,287

Total	77,272	4,620,361	4,101	4,701,734

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

Financial assets and liabilities measured at fair value, financial assets and liabilities designated as at FVTPL, financial assets at FVTOCI, and derivative assets (designated for hedging) and liabilities (designated for hedging) are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

①	Valuation methods and input variables for each type of financial instrument classified into level 2 in December 31, 2022 and 2021 are as follows:

	Valuation methods	Input variables
Debt securities	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate with credit spread	Risk-free market rate, Credit spread

Beneficiary certificates	The beneficiary certificates classified as Level 2 are measured at base price.	Values of underlying assets such as bond

Derivatives	The fair value is measured through option model (Closed Form), DCF Model, FDM, Monte Carlo Simulation and etc.	Discount rate, Values of underlying assets such as foreign exchange rate and stock prices, Volatility, etc.

②	Valuation methods and input variables for each type of financial instrument classified into level 3 in December 31, 2022 and 2021 are as follows:

	Valuation methods	Input variables
Loans	The fair value of loans is measured by the T-F model. LSMC (Least-Squares Monte Carlo simulation) and T-F Model given the values of underlying assets, volatility, and discount rate.	Values of underlying assets, Volatility, Discount rate

Equity securities, capital contributions, Beneficiary certificates and others	Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, Net Asset Value Method and LSMC, more than one method is used given the characteristic of the subject of fair value measurement.	Risk-free market rate, Market risk premium, Corporate Beta, Stock price, Volatility of underlying assets, etc.

Derivatives	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Discount rate, Values of underlying assets such as foreign exchange rate and Stock prices, Volatility, etc.

Others	The fair value of the underlying asset, after calculating the fair value using the DCF model, etc., considering the price and volatility of the calculated underlying asset, s calculated using the binomial tree and least-squares Monte Carlo simulation (LSMC), which are commonly used valuation techniques in the market.	Stock price, Volatility of underlying assets etc.

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

①	December 31, 2022

	Fair value measurement technique	Type	Significant but unobservable input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Loans	T-F model		Stock price, Volatility of underlying asset	46.53%	Variation of fair value increases as volatility of underlying asset increases.
Derivative assets	Option valuation model and others	Equity related	Correlation coefficient	0.21 ~ 0.67	Variation of fair value increases as correlation coefficient increases.
Derivative liabilities	Option valuation model and others	Equity related	Correlation coefficient	0.21 ~ 0.67	Variation of fair value increases as correlation coefficient increases.
Equity securities, capital contributions and Beneficiary certificates	Binominal Tree		Stock price, Volatility of underlying asset	28.40%	Variation of fair value increases as volatility of stock price, underlying asset increases.
	DCF and Others		Discount rate	0.00% ~ 19.14%	Fair value increases as discount rate decreases
			Terminal growth rate	0.00%, 1.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	0.00%	Fair value increases as liquidation value increases.
Others	Binomial Tree		Stock price, Volatility of underlying asset	20.15% ~ 36.19%	Variation of fair value increases as volatility of stock price, underlying asset increases.

②	December 31, 2021

	Fair value measurement technique	Type	Significant but unobservable input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Loans	Binomial tree		Stock price, Volatility of underlying asset	22.62%	Variation of fair value increases as volatility of underlying asset increases.
	LSMC		Stock price, Volatility of underlying asset	19.48%	Variation of fair value increases as volatility of underlying asset increases.
Derivative assets	Option valuation model and others	Interest rate related	Correlation coefficient	0.9 ~ 0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	28.84% ~ 97.50%	Variation of fair value increases as volatility of underlying asset increases.
		Equity related	Correlation coefficient	0.18 ~ 0.76	Variation of fair value increases as correlation coefficient increases.
	DCF model	Interest rate related	Credit risk adjustment ratio	100.00%	Variation of fair value decreases as credit risk adjustment ratio increases.
Derivative liabilities	Option valuation model and others	Interest rate related	Correlation coefficient	0.9 ~ 0.98	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	24.84%~97.50%	Variation of fair value increases as volatility of underlying asset increases.
		Equity related	Correlation coefficient	0.18 ~ 0.76	Variation of fair value increases as correlation coefficient increases.
Equity securities, capital contributions and Beneficiary certificates	LSMC		Volatility of underlying asset	19.48%	Variation of fair value increases as volatility of underlying asset increases.
			Discount rate	11.52%~19.94%	Fair value increases as discount rate decreases
	DCF and Others		Discount rate	0% ~ 35.92%	Fair value increases as discount rate decreases
			Terminal growth rate	0.00%, 1.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	0.00%	Fair value increases as liquidation value increases.
Others	LSMC		Stock price, Volatility of underlying asset	19.48% ~ 28.41%	Variation of fair value increases as volatility of underlying asset increases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	January 1, 2022	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposal/ settlements	Transfer to or out of Level 3 (*2)	December 31, 2022
Financial assets:
Financial assets at FVTPL
Equity securities	266,605	507	—	15,116	(11,306)	(32)	270,890
Capital contributions	930,376	76,479	—	524,007	(98,606)	—	1,432,256
Beneficiary certificates	1,902,453	3,971	—	910,810	(179,474)	—	2,637,760
Loans	10,623	11,346	—	—	(2,800)	—	19,169
Derivative assets	27,475	62,255	—	957	(349)	—	90,338
Other financial assets (foreign currency)	—	—	—	41,680	—	—	41,680
Others	94,673	16,744	—	39,838	(8,920)	—	142,335

Sub-total	3,232,205	171,302	—	1,532,408	(301,455)	(32)	4,634,428

Financial assets at FVTOCI
Equity securities	503,718	—	(4,316)	1,677	(28,833)	—	472,246

Total	3,735,923	171,302	(4,316)	1,534,085	(330,288)	(32)	5,106,674

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	4,101	8,387	—	(351)	(2,688)	—	9,449

Total	4,101	8,387	—	(351)	(2,688)	—	9,449

(*1)

The losses that increase the financial liabilities are presented as positive amounts, and the gains that decrease the financial liabilities are presented as negative amounts. The gain amounting to 160,237 million Won for the year ended December 31, 2022, which is from financial assets and liabilities that the Group holds as at the end of the year.

(*2)

There were transfers between levels as the availability of observable market data for these financial instruments changed. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

	For the year ended December 31, 2021
	January 1, 2021	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposal/ settlements	Transfer to or out of Level 3 (*2)	December 31, 2021
Financial assets:
Financial assets at FVTPL
Equity securities	409,605	(24,131)	—	13,570	(132,439)	—	266,605
Capital contributions	652,733	60,107	—	401,973	(184,437)	—	930,376
Beneficiary certificates	2,038,241	15,734	—	50,459	(201,981)	—	1,902,453
Loans	9,698	1,115	—	—	(190)	—	10,623
Derivative assets	6,676	21,971	—	4,666	—	(5,838)	27,475
Others	84,979	12,244	—	13,998	(16,548)	—	94,673

Sub-total	3,201,932	87,040	—	484,666	(535,595)	(5,838)	3,232,205

Financial assets at FVTOCI
Equity securities	494,427	—	10,433	125	(1,267)	—	503,718

Total	3,696,359	87,040	10,433	484,791	(536,862)	(5,838)	3,735,923

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	20,075	4,857	—	(4,480)	(10,097)	(6,254)	4,101
Financial liabilities designated at FVTPL
Equity-linked securities	19,631	(102)	—	—	(19,529)	—	—

Total	39,706	4,755	—	(4,480)	(29,626)	(6,254)	4,101

(*1)

The losses that increase the financial liabilities are presented as positive amounts, and the gains that decrease the financial liabilities are presented as negative amounts. The gain amount to 99,110 million Won for the year ended December 31, 2021, which is from financial assets and liabilities that the Group holds as at the end of the year.

(*2)

There were transfers between levels as the availability of observable market data for these financial instruments changed. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

(4)	The results of a sensitivity analysis on the rational fluctuation in the unobservable inputs used for measuring Level 3 financial instruments are as follows.

Sensitivity analysis of financial instruments is performed by classifying the effect of changes in unobservable inputs on changes in the value of financial instruments into favorable and unfavorable changes. When the fair value of a financial instrument is affected by more than one unobservable input, the below table presents the most favorable or the most unfavorable circumstances. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, equity-linked securities, beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Meanwhile, among the financial instruments that are classified as Level 3 amounting to 5,116,123 million Won and 3,740,024 million Won as of December 31, 2022 and 2021 respectively, equity investments of 4,621,365 million Won and 3,346,291 million Won that are considered to provide the best estimate of fair value are excluded from the sensitivity analysis.

The following table presents the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of a Level 3 financial instruments (Unit: Korean Won in millions):

	December 31, 2022
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivatives assets (*1)	1,886	(1,993)	—	—
Loans(*2)	—	—	—	—
Equity securities (*2) (*3) (*4)	9,710	(7,763)	—	—
Beneficiary certificates (*4)	737	(737)	—	—
Others(*2)	2,860	(2,790)	—	—
Financial assets at FVTOCI
Equity securities (*3) (*4)	—	—	20,131	(13,734)

Total	15,193	(13,283)	20,131	(13,734)

Financial liabilities:
Financial liabilities at FVTPL	41	(39)	—	—
Derivative liabilities (*1)	41	(39)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	The change in fair value is calculated by increasing or decreasing the share price (-10% to 10%) and volatility (-10% to 10%), the major unobservable inputs.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (-0.5~0.5%) and discount rate (-1~1%) or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%.

	December 31, 2021
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivatives assets (*1)	1,222	(1,378)	—	—
Loans (*2)	13	(12)	—	—
Equity securities (*2) (*3)	5,185	(4,432)	—	—
Beneficiary certificates (*4)	1,305	(1,171)	—	—
Others (*2) (*4)	921	(876)	—	—
Financial assets at FVTOCI
Equity securities (*3) (*4)	—	—	21,054	(16,437)

Total	8,646	(7,869)	21,054	(16,437)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	205	(264)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	The change in fair value is calculated by increasing or decreasing the share price (-10% to 10%) and volatility (-10% to 10%), the major unobservable inputs.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (-0.5~0.5%) and discount rate (-1~1%) or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,652,449	24,623,370	—	27,275,819	28,268,516
Loans and other financial assets at amortized cost	—	5,597,813	316,058,637	321,656,450	325,919,599
Financial liabilities:
Deposits due to customers	—	338,582,945	—	338,582,945	338,923,832
Borrowings	—	23,028,947	—	23,028,947	23,028,206
Debentures	—	24,154,895	—	24,154,895	24,639,433
Other financial liabilities	—	19,908,621	—	19,908,621	20,087,151

	December 31, 2021
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,122,401	14,921,119	—	17,043,520	17,086,274
Loans and other financial assets at amortized cost	—	—	320,430,352	320,430,352	323,017,411
Financial liabilities:
Deposits due to customers	—	314,636,593	—	314,636,593	314,778,574
Borrowings	—	21,315,000	—	21,315,000	21,376,880
Debentures	—	26,462,877	—	26,462,877	26,478,289
Other financial liabilities	—	22,320,629	—	22,320,629	22,322,178

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value using valuation techniques. Valuation techniques and input variables for financial assets and liabilities that are measured at amortized costs are given as follows:

	Valuation techniques	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying risk-free market rate with credit spread.	Risk-free market rate and credit spread

Loans and other financial assets at amortized cost	The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.	Risk-free market rate, credit spread and prepayment-rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate and forward rate

(6)	Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Total
Financial assets:
Due from banks	34,995	—	2,673,618	2,708,613
Securities	10,188,993	33,000,262	28,268,516	71,457,771
Loans	19,169	—	315,029,858	315,049,027
Derivative assets	8,204,737	—	—	8,204,737
Other financial assets	41,679	—	8,216,123	8,257,802

Total	18,489,573	33,000,262	354,188,115	405,677,950

	December 31, 2022
	Financial assets at FVTPL	Financial assets at amortized cost	Derivative assets (designated for hedging)	Total
Financial liabilities:
Deposits due to customers	35,161	338,923,831	—	338,958,992
Borrowings	—	23,028,206	—	23,028,206
Debentures	—	24,639,433	—	24,639,433
Derivative liabilities	8,952,916	—	193,831	9,146,747
Other financial liabilities	—	20,087,151	—	20,087,151

Total	8,988,077	406,678,621	193,831	415,860,529

	December 31, 2021
	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivative assets (designated for hedging)	Total
Financial assets:
Due from banks	65,072	—	2,616,480	—	2,681,552
Securities	7,054,696	39,042,051	17,086,274	—	63,183,021
Loans	10,623	—	311,839,771	—	311,850,394
Derivative assets	4,802,958	—	—	95,103	4,898,061
Other financial assets	—	—	8,561,160	—	8,561,160

Total	11,933,349	39,042,051	340,103,685	95,103	391,174,188

	December 31, 2021
	Financial assets at FVTPL	Financial assets at amortized cost	Derivative assets (designated for hedging)	Total
Financial liabilities:
Deposits due to customers	65,016	314,778,574	—	314,843,590
Borrowings	31,764	21,376,880	—	21,408,644
Debentures	—	26,478,289	—	26,478,289
Derivative liabilities	4,584,667	—	20,287	4,604,954
Other financial liabilities	—	22,322,178	—	22,322,178

Total	4,681,447	384,955,921	20,287	389,657,655

(7)	Income or expense from financial instruments by category are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Interest income (expense)	Fees and commissions income (expense)	Reversal (Provision) of credit loss	Gain(loss) on valuation	Dividend	Total
Financial assets at FVTPL	63,515	—	—	214,666	130,295	408,476
Financial assets at FVTOCI	632,615	1,606	827	—	20,818	655,866
Securities at amortized cost	515,246	—	(3,151)	—	—	512,095
Loans and other financial assets at amortized cost	11,531,028	40,831	(446,302)	35,003	—	11,160,560
Financial liabilities at amortized cost	(5,318,502)	—	—	—	—	(5,318,502)
Net derivatives (designated for hedging)	—	—	—	8,932	—	8,932

Total	7,423,902	42,437	(448,626)	258,601	151,113	7,427,427

	December 31, 2021
	Interest income (expense)	Fees and commissions income (expense)	Reversal (Provision) of credit loss	Gain(loss) on valuation	Dividend	Total
Financial assets at FVTPL	22,319	—	—	254,099	261,319	537,737
Financial assets designated at FVTPL	—	—	—	102	—	102
Financial assets at FVTOCI	381,814	1,343	(4,909)	32,624	21,939	432,811
Securities at amortized cost	324,920	—	(664)	—	—	324,256
Loans and other financial assets at amortized cost	7,704,975	44,879	(214,624)	57,714	—	7,592,944
Financial liabilities at amortized cost	(2,505,445)	—	—	—	—	(2,505,445)
Net derivatives (designated for hedging)	—	—	—	11,222	—	11,222

Total	5,928,583	46,222	(220,197)	355,761	283,258	6,393,627

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial instruments

i)	Transferred financial assets that do not meet the condition of derecognition

a)	Bonds sold under repurchase agreements

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		December 31, 2022	December 31, 2021
Assets transferred	Financial assets at FVTOCI	583,198	127,065
	Securities at amortized cost	1,171,300	38,995
Related liabilities	Bonds sold under repurchase agreements	1,654,544	162,976

b)	Securities loaned

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred; however, they should be returned at the end of lending period. Therefore, the Group does not derecognize them from the consolidated financial statements as it owns majority of risks and benefits from the securities continuously, regardless of the transfer of legal ownership. The carrying amounts of the securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2022	December 31, 2021	Loaned to
Financial assets at FVTOCI	Korean treasury and government bonds and others	98,027	98,535	Korea Securities Finance Corporation

The details of the transferred financial assets that do not meet the condition of derecognition in their entirety, such as disposal of securities under repurchase agreement or securities loaned, are also explained in Note 18.

c)	Securitization of financial assets

As of the end December 31,2022 and 2021 the structured entity subject to consolidation issued asset-backed securities using loans and corporate bonds held by the Group, and the Group bears related risks through purchase agreements or credit offerings. The details of the transfer transaction of financial instruments are as follows (Unit: Korean Won in millions):

		December 31, 2022	December 31, 2021
		Book value (*)	Book value (*)
Transferred assets	Loans at amortized cost	2,677,220	2,874,480
Related liabilities	Securitization borrowings	231,800	2,424,080
	Securitization bonds	4,006	4,006

(*)	The carrying amount is the amount before the provision for credit losses is deducted.

(2)	The offset of financial assets and liabilities

The Group possesses both the uncollected domestic exchange receivables and the unpaid domestic exchange payable, which satisfy offsetting criteria of Korean IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been offset with part of unpaid domestic exchange payable or uncollected domestic exchange receivables and has been disclosed in loans and other financial assets at amortized cost and other financial assets and other financial liabilities of the Group’s statements of financial position, respectively.

The Group possesses the derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange that do not satisfy the offsetting criteria of Korean IFRS 1032, but provide the Group under the circumstances of the trading party’s defaults, insolvency or bankruptcy, with the right of offsetting. Items such as cash collateral cannot satisfy the offsetting criteria of Korean IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency or bankruptcy, the net amount of derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange can be offset.

The Group has entered into a sale and repurchase agreement and accounted it as a collateralized borrowing. The Group has also entered into a purchase and resale agreement and accounted it as a secured loan. The Group under the repurchase agreements has offsetting right only upon the counterparty’s default, insolvency or bankruptcy; thus, the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement, which does not satisfy the offsetting criteria of Korean IFRS 1032. The Group disclosed bonds sold under repurchase agreements as borrowings and bonds purchased under resale agreements as loans and other financial assets at amortized cost.

As of December 31, 2022 and 2021, the financial instruments to be offset and covered by master netting agreements and similar agreements are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets (*1)	6,953,283	—	6,953,283	9,109,524	748,981	1,537,651
Receivable spot exchange (*2)	4,442,873	—	4,442,873
Bonds purchased under resale agreements (*2)	6,793,938	—	6,793,938	6,793,938	—	—
Domestic exchanges settlement credits (*2)(*5)	39,773,640	39,197,123	576,517	—	—	576,517

Total	57,963,734	39,197,123	18,766,611	15,903,462	748,981	2,114,168

	December 31, 2022
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities setoff	Net amounts of financial liabilities presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities (*1)	7,644,704	—	7,644,704	9,977,200	145,268	1,965,068
Payable spot exchange (*3)	4,442,832	—	4,442,832
Bonds sold under repurchase agreements (*4)	1,654,544	—	1,654,544	1,654,544	—	—
Domestic exchanges settlement debits (*3) (*5)	43,812,598	39,197,123	4,615,475	2,504,062	—	2,111,413

Total	57,554,678	39,197,123	18,357,555	14,135,806	145,268	4,076,481

(*1)	The items include derivatives held for trading and derivatives designated for hedging.
(*2)	The items are included in loans and other financial assets at amortized cost.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.

(*5)	Certain financial assets and liabilities are presented as net amounts.

	December 31, 2021
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets (*1)	4,172,426	—	4,172,426	8,244,175	557,026	1,273,490
Receivable spot exchange (*2)	5,902,265	—	5,902,265
Bonds purchased under resale agreements (*2)	10,332,858	—	10,332,858	10,332,858	—	—
Domestic exchanges settlement credits (*2)(*5)	42,356,630	42,275,583	81,047	—	—	81,047

Total	62,764,179	42,275,583	20,488,596	18,577,033	557,026	1,354,537

	December 31, 2021
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities setoff	Net amounts of financial liabilities presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities (*1)	3,708,540	—	3,708,540	8,811,005	162,138	639,158
Payable spot exchange (*3)	5,903,761	—	5,903,761
Bonds sold under repurchase agreements (*4)	162,976	—	162,976	162,976	—	—
Domestic exchanges settlement debits (*3) (*5)	48,979,260	42,275,583	6,703,677	3,401,251	—	3,302,426

Total	58,754,537	42,275,583	16,478,954	12,375,232	162,138	3,941,584

(*1)	The items include derivatives held for trading and derivatives designated for hedging.
(*2)	The items are included in loans and other financial assets at amortized cost.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

13.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in associates accounted for using the equity method of accounting are as follows:

		Percentage of ownership (%)		Location	Financial statements as of
Associates	Main business	December 31, 2022	December 31, 2021
Woori Bank:
W Service Networks Co., Ltd. (*1)	Freight & staffing services	4.9	4.9	Korea	November 30, 2022 (*4)
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	December 31, 2022
Korea Finance Security Co., Ltd. (*2)	Security service	15.0	15.0	Korea	November 30, 2022 (*4)
Dongwoo C & C Co., Ltd. (*3)	Construction	23.2	23.2	Korea	—
SJCO Co., Ltd. (*3)	Aggregate transportation and wholesale	27.5	27.5	Korea	—
G2 Collection Co., Ltd. (*3)	Wholesale and retail sales	28.9	28.9	Korea	—
The Base Enterprise Co., Ltd. (*7)	Manufacturing	—	48.4	Korea	—
Kyesan Engineering Co., Ltd. (*3)	Construction	23.2	23.2	Korea	—
Good Software Lap Co., Ltd. (*3)	Service	28.9	28.9	Korea	—
Wongwang Co., Ltd. (*3)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*3)	Construction	29.6	29.6	Korea	—
QTS Shipping Co., Ltd. (*7)	Complex transportation brokerage	—	49.4	Korea	—
DAEA SNC Co., Ltd. (*3)	Wholesale and retail sales	24.0	24.0	Korea	—
ARES-TECH Co., Ltd. (*3)	Electronic component manufacturing	23.4	23.4	Korea	—
Force TEC Co., Ltd.	Manufacturing	24.5	24.5	Korea	September 30, 2022 (*4)
Reading Doctors Co., Ltd. (*7)	Other services	—	35.4	Korea	—
PREXCO Co., Ltd. (*3)	Manufacturing	28.1	28.1	Korea	—
Jiwon Plating Co., Ltd. (*3)	Plating	20.5	20.5	Korea	—
Cultizm Korea LTD Co., Ltd. (*7)	Wholesale and retail sales	—	31.3	Korea	—
NK Eng Co., Ltd. (*3)	Manufacturing	23.1	23.1	Korea	—
Youngdong Sea Food Co., Ltd. (*3)	Processed sea food manufacturing	24.0	24.0	Korea	—
Beomgyo.,Ltd (*3)	Communication equipment retail business	23.1	23.1	Korea	—
Woori Growth Partnerships New Technology Private Equity Fund	Other financial services	23.1	23.1	Korea	December 31, 2022
2016KIF-IMM Woori Bank Technology Venture Fund	Other financial services	20.0	20.0	Korea	December 31, 2022
K BANK Co., Ltd. (*2)	Finance	12.6	12.6	Korea	December 31, 2022
Woori Bank-Company K Korea Movie Asset Fund(*6)	Other financial services	25.0	25.0	Korea	December 31, 2022

		Percentage of ownership (%)		Location	Financial statements as of
Associates	Main business	December 31, 2022	December 31, 2021
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	December 31, 2022
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	Other financial services	20.0	20.0	Korea	December 31, 2022
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	December 31, 2022
Woori-Shinyoung Growth-Cap Private Equity Fund I	Other financial services	24.5	24.5	Korea	December 31, 2022
LOTTE CARD Co.,Ltd.	Credit card and installment financing	20.0	20.0	Korea	September 30, 2022 (*4)
Woori-Q Corporate Restructuring Private Equity Fund	Trust and collective investment	22.4	27.8	Korea	December 31, 2022
PCC-Woori LP Secondary Fund	Other financial investment services	26.9	26.9	Korea	December 31, 2022
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	Other financial services	100.0	100.0	Korea	December 31, 2022
Genesis Environment Energy Private Equity Fund No. 1(*5)	Trust and collective investment	—	24.8	Korea	—
Union Technology Finance Investment Association	Other financial investment services	29.7	29.7	Korea	December 31, 2022
KUM HWA Co., Ltd(*3)	Telecommunication equipment retail sales	20.0	20.0	Korea	September 30, 2022 (*4)
Paratus Woori Material Component Equipment joint venture company	Other financial investment services	20.8	20.8	Korea	December 31, 2022
Dicustody Co., Ltd.(*2)	Other information technology and computer-operation related services	1.0	1.0	Korea	December 31, 2022
Jinmyung Plus Co.,Ltd.(*3)	Manufacturing	20.2	20.2	Korea	September 30, 2022 (*4)
Orient Shipyard Co.,Ltd.(*3)	Manufacturing of ship components	22.7	—	Korea	December 31, 2022
Joongang Network Solution Co.,Ltd.(*3)	Other information technology and computer-operation related services	25.3	—	Korea	—
BTS Private Equity Fund No. 2(*8)	Other financial services	20.0	—	Korea	December 31, 2022
Woori Financial Digital Investment Association No. 1(*8)	Other financial services	88.0	—	Korea	December 31, 2022
STASSETS FUND III(*8)	Other financial services	28.3	—	Korea	December 31, 2022

(*1)	Most of the significant business transactions of associates are with the Group as of December 31, 2022 and 2021.
(*2)	The Group can participate in decision-making body and exercise significant influence over financial policies and operational policies.
(*3)	There is no investment balance as of December 31, 2022 and 2021.
(*4)

The equity method was applied using the most recent financial statements available because financial statement at the end of the reporting period cannot be obtained, and any significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the group were appropriately reflected.

(*5)	It was excluded from associates due to liquidation during the year ended December 31, 2022.
(*6)	It is scheduled to be liquidated after disbanding for the year ended December 31, 2021.
(*7)	It was excluded from associates due to the sale liquidation for the year ended December 31, 2022.
(*8)	It was added to associates through acquisition during the year ended December 31, 2022.

(2)	Changes in the carrying value of investments in associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Acquisition cost	January 1, 2022	Share of profits (losses)	Acquisition	Disposal and others	Dividends	Change in capital	December 31, 2022
W Service Networks Co., Ltd.	108	183	29	—	—	(4)	—	208
Korea Credit Bureau Co., Ltd.	3,313	9,423	(3,714)	—	—	—	—	5,709
Korea Finance Security Co., Ltd.	3,267	3,101	(727)	—	—	—	—	2,374
Woori Growth Partnerships New Technology Private Equity Fund	12,942	12,448	490	—	(2,049)	—	—	10,889
2016KIF-IMM Woori Bank Technology Venture Fund	7,594	12,630	(1,619)	—	(801)	(736)	—	9,474
K BANK Co., Ltd.	236,232	239,493	11,854	—	—	—	(3,558)	247,789
Woori Bank-Company K Korea Movie Asset Fund	—	345	71	—	—	(177)	—	239
Partner One Value Up I Private Equity Fund	5,039	6,576	(2,298)	—	—	—	—	4,278
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	7,556	11,153	1,312	—	(2,180)	—	—	10,285
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,354	4,254	1	100	—	—	—	4,355
Woori-Shinyoung Growth-Cap Private Equity Fund I	8,237	20,067	10,243	—	—	—	—	30,310
LOTTE CARD Co.,Ltd.	346,810	458,295	58,400	—	—	(12,960)	10,396	514,131
Woori-Q Corporate Restructuring Private Equity Fund	17,043	33,493	(489)	396	(16,474)	—	—	16,926
PCC-Woori LP Secondary Fund	7,000	8,504	495	—	—	—	—	8,999
Force TEC Co., Ltd.(*)	—	—	56	—	—	—	(56)	—
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,000	10,070	173	—	—	—	—	10,243
Genesis Environmental Energy Company No. 1 Private Equity Partnership	—	4,126	(41)	—	(3,738)	(347)	—	—
Union Technology Finance Investment Association	14,637	12,388	187	2,250	(363)	—		14,462
KUM HWA Co., Ltd.(*)	—	—	—	—	—	—	—	—
Paratus Woori Material Component Equipment joint venture company	12,300	12,156	(169)	—	—	—	—	11,987
Dicustody Co., Ltd.	1	1	—	—	—	—	—	1
Jinmyung Plus Co., Ltd.	—	—	10	—	—	—	—	10
Orient Shipyard Co.,Ltd.(*)	—	—	—	—	—	—	—	—
BTS Private Equity Fund No. 2	3,026	—	(145)	3,026	—	—	—	2,881
Woori Financial Digital Investment Association No. 1	11,000	—	(199)	11,000	—	—	—	10,801
STASSETS FUND III	1,500	—	(270)	1,500	—	—	—	1,230

	711,959	858,706	73,650	18,272	(25,605)	(14,224)	6,782	917,581

(*)

The amount for which no loss was recognized for associates due to discontinuation of the equity method was 665 million Won for Force TEC Co., Ltd., 3,743 million Won for Orient Shipyard Co.,Ltd., 0.2 million Won in KUM HWA Co., Ltd. and the accumulated amount is 1,462 million Won for Force TEC Co., Ltd., 3,743 million Won for Orient Shipyard Co., Ltd., 2 million Won in KUM HWA Co., Ltd.

	For the year ended December 31, 2021
	Acquisition cost	January 1, 2021	Share of profits (losses)	Acquisition	Disposal and others	Dividends	Change in capital	December 31, 2021
W Service Networks Co., Ltd.	108	191	(4)	—	—	(4)	—	183
Korea Credit Bureau Co., Ltd.	3,313	8,125	1,388	—	—	(90)	—	9,423
Korea Finance Security Co., Ltd.	3,267	3,066	35	—	—	—	—	3,101
Woori Growth Partnerships New Technology Private Equity Fund	14,991	15,032	(637)	—	(1,947)	—	—	12,448
2016KIF-IMM Woori Bank Technology Venture Fund	8,396	13,238	3,520	—	(3,497)	(631)	—	12,630
K BANK Co., Ltd.(*1)	236,232	174,097	67,553	—	—	—	(2,157)	239,493
Smart Private Equity Fund No.2	—	1,481	(797)	—	(684)	—	—	—
Woori Bank-Company K Korea Movie Asset Fund	—	2,788	137	—	(2,100)	(480)	—	345
Well to Sea No.3 Private Equity Fund	—	15,687	134	—	—	(15,821)	—	—
Partner One Value Up I Private Equity Fund	5,039	9,816	2,521	—	(4,961)	(800)	—	6,576
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	9,736	9,756	1,417	5,040	(5,060)	—	—	11,153
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,255	4,129	—	125	—	—	—	4,254
Woori-Shinyoung Growth-Cap Private Equity Fund I	8,237	26,902	14,711	8,982	(23,125)	(7,403)	—	20,067
LOTTE CARD Co.,Ltd.	346,810	422,832	39,301	—	—	(10,374)	6,536	458,295
Woori-Q Corporate Restructuring Private Equity Fund	33,121	17,116	372	18,669	(2,664)	—	—	33,493
PCC-Woori LP Secondary Fund	7,000	5,634	1,120	1,750	—	—	—	8,504
Force TEC Co., Ltd.(*2)	—	393	(393)	—	—	—	—	—
KUM HWA Co., Ltd(*2)	—	—	—	—	—	—	—	—
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,000	10,023	47	—	—	—	—	10,070
Genesis Environmental Energy Company No. 1 Private Equity Partnership	3,738	3,979	147	—	—	—	—	4,126
Union Technology Finance Investment Association	12,750	4,485	(347)	8,250	—	—	—	12,388
Paratus Woori Material Component Equipment joint venture company	12,300	—	(144)	12,300	—	—	—	12,156
Dicustody Co., Ltd.	1	—	—	1	—	—	—	1
Jinmyung Plus Co., Ltd.	—	—	—	—	—	—	—	—

	719,294	748,770	130,081	55,117	(44,038)	(35,603)	4,379	858,706

(*1)	Included 70,120 million Won of deemed gain on disposal in accordance with the decrease in percentage of ownership from disproportionate contribution for the year ended December 31, 2021.
(*2)	As a result of discontinuation of the equity method, related companies’ losses amount not recognized is 797 million Won for Force TEC Co., Ltd. and 2 million Won for KUM HWA Co., Ltd.

(3)	Summary financial information relating to investments in associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	As of and for the year ended December 31, 2022
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income	Total comprehensive income
W Service Networks Co., Ltd.	7,052	2,825	19,697	1,215	—	1,215
Korea Credit Bureau Co., Ltd.	155,165	100,065	144,907	(37,475)	—	(37,475)
Korea Finance Security Co., Ltd.	28,792	12,964	47,043	(3,856)	—	(3,856)
Woori Growth Partnerships New Technology Private Equity Fund	47,394	208	2,978	2,185	—	2,185
2016KIF-IMM Woori Bank Technology Venture Fund	47,979	609	665	(7,839)	—	(7,839)
K BANK Co., Ltd.	16,694,289	14,896,426	491,880	91,059	(32,156)	58,903
Woori Bank-Company K Korea Movie Asset Fund(*2)	989	33	462	324	—	324
Partner One Value Up I Private Equity Fund	18,395	—	(9,431)	(9,831)	—	(9,831)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	51,804	385	8,092	7,288	—	7,288
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,811	95	1	(383)	—	(383)
Woori-Shinyoung Growth-Cap Private Equity Fund I	123,824	312	41,780	40,544	—	40,544
LOTTE CARD Co.,Ltd.(*1)	19,983,059	17,179,093	1,925,577	267,418	43,162	310,580
Woori-Q Corporate Restructuring Private Equity Fund	75,973	418	3,019	(4,696)	—	(4,696)
PCC-Woori LP Secondary Fund	33,591	168	6,127	1,152	—	1,152
Force TEC Co., Ltd.	10,489	24,804	25,182	(2,664)	—	(2,664)
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,246	1	177	170	—	170
Union Technology Finance Investment Association	48,991	299	2,300	632	—	632
KUM HWA Co., Ltd.	4	159	—	(8)	—	(8)
Paratus Woori Material Component Equipment joint venture company	58,311	617	7	(812)	—	(812)
Dicustody Co., Ltd.	95	—	—	(3)	—	(3)
Jinmyung Plus Co., Ltd.	696	649	177	(9)	—	(9)
Orient Shipyard Co.,Ltd.	10,832	27,225	—	(16,467)	—	(16,467)
BTS Private Equity Fund No. 2	15,012	608	1	(725)	—	(725)
Woori Financial Digital Investment Association No. 1	12,482	209	19	(226)	—	(226)
STASSETS FUND III	4,660	313	37	(953)	—	(953)

(*1)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.
(*2)	It was scheduled to be liquidated after disbanding during the previous year.

	As of and for the year ended December 31, 2021
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income	Total comprehensive income
W Service Networks Co., Ltd.	6,208	2,504	17,019	840	—	840
Korea Credit Bureau Co., Ltd.	113,859	21,284	127,751	20,486	—	20,486
Korea Finance Security Co., Ltd.	34,957	14,286	57,462	249	—	249
Woori Growth Partnerships New Technology Private Equity Fund	54,173	231	3,807	(2,228)	—	(2,228)
2016KIF-IMM Woori Bank Technology Venture Fund	63,983	837	23,010	21,119	—	21,119
K BANK Co., Ltd.	14,021,789	12,291,131	250,502	19,348	(32,072)	(12,724)
Woori Bank-Company K Korea Movie Asset Fund	1,383	2	1,075	543	—	543
Partner One Value Up I Private Equity Fund	28,273	—	11,972	10,914	—	10,914

	As of and for the year ended December 31, 2021
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income	Total comprehensive income
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	56,363	597	11,422	10,077	—	10,077
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,799	5	—	(332)	—	(332)
Woori-Shinyoung Growth-Cap Private Equity Fund	82,087	314	83,143	81,550	—	81,550
LOTTE CARD Co., Ltd. (*)	15,980,312	13,460,156	1,499,867	184,919	25,612	210,531
Woori-Q Corporate Restructuring Private Equity Fund	121,057	555	327	(1,547)	—	(1,547)
PCC-Woori LP Secondary Fund	31,585	—	5,720	4,162	—	4,162
Force TEC Co., Ltd.	11,904	23,508	20,941	(9,188)	—	(9,188)
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,073	1	41	37	—	37
Genesis Environmental Energy Company No. 1 Private Equity Partnership	20,610	3,941	11,347	694	—	694
Union Technology Finance Investment Association	41,996	290	13	(1,168)	—	(1,168)
KUM HWA Co., Ltd	20	176	58	(10)	—	(10)
Paratus Woori Material Component Equipment joint venture company	58,507	—	7	(693)	—	(693)
Dicustody Co., Ltd.	98	—	—	(2)	—	(2)
Jinmyung Plus Co., Ltd.	568	445	209	5	—	5

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

(4)	The entities that the Group excluded from the associates although the Group’s ownership interest is more than 20% as of December 31, 2022 and 2021, are as follows:

	December 31, 2022
Associate (*)	Number of shares owned	Ownership (%)
CL Tech Co., Ltd.	10,191	28.6

(*)

Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, accordingly it is excluded from the investment in joint ventures and associates.

	December 31, 2021
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

(*)

Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, accordingly it is excluded from the investment in joint ventures and associates.

(5)

As of December 31, 2022 and 2021, the reconciliations from the net assets of the associates to the book value of the shares of the investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	December 31, 2022
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Intercompany transaction and others	Book Value
W Service Networks Co., Ltd.	4,227	4.9	209	—	(1)	208
Korea Credit Bureau Co., Ltd.	55,100	9.9	5,462	246	1	5,709
Korea Finance Security Co., Ltd.	15,828	15.0	2,374	—	—	2,374
Woori Growth Partnerships New Technology Private Equity Fund	47,185	23.1	10,889	—	—	10,889
2016KIF-IMM Woori Bank Technology Venture Fund	47,370	20.0	9,474	—		9,474
K BANK Co., Ltd.(*)	1,796,269	12.6	225,894	21,894	1	247,789
Woori Bank-Company K Korea Movie Asset Fund	957	25.0	239	—	—	239
Partner One Value Up I Private Equity Fund	18,395	23.3	4,278	—	—	4,278
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	51,419	20.0	10,284	—	1	10,285
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,716	25.0	3,929	—	426	4,355
Woori-Shinyoung Growth-Cap Private Equity Fund I	123,512	24.5	30,310	—		30,310
LOTTE CARD Co.,Ltd.(*)	2,570,656	20.0	514,131	—	—	514,131
Woori-Q Corporate Restructuring Private Equity Fund	75,555	22.4	16,926	—	—	16,926
PCC-Woori LP Secondary Fund	33,423	26.9	8,999	—	—	8,999
Force TEC Co., Ltd.	(14,315)	24.5	(3,513)	—	3,513	—
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,245	100.0	10,244	—	(1)	10,243
Union Technology Finance Investment Association	48,692	29.7	14,463	—	(1)	14,462
KUM HWA Co., Ltd.	(155)	20.0	(31)	—	31	—

	December 31, 2022
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Intercompany transaction and others	Book Value
Paratus Woori Material Component Equipment joint venture company	57,694	20.8	11,987	—		11,987
Dicustody Co., Ltd.	95	1.0	1	—	—	1
Jinmyung Plus Co., Ltd.	47	20.2	10	—	—	10
Orient Shipyard Co.,Ltd.	(16,393)	22.7	(3,726)		3,726	—
BTS Private Equity Fund No. 2	14,405	20.0	2,881	—	—	2,881
Woori Financial Digital Investment Association No. 1	12,273	88.0	10,801	—	—	10,801
STASSETS FUND III	4,347	28.3	1,230	—	—	1,230

(*)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.

	December 31, 2021
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Intercompany transaction and others	Book Value
W Service Networks Co., Ltd.	3,704	4.9	183	—	—	183
Korea Credit Bureau Co., Ltd.	92,575	9.9	9,177	246	—	9,423
Korea Finance Security Co., Ltd.	20,671	15.0	3,101	—	—	3,101
Woori Growth Partnerships New Technology Private Equity Fund	53,942	23.1	12,448	—	—	12,448
2016KIF-IMM Woori Bank Technology Venture Fund	63,146	20.0	12,630	—	—	12,630
K BANK Co., Ltd. (*)	1,730,307	12.6	217,599	21,894	—	239,493
Woori Bank-Company K Korea Movie Asset Fund	1,381	25.0	345	—	—	345
Partner One Value Up I Private Equity Fund	28,273	23.3	6,576	—	—	6,576
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	55,767	20.0	11,153	—	—	11,153
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,794	25.0	3,949	—	305	4,254
Woori-Shinyoung Growth-Cap Private Equity Fund I	81,773	24.5	20,067	—	—	20,067
LOTTE CARD Co., Ltd. (*)	2,291,474	20.0	458,295	—	—	458,295
Woori-Q Corporate Restructuring Private Equity Fund	120,502	27.8	33,493	—	—	33,493
PCC-Woori LP Secondary Fund	31,585	26.9	8,504	—	—	8,504
Force TEC Co., Ltd.	(11,604)	24.5	(2,848)	—	2,848	—
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,071	100.0	10,070	—	—	10,070
Genesis Environmental Energy Company No. 1 Private Equity Partnership	16,669	24.8	4,126	—	—	4,126
Union Technology Finance Investment Association	41,706	29.7	12,388	—	—	12,388
KUM HWA Co., Ltd	(156)	20.0	(31)	—	31	—
Paratus Woori Material Component Equipment joint venture company	58,507	20.8	12,156	—	—	12,156
Dicustody Co., Ltd.	98	1.0	1	—	—	1
Jinmyung Plus Co., Ltd.	123	20.2	25	—	(25)	—

(*)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.

14.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Acquisition cost	659,897	637,616
Accumulated depreciation	(56,686)	(48,619)

Net carrying value	603,211	588,997

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022	For the year ended December 31, 2021
Beginning balance	588,997	584,144
Depreciation	(6,483)	(5,325)
Transfer	19,191	9,937
Foreign currencies translation adjustments	1,506	241

Ending balance	603,211	588,997

(*)	Land and buildings were transferred from premises and equipment to investment properties for the year ended December 31, 2022, and 2021.

(3)

Fair value of investment properties amounted to 861,628 million Won and 857,454 million Won as of December 31, 2022 and 2021, respectively. The fair value of investment properties has been assessed on the basis of recent similar real estate market price and officially assessed land price in the area of the investment properties, is classified as level 3 on the fair value hierarchy.

(4)

Rental fee earned from investment properties is amounting to 35,102 million Won and 26,661million Won for the years ended December 31, 2022 and 2021, respectively. The expenses directly related to the investment properties where rental fee was earned are 6,483 million Won and 5,325 million Won, respectively.

(5)	The minimum lease payments expected to be received in the future under the non-refundable lease agreement as of December 31, 2022 and 2021. (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Lease payments:
Within a year	14,172	15,481
More than 1 year and within 2 years	9,234	9,454
More than 2 years and within 3 years	5,320	7,743
More than 3 years and within 4 years	3,201	5,009
More than 4 years and within 5 years	2,634	2,953
More than 5 years	2,568	2,603

Total	37,129	43,243

15.	PREMISES AND EQUIPMENT

(1) Details of premises and equipment as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Premises and equipment (owned)	1,486,834	630,644	186,181	48,824	32,184	2,384,667
Right-of-use assets	—	303,387	12,763	—	—	316,150

Carrying value	1,486,834	934,031	198,944	48,824	32,184	2,700,817

	December 31, 2021
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Premises and equipment (owned)	1,524,032	659,063	196,557	43,178	3,171	2,426,001
Right-of-use assets	—	320,613	15,096	—	—	335,709

Carrying value	1,524,032	979,676	211,653	43,178	3,171	2,761,710

(2)	Details of premises and equipment (owned) as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Acquisition cost	1,486,834	940,449	881,398	445,397	32,184	3,786,262
Accumulated depreciation	—	(309,805)	(695,217)	(396,573)	—	(1,401,595)

Net carrying value	1,486,834	630,644	186,181	48,824	32,184	2,384,667

	December 31, 2021
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Acquisition cost	1,524,032	945,035	827,643	453,160	3,171	3,753,041
Accumulated depreciation	—	(285,972)	(631,086)	(409,982)	—	(1,327,040)

Net carrying value	1,524,032	659,063	196,557	43,178	3,171	2,426,001

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Beginning balance	1,524,032	659,063	196,557	43,178	3,171	2,426,001
Acquisition	24	14,502	66,208	23,432	31,810	135,976
Disposal	(19,021)	—	(928)	(622)	—	(20,571)
Depreciation	—	(28,812)	(76,514)	(17,973)	—	(123,299)
Foreign currencies translation adjustment	(297)	(117)	764	554	225	1,129
Transfer (*)	(11,915)	(7,275)	—	—	—	(19,190)
Classification to held for sale	(6,405)	(6,704)	—	—	—	(13,109)
Others	416	(13)	94	255	(3,022)	(2,270)

Ending balance	1,486,834	630,644	186,181	48,824	32,184	2,384,667

(*)	Land and buildings transferred from premises and equipment to investment properties for the year ended December 31, 2022.

	For the year ended December 31, 2021
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Total
Beginning balance	1,533,523	686,819	222,243	44,831	1,406	2,488,822
Acquisition	—	15,750	49,364	18,485	3,078	86,677
Disposal	—	(1,994)	(720)	(918)	—	(3,632)
Depreciation	—	(30,132)	(76,527)	(20,422)	—	(127,081)
Foreign currencies translation adjustment	991	712	2,868	1,580	153	6,304
Transfer (*)	(6,419)	(3,518)	—	—	—	(9,937)
Classification to held for sale	(7,157)	(5,695)	—	—	—	(12,852)
Others	3,094	(2,879)	(671)	(378)	(1,466)	(2,300)

Ending balance	1,524,032	659,063	196,557	43,178	3,171	2,426,001

(*)	Land and buildings transferred from premises and equipment to investment properties for the year ended December 31, 2021.

(4)	Details of right-of-use assets as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Building	Properties for business use	Total
Acquisition cost	548,469	25,002	573,471
Accumulated depreciation	(245,082)	(12,239)	(257,321)

Net carrying value	303,387	12,763	316,150

	December 31, 2021
	Building	Properties for business use	Total
Acquisition cost	572,098	23,653	595,751
Accumulated depreciation	(251,485)	(8,557)	(260,042)

Net carrying value	320,613	15,096	335,709

(5)	Details of changes in right-of-use assets for the years ended December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions) :

	December 31, 2022
	Building	Properties for business use	Total
Beginning balance	320,613	15,096	335,709
New contracts	207,732	7,320	215,052
Changes in contracts	3,514	3	3,517
Termination	(43,175)	(824)	(43,999)
Depreciation	(192,305)	(8,806)	(201,111)
Others	7,008	(26)	6,982

Ending balance	303,387	12,763	316,150

	December 31, 2021
	Building	Properties for business use	Total
Beginning balance	410,325	9,313	419,638
New contracts	132,742	14,498	147,240
Changes in contracts	9,064	226	9,290
Termination	(46,721)	(1,654)	(48,375)
Depreciation	(210,924)	(8,516)	(219,440)
Others	26,127	1,229	27,356

Ending balance	320,613	15,096	335,709

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership	Construction in progress	Total
Acquisition cost	159,194	45,335	2,052	463,368	888,116	21,243	3,027	1,582,335
Accumulated amortization	—	(21,462)	(1,431)	(323,849)	(762,399)	—	—	(1,109,141)
Accumulated impairment losses	—	—	—	—	(33,552)	(1,158)	—	(34,710)

Net carrying value	159,194	23,873	621	139,519	92,165	20,085	3,027	438,484

	December 31, 2021
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership	Construction in progress	Total
Acquisition cost	158,498	34,643	1,892	411,468	858,290	19,867	535	1,485,193
Accumulated amortization	—	(16,988)	(1,201)	(251,137)	(716,415)	—	—	(985,741)
Accumulated impairment losses	—	—	—	—	(33,552)	(1,013)	—	(34,565)

Net carrying value	158,498	17,655	691	160,331	108,323	18,854	535	464,887

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership	Construction in progress	Total
Beginning balance	158,498	17,655	691	160,331	108,323	18,854	535	464,887
Acquisition	—	5,293	160	52,119	31,865	1,871	2,120	93,428
Disposal	—	—	—	—	(2)	(442)	—	(444)
Amortization (*1)	—	(5,221)	(231)	(72,852)	(47,140)	—	—	(125,444)
Provision of impairment losses(*2)	—	—	—	—	—	(144)	—	(144)
Foreign currencies translation adjustment	696	62	—	(6)	(101)	(42)	(53)	556
Others	—	6,084	1	(73)	(780)	(11)	425	5,646

Ending balance	159,194	23,873	621	139,519	92,165	20,086	3,027	438,485

(*1)	Amortization of other intangible assets amounting to 14,664 million Won is included in other operating expenses.
(*2)

The impairment test for other intangible assets indicates that the recoverable value is less than the carrying amount and thus the impairment loss is recognized. Also, membership is an intangible asset with an indefinite useful life that recognizes an impairment loss if recoverable value is lower than its carrying amount, while the reversal of an impairment loss should be recognized when the recoverable value is higher than its carrying amount.

	For the year ended December 31, 2021
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership	Construction in progress	Total
Beginning balance	147,339	16,925	666	174,795	117,640	18,235	6,668	482,268
Acquisition	—	1,011	243	50,326	31,582	1,359	—	84,521
Amortization (*1)	—	(3,808)	(218)	(68,538)	(44,897)	—	—	(117,461)
Provision of impairment losses (*2)	—	—	—	—	(18)	(258)	—	(276)
Foreign currencies translation adjustment	11,159	2,015	—	—	936	232	—	14,342
Transfer	—	—	—	3,748	2,920	—	(6,668)	—
Others(*3)	—	1,512	—	—	160	(714)	535	1,493

Ending balance	158,498	17,655	691	160,331	108,323	18,854	535	464,887

(*1)	Amortization of other intangible assets amounting to 13,693 million Won is included in other operating expenses.
(*2)

The impairment test for other intangible assets indicates that the recoverable value is less than the carrying amount and thus the impairment loss is recognized. Also, membership is an intangible asset with an indefinite useful life that recognizes an impairment loss if recoverable value is lower than its carrying amount, while the reversal of an impairment loss should be recognized when the recoverable value is higher than its carrying amount.

(*3)	Other increases or decreases in membership include the return of membership rights of 500 million Won.

(3)	Goodwill

1)	Details of major goodwill as of December 31, 2022 and 2021 are as follows (Unit: Korea Won in millions):

	For the year ended December 31
Cash Generating Unit (*1)	2022	2021
PT Bank Woori Saudara Indonesia 1906 Tbk (*2)	97,029	99,667
WOORI BANK(CAMBODIA) PLC. (*3)	55,570	52,082

Total	152,599	151,749

(*1)

The goodwill has been allocated to the cash-generating unit that will benefit from the synergies of the business combination, and the cash-generating unit generally consists of a sales unit or its sub-sector.

(*2)	The Group has acquired Saudara Bank to expand retail sales in Indonesia, and recognized the goodwill as it is expected to strengthen our competitiveness by securing a local sales network in Indonesia.
(*3)	The Group has acquired VisionFund Cambodia to expand Cambodian retail sales, and recognized goodwill based on the economies of scale and acquired customer base.

2)	Impairment test

The recoverable amount of the cash-generating unit is measured at larger amount among the net fair value or the value in use.

The net fair value is calculated by deducting costs of disposal from the amount received from the sale of the cash-generating unit in an arm’s length transaction between the parties with reasonable judgment and willingness to negotiate. In case of difficulty in measuring this amount, the sale amount of a similar cash-generating unit in the past market is calculated by reflecting the characteristics of the cash-generating unit. If reliable information related to fair value less costs to sell is not available, value in use is considered as recoverable amount. Value in use is the present value of future cash flows expected to be generated by the cash-generating unit. Future cash flows are estimated based on the latest financial budget approved by the management, with an estimated period of up to five years. PT Bank Woori Saudara Indonesia 1906 Tbk applied zero growth rate to estimate future cash flow for the period over five years. The main assumptions used to estimate cash flows are about the size of the market and the share of the group. The appropriate discount rate for discounting future cash flows is the pre-tax discount rate, including assumptions about risk-free interest rates, market risk premium, and systemic risk of cash-generating units. The impairment test, which compares the carrying amount and recoverable amount of the cash-generating unit to which goodwill has been allocated, is conducted every year and every time an impairment sign occurs. (Unit: Korean Won in millions):

Category	PT Bank Woori Saudara Indonesia 1906 Tbk	WOORI BANK(CAMBODIA) PLC.
Discount rate (%)	15.98%	16.88%
Terminal growth rate (%)	—	—
Recoverable amount	784,787	544,693
Carrying amount	739,878	499,823

As a result of the impairment test on goodwill, it is determined that the carrying amount of the cash-generating unit to which the goodwill has been distributed will not exceed the recoverable amount.

3)	Sensitivity analysis

The sensitivity of fair value measurements due to changes in significant but unobservable inputs used in measuring recoverable amount of PT Bank Woori Saudara Indonesia 1906 Tbk and WOORI BANK(CAMBODIA) PLC. as of December 31, 2022, is as follows (Unit: Korean Won in millions):

		PT Bank Woori Saudara Indonesia 1906 Tbk	WOORI BANK(CAMBODIA) PLC.
Discount rate	Increase by 1% point	(61,030)	(38,845)
	Decrease by 1% point	71,658	45,066
Terminal growth rate	Increase by 0.5% point	21,026	12,753
	Increase by 1.0% point	43,855	26,515

17.	ASSETS HELD FOR SALE

Assets held for sale are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Premises and equipment, etc. (*)	9,589	8,900
Investments in subsidiaries and associates (*)	—	11,472

Total	9,589	20,372

(*)	The Group classifies above assets as assets held for sale that are highly likely to be sold within one year from December 31, 2022 and 2021, based on the management’s decision.

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		December 31, 2022
		Collateral given to	Amount	Reason for collateral
Loans and other financial assets at amortized cost	Due from banks in local currency	The Korea Exchange. and others	133,539	CCP variable margin and others
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	1,142,784	Overseas Futures Option Deposit and others
	Mortgage-backed securities	Public offering	1,892,723	Covered Bonds
Financial assets at FVTPL	Korean financial institutions debt securities and others	SC FIRST BANK KOREA, SEOUL	245,876	CSA variable margin and others
Financial assets at FVTOCI	Korean treasury and government bonds	Korea Securities Depository	460	Related to bonds sold under repurchase agreements (*)
	Korean financial institutions debt securities and others	The BOK and others	6,394,890	Settlement risk and others
	Foreign financial institutions debt securities	Standard Chartered Bank, Hong Kong and others	582,738	Related to bonds sold under repurchase agreements (*)
		BNP-PARIBAS and others	1,060,120	CSA variable margin and others
Securities at amortized cost	Korean treasury and government bonds	Korea Securities Depository	1,100,351	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government bonds and others	The BOK and others	10,820,136	Settlement risk and others
	Debt securities in foreign currencies	NATIXIS and others	70,949	Related to bonds sold under repurchase agreements (*)
		FHLB Advance and others	10,570	Collateral to receive a borrowing limit

		Total	23,455,136

(*)

The financial assets are not derecognized and provided as collaterals because the Group entered into an agreement to buy the transferred assets back at a predetermined price or the sale price plus a certain return rate. The Group continuously recognize the transferred assets as liabilities (bond sold under repurchase agreements) after the repurchase.

		December 31, 2021
		Collateral given to	Amount	Reason for collateral
Loans and other financial assets at amortized cost	Due from banks in local currency	Samsung Securities Co., Ltd. and others	25,338	Margin deposit for futures or option
	Due from banks in foreign currencies	Yuanta Securities Korea Co., Ltd.	1,051,006	Overseas Futures Option Deposit and others
	Mortgage-backed securities	Public offering	2,494,333	Covered bonds
Financial assets at FVTPL	Korean financial institutions debt securities and others	Korea Securities Finance Corporation	54,419	Provision of security for securities loan purpose
Financial assets at FVTOCI	Korean treasury and government bonds	Korea Securities Depository	470	Related to bonds sold under repurchase agreements (*)
	Korean financial institutions debt securities and others	The BOK and others	3,666,849	Settlement risk and others
	Foreign financial institutions’ debt securities	STANDARD BANK LONDON LTD	126,595	Related to bonds sold under repurchase agreements (*)
Securities at amortized cost	Korean treasury and government bonds	The BOK and others	8,977,748	Settlement risk and others
	Foreign financial institutions’ debt securities	NATIXIS and others	38,995	Related to bonds sold under repurchase agreements (*)
		FHLB Advance	10,375	Related to offer the limit on borrowings

		Total	16,446,128

(*)

The financial assets are not derecognized and provided as collaterals because the Group entered into an agreement to buy the transferred assets back at a predetermined price or the sale price plus a certain return rate. The Group continuously recognizes the transferred assets as liabilities (bond sold under repurchase agreements) after the repurchase.

(2)	Assets acquired through foreclosures are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Non-operational real estates	25,405	17,972
Non-operational property	1,047	1,027
Real estate assessment provision	(1,176)	(1,129)
Accumulated Depreciation	(1,937)	(1,624)

Total	23,339	16,246

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2022	December 31, 2021	Loaned to
Financial assets at FVTOCI	Korean financial institution’s debt securities and others	98,027	98,535	Korea Securities Finance Corporation

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Group does not derecognize these securities, there are no liabilities recognized through such transactions relates to securities loaned.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Fair values of collaterals	Fair values of collaterals disposed or re-subjected to lien
Securities	7,109,933	—

	December 31, 2021
	Fair values of collaterals	Fair values of collaterals disposed or re-subjected to lien
Securities	10,785,412	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Prepaid expenses	153,777	126,323
Advance payments	3,828	3,828
Non-operational assets	23,340	16,248
Others	11,789	13,649

Total	192,734	160,048

20.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Financial liabilities at fair value through profit or loss mandatorily measured at fair value	8,988,077	4,681,447

Total	8,988,077	4,681,447

(2)	Financial liabilities at fair value through profit or loss mandatorily measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Deposits
Gold banking liabilities	35,161	65,016
Borrowings	—	31,764
Derivative liabilities	8,952,916	4,584,667

Total	8,988,077	4,681,447

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Deposits in local currency:
Deposits on demand	15,652,495	18,076,164
Deposits at termination	270,626,822	254,199,558
Mutual installment	22,995	24,620
Certificate of deposits	5,255,889	3,586,423
Other deposits	1,196,487	1,286,720

Sub-total	292,754,688	277,173,485

Deposits in foreign currencies:
Deposits in foreign currencies	46,261,496	37,641,915
Present value discount	(92,352)	(36,826)

Total	338,923,832	314,778,574

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.3 ~ 1.8	3,040,877
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 3.5	2,021,049
Others	The Korea Development Bank and others	0.0 ~ 6.1	4,792,000

Sub-total			9,853,926

Borrowings in foreign currencies(*)	The Export-Import Bank of Korea and others	(0.1) ~ 10.0	11,112,940
Bills sold	Others	0.0 ~ 2.4	7,308
Call money	Bank and others	1.6 ~ 5.5	400,071
Bonds sold under repurchase agreements	Other financial institutions	0.2 ~ 6.4	1,654,544
Present value discount			(583)

Total			23,028,206

	December 31, 2021
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.3	3,144,897
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 2.4	2,053,611
Others	The Korea Development Bank and others	0.0 ~ 3.1	7,170,701

Sub-total			12,369,209

Borrowings in foreign currencies(*)	The Export-Import Bank of Korea and others	(0.5) ~ 7.3	8,518,117
Bills sold	Others	0.0 ~ 1.3	9,111
Call money	Bank and others	(0.5) ~ 2.6	317,961
Bonds sold under repurchase agreements	Other financial institutions	(0.5) ~ 10.6	162,975
Present value discount			(493)

Total			21,376,880

(*)	As of December 31, 2021, foreign currency borrowings subject to fair value hedges were included in the amount of 35,694 million Won.

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	December 31, 2022		December 31, 2021
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	0.8 ~ 5.9	19,778,506	0.7 ~ 2.8	20,674,925
Subordinated bonds	1.9 ~ 5.1	4,885,325	1.9 ~ 5.1	5,817,442
Other bonds	17.0	4,006	17.0	4,006

Sub-total		24,667,837		26,496,373

Discounts on bonds		(28,404)		(18,084)

Total		24,639,433		26,478,289

(*)	Includes debentures under fair value hedge amounting to 3,076,983 million Won and 2,366,724 million Won as of December 31, 2022 and 2021, respectively.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Provisions for guarantees (*1)	73,743	67,703
Provisions for unused commitments	55,077	52,432
Asset retirement obligation	75,202	74,193
Other provisions (*2)	262,502	300,492

Total	466,524	494,820

(*1)	Provisions for guarantees include provisions for financial guarantees of 45,203 million Won and 46,158 million Won as of December 31, 2022 and 2021, respectively.
(*2)	Other provisions consist of provisions for litigation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

i)	Provisions for guarantees

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	45,669	15,267	6,767	67,703
Transfer to 12-month expected credit loss	1,206	(1,206)	—	—
Transfer to expected credit loss for the entire period	(119)	119	—	—
Transfer to credit-impaired financial assets	(3)	(338)	341	—
Net provision (reversal) of unused amount	(3,450)	10,484	577	7,611
Other increase (decrease) (*)	(1,570)	(1)	—	(1,571)

Ending balance	41,733	24,325	7,685	73,743

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	50,676	16,745	8,043	75,464
Transfer to 12-month expected credit loss	2,146	(2,144)	(2)	—
Transfer to expected credit loss for the entire period	(162)	193	(31)	—
Transfer to credit-impaired financial assets	(2)	(163)	165	—
Net provision (reversal) of unused amount	(9,929)	636	(1,408)	(10,701)
Other increase (decrease) (*)	2,940	—	—	2,940

Ending balance	45,669	15,267	6,767	67,703

(*)	Includes the impact from change of financial guarantee liability.

ii)	Provisions for unused loan commitments

	For the year ended December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	30,376	22,056	—	52,432
Transfer to 12-month expected credit loss	3,986	(3,986)	—	—
Transfer to expected credit loss for the entire period	(703)	703	—	—
Transfer to credit-impaired financial assets	(45)	(44)	89	—
Net provision (reversal) of unused amount	826	1,839	(89)	2,576
Other increase (decrease)	69	—	—	69

Ending balance	34,509	20,568	—	55,077

	For the year ended December 31, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	32,912	32,110	—	65,022
Transfer to 12-month expected credit loss	2,013	(2,013)	—	—
Transfer to expected credit loss for the entire period	(661)	661	—	—
Transfer to credit-impaired financial assets	(32)	(61)	93	—
Net reversal of unused amount	(3,987)	(8,641)	(93)	(12,721)
Other increase (decrease)	131	—	—	131

Ending balance	30,376	22,056	—	52,432

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022	For the year ended December 31, 2021
Beginning balance	74,193	62,618
Provisions provided	2,605	1,083
Provisions used	(6,705)	(4,748)
Amortization	706	329
Increase in restoration costs and others	4,403	14,911

Ending balance	75,202	74,193

(*)

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased premises as of end of reporting period discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for the preceding year in order to estimate future recovery cost.

(4)	Changes in other obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022	For the year ended December 31, 2021
	Other provisions	Other provisions
Beginning balance	300,492	216,456
Provisions provided	24,538	81,383
Provisions used and others	(8,110)	(9,199)
Reversal of unused amount (*)	(53,796)	(105)
Foreign currencies translation adjustments	(622)	11,957

Ending balance	262,502	300,492

(*)

The Group provided Korean won settlement services for trading transaction settlement between Korea and Iran, investigated by U.S. prosecutors (federal prosecutors, New York state prosecutors) and New York State Department of Financial Services for violations of U.S. sanctions against Iran, Sudan, Syria and Cuba. In this regard, the Office of Foreign Assets Control concluded its investigation in December 2020 without taking any additional sanctions, and New York State Department of Financial Services concluded its investigation in February 2022 without taking any additional sanctions. Meanwhile, in June 2022, the Group reversed the provision related to the investigation of the U.S. Prosecutors, which have not been completed yet, in consideration of the opinion of an independent legal expert that the probability of sanctions by the U.S. Prosecutors in this case is low.

(5)	Others

1)

The Group recognized the provision of the estimated compensation and penalty amounts related to the incomplete selling of the Derivative Linked Fund (DLF), which occurred in 2019, expected to be imposed by the Financial Services Commission as the best estimate for the expenditure required to meet its obligations at the end of the reporting period.

2)

The Group recognized provisions for estimated compensation amounts related to the prepayment arising from the delay in the redemption of funds in 2020 by Lime Asset Management and the dispute settlement by the Financial Supervisory Service as the best estimate of the expenditure. As of December 31, 2022, the provision for the case is 122.1 billion Won.

3)

The Group resolved advance payment for the delay in the redemption of funds by Platform Asia Fund and others, and this was a resolution by the Board of Directors on October 22, 2021. Provisions for estimated compensation amounts related to expected customer loss was recognized as the best estimate of the expenditure. As of December 31, 2022, the revenue for Platform Asia, Heritage DLS, and Gen2 Partners DLS are 85 billion Won, 22.3 billion Won, and 90.2 billion Won respectively, and provision is 35.7 billion Won, 22.3 billion Won, and 12.6 billion Won respectively.

24.	NET DEFINED BENEFIT LIABILITY(ASSET)

The characteristics of the Group’s defined benefit retirement pension plans are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using actuarial assumption that is considered to be the most reasonable estimate of future cash flows (the projected unit method, which takes account of projected earnings increases).

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the discount rate.

Decrease in profitability of blue chip bonds	A decrease in profitability of blue chip bonds will be partially offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Most defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability(asset) are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Present value of defined benefit obligations	1,188,957	1,414,378
Fair value of plan assets	(1,474,309)	(1,424,725)

Net defined benefit liability(asset)	(285,352)	(10,347)

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2022	For the year ended December 31, 2021
	Beginning balance	1,414,378	1,418,005
	Current service cost	139,356	150,599
	Interest cost	42,216	35,087
Remeasurements	Financial assumptions	(318,068)	(82,213)
	Experience adjustments	(9,685)	(13,428)
	Foreign currencies translation adjustments	(69)	165
	Retirement benefit paid	(80,245)	(93,943)
	Effect of moving in and out of associates	974	727
	Others	100	(621)

	Ending balance	1,188,957	1,414,378

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022	For the year ended December 31, 2021
Beginning balance	1,424,725	1,414,926
Interest income	44,631	36,961
Remeasurements	(15,844)	(13,323)
Employer’s contributions	100,000	75,000
Retirement benefit paid	(76,598)	(89,093)
Effect of moving in and out of associates	(296)	2,549
Other	(2,309)	(2,295)

Ending balance	1,474,309	1,424,725

(4)

Plan assets wholly consist of time deposits as of December 31, 2022 and 2021. Among plan assets, realized returns on plan assets amount to 28,787 million Won and 23,638 million Won for the years ended December 31, 2022 and 2021, respectively.

Meanwhile, the contribution expected to be paid in the current accounting year amounts to 103,359 million Won.

(5)	Amounts related to the defined benefit plan that are recognized in the consolidated statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022	For the year ended December 31, 2021
Current service cost	139,356	150,599
Net interest income	(2,415)	(1,874)

Cost recognized in net income	136,941	148,725

Remeasurements	(311,909)	(82,318)

Cost recognized in total comprehensive income	(174,968)	66,407

Retirement benefits related to defined contribution plans recognized as expenses are 2,112 million Won and 2,290 million Won for the years ended December 31, 2022 and 2021, respectively.

(6)	Key actuarial assumptions used in defined benefit liability measurement are as follows:

	December 31, 2022	December 31, 2021
Discount rate	5.35%	3.01%
Future wage growth rate	5.45%	5.46%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

The weighted average maturity of defined benefit liability is 10.11 years.

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		December 31, 2022(*)	December 31, 2021(*)
Discount rate	Increase by 1% point	(105,500)	(143,753)
	Decrease by 1% point	121,886	169,151
Future wage growth rate	Increase by 1% point	125,653	168,078
	Decrease by 1% point	(112,637)	(145,570)

(*)

Although the above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant; in practice, more than one assumption are correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized in the statement of financial position.

(8)	The details of the maturity of the defined benefit obligation as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Within 1 year	27,334	25,390
After 1 year but within 2 years	29,474	30,498
After 2 years but within 5 years	264,718	218,347
After 5 years but within 10 years	504,582	520,271
After 10 years	1,303,544	1,223,136

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Other financial liabilities:
Accounts payable	5,343,227	6,608,940
Accrued expenses	2,960,084	1,833,209
Borrowings from trust accounts	3,475,118	3,107,456
Agency business revenue	213,844	433,040
Foreign exchange payables	822,446	782,176
Domestic exchange payables	4,615,475	6,703,676
Lease liabilities	271,868	294,626
Other miscellaneous financial liabilities	2,658,688	2,855,047
Present value discount	(1,731)	(1,366)

Sub-total	20,359,019	22,616,804

Other liabilities:
Unearned income	89,449	60,816
Other miscellaneous liabilities	146,809	105,434

Sub-total	236,258	166,250

Total	20,595,277	22,783,054

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2021
	Nominal amount	Assets		Liabilities
		For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Forwards	9,311	—	—	—	—
Futures	2,620,000	—	249,356	—	—
Swaps	136,690,518	—	440,540	193,831	487,258
Purchase options	170,000	—	9,308	—	—
Written options	310,000	—	—	—	16,752
Currency:
Forwards	90,119,960	—	3,081,638	—	1,363,423
Swaps	96,627,189	—	3,105,901	—	5,532,774
Purchase options	487,852	—	23,182	—	—
Written options	570,982	—	—	—	7,929
Equity:
Forwards	183	—	100	—	—
Futures	958,589	—	—	—	—
Swaps	568,835	—	90,237	—	673
Purchase options	29,801,478	—	1,204,475	—	—
Written options	29,874,836	—	—	—	1,544,107

Total	388,809,733	—	8,204,737	193,831	8,952,916

	December 31, 2021
	Nominal amount	Assets		Liabilities
		For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Forwards	8,700	—	—	—	—
Futures	340,000	—	16,434	—	—
Swaps	134,326,189	95,103	136,242	20,287	309,838
Purchase options	170,000	—	3,959	—	—
Written options	340,000	—	—	—	8,552
Currency:
Forwards	114,036,151	—	2,466,662	—	995,071
Swaps	100,584,084	—	1,444,634	—	2,357,492
Purchase options	1,079,610	—	10,968	—	—
Written options	1,686,787	—	—	—	8,952
Equity:
Forwards	233	—	64	—	—
Futures	337,916	—	—	—	—
Swaps	642,963	—	27,031	—	3,784
Purchase options	17,503,553	—	696,963	—	—
Written options	19,106,573	—	—	—	900,978

Total	390,162,759	95,103	4,802,957	20,287	4,584,667

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 20), and derivatives held for hedging are presented as derivative assets and derivative liabilities in the consolidated statements of financial position.

(2)	Overview of the Group’s hedge accounting

The hedging relationships that the Group applies fair value hedge accounting is affected by interest rate, which is related to Interest Rate Benchmark Reform. The interest rates to which the hedging relationships are exposed are USD 3M LIBOR, Compounding SOFR, AUD 3M BBSW, CD 3M. The nominal amounts of hedging instruments related to USD 3M LIBOR, Compounding SOFR, AUD 3M BBSW, CD 3M are USD 1,850,000,000, USD 525,000,000 AUD 150,000,000, KRW 150,000 million won, respectively. The Group pays close attention to discussions in the market and industry regarding the applicable alternative benchmark interest rates for the exposed interest rate. The Group judges related uncertainty is expected to be no longer present when the exposed interest rates are replaced by the applicable benchmark interest rates.

1)	Fair value hedge

As of December 31, 2022, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 2,928,127 million Won, and Korean Won denominated loans amounting to 148,856 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

According to the interest rate swap contract, an amount computed by multiplying the difference between the fixed and variable interest rate to the predetermined nominal amount will be exchanged. As a result, the fixed interest rate condition in the foreign currency denominated debentures will practically be converted into variable interest rate, thereby eliminating the risk of fair value fluctuation. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value to the face value of the hedging instrument.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, price margin set by counterparty of hedging instrument, and unilateral change in credit risk of any party of hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Group expects the value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is USD Libor 3M, AUD BBSW 3M, Compounding SOFR or CD 3M plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

2)	Hedges of net investment

The foreign currency exposures are made from the Group’s net investments in Woori America Bank, Woori Bank(Cambodia) PLC. and Woori Global Markets Asia Limited, which use USD as functional currency. The risk arises from fluctuation in the spot exchange rate between USD and KRW. This may change the net investment amount.

The risk hedged from of net investment is the weakness of KRW against USD, which could reduce Group’s carrying amount of net investment in Woori America Bank, Woori Bank(Cambodia) PLC. and Woori Global Markets Asia Limited.

Part of the Group’s net investments in Woori America bank, Woori Bank(Cambodia) PLC. And Woori Global Markets Asia Limited are hedged with foreign currency bonds denominated in USD (Carrying amount as of December 31, 2022 : 864,390,437 USD) and mitigated the exchange risk arising from the subsidiary’s net assets. The loan has been designated as a hedging instrument for the value change of net investments, which arises from fluctuation in the spot exchange rate between USD and KRW.

To evaluate the effectiveness of the hedge, the Group determines the economic relationship between the hedging instrument and hedged item by comparing(offsetting) changes in the amount of foreign investments due to spot exchange rate fluctuation and in the carrying amount of the liabilities due to spot exchange rate fluctuation. The Group’s policy is to hedge the net investment amount only within the principal range of the liabilities.

(3)	The nominal amounts of the hedging instrument as of December 31, 2022 and 2021 are as follows (Unit: USD, AUD, EUR):

	December 31, 2022
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	—	2,075,000,000	300,000,000	2,375,000,000
Interest rate swap (AUD)	150,000,000	—	—	150,000,000
Interest rate swap (KRW)	150,000	—	—	150,000
Hedges of net investment
Foreign exchange risk
Foreign currency denominated debentures (USD)	272,390,437	592,000,000	—	864,390,437

	December 31, 2021
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	—	1,550,000,000	300,000,000	1,850,000,000
Interest rate swap (AUD)	—	150,000,000	—	150,000,000
Interest rate swap (EUR)	—	26,591,163	—	26,591,163

(4)	The average interest rate and average currency rate of the hedging instrument as of December 31, 2022 and 2021 are as follows:

December 31, 2022
Average interest rate and average currency rate
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	Fixed 3.62% receipt and Libor 3M+1.45% floating paid
Interest rate swaps (USD)	Fixed 2.05% receipt and C.SOFR+0.65% floating paid
Interest rate swaps (AUD)	Fixed 0.84% receipt and BBSW 3M+0.72% floating paid
Interest rate swaps (KRW)	Fixed 3.13% receipt and CD 3M floating paid
Hedges of net investment
Interest rate risk
Foreign currency denominated debentures(KRW/USD)	1,334.37

December 31, 2021
Average interest rate and average currency rate
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	Fixed 3.62% receipt and Libor 3M+1.45% floating paid
Interest rate swaps (AUD)	Fixed 0.84% receipt and BBSW 3M+0.72% floating paid
Interest rate swaps (EUR)	EURIBOR 3M+0.09% receipt and fixed EUR 1.5% paid

(5)	Fair value hedge

1)	The amounts related to items designated as hedging instruments as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions, USD, AUD, EUR):

	December 31, 2022
	Nominal amounts of the hedging instrument		Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
			Assets	Liabilities
Fair value hedge
Interest rate risk	USD	2,375,000,000	—	193,841	Derivative assets (designated for hedging)	(247,765)
Interest rate swaps	AUD	150,000,000			Derivative liabilities (designated for hedging)
		150,000

	December 31, 2021
	Nominal amounts of the hedging instrument		Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
			Assets	Liabilities
Fair value hedge
Interest rate risk	USD	1,850,000,000	95,086	20,287	Derivative assets (designated for hedging)	(83,821)
Interest rate swaps	AUD	150,000,000			Derivative liabilities (designated for hedging)
Interest rate swaps	EUR	26,591,163	17	—	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	17

2)	Details of carrying amount to hedge and amount due to hedge accounting as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Carrying amounts of the hedging item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	2,928,127	—	(199,804)	Debentures	256,767
Borrowings in foreign currency	—	148,856	—	—	Debentures	1,144

	December 31, 2021
	Carrying amounts of the hedging item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	2,366,724	—	53,160	Debentures	100,343
Borrowings in foreign currency	—	35,694	—	—	Borrowings in foreign currency	(17)

3)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2022
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	10,146	Other net operating income (expense)

		For the year ended December 31, 2021
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	16,522	Other net operating income (expense)

(6)	Hedges of net investments in foreign operations

1)	The amounts related to items designated as hedges of net investments in foreign operations instruments as of December 31, 2022 are as follows (Unit: Korean Won in millions, USD, AUD, EUR):

	December 31, 2022
	Nominal amounts of the hedging instrument		Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
			Assets	Liabilities
Hedges of net investment in foreign operations
Currency risk
Debentures in foreign currency	USD	864,390,437	—	1,095,442	Debentures in foreign currency	(28,553)

2)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean Won in millions):

	December 31, 2022
	Changing in fair value used for calculating hedge ineffectiveness	Balance of foreign currency translation reserve in hedge accounting
Hedges of net investment in foreign operations
Currency risk
Net assets in foreign operations	28,553	(20,701)

3)	Amounts recognized in other comprehensive income and profit or loss due to the ineffective portion of fair value hedges are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Hedges recognized in other comprehensive income	Hedges recognized in profit or loss	Items recognizing hedge ineffectiveness
Hedges of net investment in foreign operations
Currency risk	(20,701)	—	—

No amount was reclassified from reserve of hedges of net investment in foreign operations to profit or loss.

27.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022	For the year ended December 31, 2021
Beginning balance	29,111	6,939
New transactions	21,656	49,523
Amounts recognized in profits or losses	(32,803)	(27,351)

Ending balance	17,964	29,111

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded at the transaction price, even though there are differences noted between the transaction price and the fair value price produced by the valuation techniques at the time of acquisition. And the difference between fair value and transaction price is deferred and amortized to maturity and reflected in profit or loss. The table above presents the difference yet to be realized as profit or losses.

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of authorized shares and others are as follows:

	December 31, 2022	December 31, 2021
Shares of common stock authorized	5,000,000,000 Shares	5,000,000,000 Shares
Par value per share	5,000 Won	5,000 Won
Shares of common stock issued	716,000,000 Shares	716,000,000 Shares
Capital stock	3,581,392 million Won	3,581,392 million Won

(2)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Capital in excess of par value	1,068,420	1,068,420
Other capital surplus	27,774	27,774

Total	1,096,194	1,096,194

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity date	Interest rate (%)	December 31, 2022	December 31, 2021
Securities in local currency	April 25, 2013	April 25, 2043	4.4	500,000	500,000
	November 13, 2013	November 13, 2043	5.7	200,000	200,000
	June 3, 2015	June 3, 2045	4.4	240,000	240,000
	July 26, 2018	—	4.4	400,000	400,000
	September 21, 2022	—	5.2	320,000	—
	September 21, 2022	—	5.5	30,000	—
Securities in foreign currencies	May 16, 2017	—	5.3	—	562,700
	October 4, 2019	—	4.3	662,035	662,035
Issuance cost				(7,219)	(9,569)

Total				2,344,816	2,555,166

The hybrid securities mentioned above are either without a maturity date or its maturity can be extended indefinitely at the maturity date without changing terms, and early redemption may be made after 5, 7 or 10 years from the issuance date (Issuer Call). In addition, interest payments can be deferred at the Group’s discretion.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Accumulated other comprehensive income:
Net gain (loss) on valuation of financial assets at FVTOCI	(674,205)	(185,997)
Gain (loss) on evaluation of investment stocks by equity method	655	(231)
Gain (loss) on foreign currency translation of foreign operations	(9,696)	(61,077)
Gain (loss) on evaluation of hedges of net investment in foreign operations	(20,701)	—
Remeasurement gain (loss) related to defined benefit plan	48,724	(178,099)
Equity related to non-current assets held for sale	—	279

Sub-total	(655,223)	(425,125)

Other capital adjustments	(1,669,098)	(1,635,972)

Total	(2,324,321)	(2,061,097)

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect (*)	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(185,997)	(682,400)	29,567	164,625	(674,205)
Gain (loss) on evaluation of investment stocks by equity method	(231)	6,888	—	(6,002)	655
Gain (loss) on foreign currency translation of foreign operations	(61,077)	51,222	—	159	(9,696)
Gain (loss) on evaluation of hedges of net investment in foreign operations	—	(28,553)	—	7,852	(20,701)
Remeasurement gain (loss) related to defined benefit plan	(178,099)	311,909	—	(85,086)	48,724
Equity related to non-current asset held for sale	279	(385)	—	106	—

Total	(425,125)	(341,319)	29,567	81,654	(655,223)

(*)	Net gain (loss) on valuation of financial assets at FVTOCI includes 10,472 million Won which was transferred to retained earnings due to disposal of equity securities.

	For the year ended December 31, 2021
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect (*)	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(32,655)	(156,238)	(51,629)	54,525	(185,997)
Gain (loss) on evaluation of investment stocks by equity method	(2,802)	4,082	—	(1,511)	(231)
Gain (loss) on foreign currency translation of foreign operations	(299,407)	244,931	—	(6,601)	(61,077)
Remeasurement gain (loss) related to defined benefit plan	(237,587)	82,318	—	(22,830)	(178,099)
Equity related to non-current asset held for sale	1,226	(1,306)	—	359	279

Total	(571,225)	173,787	(51,629)	23,942	(425,125)

(*)

Net gain (loss) on valuation of financial assets at FVTOCI and gain (loss) on evaluation of investment stocks accounted for using the equity method include 2,221 million Won and 946 million Won, respectively, transferred to retained earnings due to disposal of equity securities and investment in associates.

31.	RETAINED EARNINGS

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		December 31, 2022	December 31, 2021
Legal reserve	Earned surplus reserve	2,566,754	2,350,754
	Other legal reserve	33,239	33,278

	Sub-total	2,599,993	2,384,032

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	8,576,104	8,576,105
	Regulatory reserve for credit loss	2,443,576	2,126,017
	Revaluation reserve	709,137	709,223

	Sub-total	11,972,217	11,654,745

Retained earnings before appropriation		6,375,958	5,344,452

Total		20,948,168	19,383,229

1)	Earned surplus reserve

In accordance with the Article 40, Banking Act, earned surplus reserve is appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

2)	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, India and Bangladesh according to the banking laws of Japan, India and Bangladesh, and may be used to offset any deficit incurred in those branches.

3)	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Group was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

4)	Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least 10 percent of net income after accumulated deficit for financial structure improvement, until tangible common equity ratio equals 5.5 percent. This reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. The reserve and appropriation are an autonomous judgment matter of the Group since 2015.

5)	Additional reserve

Additional reserve is a voluntary reserve to retain earnings for capital adequacy and soundness of the Group’s operation.

6)	Regulatory reserve for credit loss

In accordance with paragraph 1 and 2 of Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under Korean IFRS for the accounting purpose are lower than provisions for credit loss under RSBB, the Group is prohibited to provide dividends with the regulatory reserve.

7)	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the Board of Directors to be recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting Korean IFRS.

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Paragraph 1 and 2 of Article 29 of the Regulation on Supervision of Banking Business,

the Group calculates and discloses the regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Regulatory reserve for credit loss	2,443,576	2,126,017
Planned provision of regulatory reserve (reversal) for credit loss	(135,602)	317,559

Ending balance	2,307,974	2,443,576

(2)

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	For the years ended December 31
	2022	2021
Net income	2,903,409	2,385,106
Required provision(reversal of) for regulatory reserve for credit loss	(135,602)	317,559
Adjusted net income after the provision of regulatory reserve	3,039,011	2,067,547
Adjusted EPS after the provision of regulatory reserve (Unit: Korean Won)(*)	4,085	2,685

(*)

For the years ended December 31, 2022 and 2021, it was calculated by deducting 113,995 million Won and 144,923 million Won, respectively, of dividends on hybrid securities from adjusted net income after the provision of regulatory reserve.

33.	DIVIDENDS

Dividends for the years ended December 31, 2022 and 2021 are 1,917 Won and 1,642Won per share, respectively, and the total amount of dividends approved are 1,372,575 million Won and 1,175,672 million Won, respectively. Dividends as of December 31, 2022 will be proposed at the regular shareholders’ meeting scheduled on March 24, 2023.

34.	NET INTEREST INCOME

(1)	Interest income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Financial assets at FVTPL	63,515	22,319
Financial assets at FVTOCI	632,615	381,814
Securities at amortized cost	515,246	324,920
Loans and other financial assets at amortized cost:
Interest on due from banks	219,063	41,705
Interest on loans	11,291,027	7,651,609
Interest of other receivables	20,938	11,660

Sub-total	11,531,028	7,704,974

Total	12,742,404	8,434,027

(2)	Interest expense recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Interest on deposits due to customers	4,036,407	1,854,196
Interest on borrowings	469,310	196,584
Interest on debentures	632,488	415,122
Interest on lease liabilities	6,178	6,562
Other interest expense	180,297	39,543

Total	5,324,680	2,512,007

35.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Fees and commission received for brokerage	289,265	286,319
Fees and commission received related to credit	154,868	167,884
Fees and commission received for electronic finance	131,795	132,559
Fees and commission received on foreign exchange handling	56,812	56,210
Fees and commission received on foreign exchange	96,663	73,894
Fees and commission received for guarantee	85,340	76,428
Fees and commission received on credit card	2,071	1,771
Fees and commission received on securities business	40,811	59,499
Fees and commission from trust management	144,756	128,988
Other fees	149,593	135,482

Total	1,151,974	1,119,034

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Fees and commissions paid	220,674	183,320
Credit card commission	734	487
Brokerage commission	26	32
Others	3,426	2,805

Total	224,860	186,644

36.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Dividend income related to financial assets at FVTPL
Dividends on stock	14,895	103,846
Dividends on equity capital	19,221	76,883
Dividends on mutual funds	96,180	80,589

Sub-total	130,296	261,318
Dividend income related to financial assets at FVTOCI
Dividends on stock	20,669	21,654
Dividends on equity capital	148	285

Sub-total	20,817	21,939

Total	151,113	283,257

(2)	Details of dividends related to financial assets at FVTOCI for the years ended December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Dividend income recognized from assets held Equity securities	20,817	21,939

37.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FVTPL

(1)	Details of net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Gain on financial instruments at fair value through profit or loss mandatorily measured at fair value	214,666	254,099
Gain on financial instruments designated at fair value through profit or loss upon initial recognition	—	102

Total	214,666	254,201

(2)	Details of net gain or loss on financial instruments at FVTPL mandatorily measured at fair value are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2022	2021
Financial assets at FVTPL	Securities	Gain on transactions and valuation	243,715	199,304
		Loss on transactions and valuation	(476,751)	(169,756)

		Sub-total	(233,036)	29,548

	Loans	Gain on transactions and valuation	11,346	1,116
		Loss on transactions and valuation	—	(1)

		Sub-total	11,346	1,115

	Other financial assets	Gain on transactions and valuation	7,666	3,828
		Loss on transactions and valuation	(7,396)	(3,360)

		Sub-total	270	468

Sub-total			(221,420)	31,131

Derivatives (for trading)	Interest rate derivatives	Gain on transactions and valuation	5,191,619	1,985,694
		Loss on transactions and valuation	(3,612,074)	(1,724,245)

		Sub-total	1,579,545	261,449

	Currency derivatives	Gain on transactions and valuation	14,593,539	9,683,429
		Loss on transactions and valuation	(15,723,544)	(9,728,570)

		Sub-total	(1,130,005)	(45,141)

	Equity derivatives	Gain on transactions and valuation	2,836,844	1,754,671
		Loss on transactions and valuation	(2,850,334)	(1,744,294)

		Sub-total	(13,490)	10,377

	Other derivatives	Gain on transactions and valuation	49	64

		Loss on transactions and valuation	(13)	(3,781)

		Sub-total	36	(3,717)
Sub-total			436,086	222,968

Total			214,666	254,099

(3)	Details of net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Gain (loss) on equity-linked securities
Gain(loss) on disposal of equity-linked securities	—	102

Total	—	102

38.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI

Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Loss on redemption of securities	(7)	(24)
Gain(loss) on disposal of securities	(21,491)	32,648

Total	(21,498)	32,624

39.	REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of (provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Reversal of (provision for) Impairment loss due to credit loss on financial assets measured at FVTOCI	827	(4,909)
Provision for impairment loss due to credit loss on securities at amortized cost	(3,151)	(664)
Provision for impairment loss due to credit loss on loan and other financial assets at amortized cost	(446,302)	(214,624)
Reversal of (provision for) provision on guarantee	(7,611)	10,701
Provision for unused loan commitment	(2,575)	12,721

Total	(458,812)	(196,775)

40.	GENERAL ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2022	2021
Employee benefits	Short-term employee benefits	Salaries Employee benefits	1,604,396 499,501	1,437,772 470,511
	Share-based payments		7,475	14,147
	Retirement benefit service costs		139,053	151,015
	Termination		154,697	171,316

	Sub-total		2,405,122	2,244,761

Depreciation and amortization			435,189	450,020

Other general and administrative expenses	Rent		55,218	59,736
	Taxes and public dues		126,477	107,714
	Service charges		219,178	216,655
	Computer and IT related		282,564	264,888
	Telephone and communication		51,524	47,324
	Operating promotion		40,424	34,123
	Advertising		148,859	94,209
	Printing		6,414	5,911
	Traveling		7,763	5,704
	Supplies		6,388	5,821
	Insurance premium		19,021	9,243
	Reimbursement		7,714	8,536
	Maintenance		19,013	17,585
	Water, light and heating		15,528	13,968
	Vehicle maintenance		12,280	9,667
	Others		55,996	10,850

	Sub-total		1,074,361	911,934

Total			3,914,672	3,606,715

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Gain on transactions of foreign exchange	1,377,629	551,906
Gain related to derivatives (Hedging purpose)	1,288	—
Gains on fair value hedged items	257,910	106,253
Others	35,411	42,833

Total	1,672,238	700,992

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Losses on transactions of foreign exchange	1,072,933	363,215
KDIC deposit insurance premium	411,833	395,982
Contribution to miscellaneous funds	402,057	367,961
Losses related to derivatives (Hedging purpose)	250,267	93,084
Losses on fair value hedged items	—	1,947
Others (*)	102,599	84,827

Total	2,239,689	1,307,016

(*)	‘Others’ for the years ended December 31, 2022 and 2021 includes 14,664 million Won and 13,693 million Won, respectively, of amortization expenses for intangible assets.

(4)	Share-based Payment

Details of performance condition share-based payment granted to executives as of December 31, 2022 and 2021 are as follows.

i)	Performance condition share-based payment

Subject to		Shares granted for the year 2019
Type of payment		Cash-settled
Vesting period		January 1, 2019 ~ December 31, 2022
Date of payment		January 1, 2023
Fair value (Unit: Korean Won) (*1)		12,406
Valuation methods		Black-Scholes Model
Dividend yield		5.05%
Expected maturity		0 year
Number of shares measured as of the closing date (*2),(*3)	As of December 31, 2022	524,746 shares
	As of December 31, 2021	524,746 shares

Subject to		Shares granted for the year 2020
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		January 1, 2024
Fair value (Unit: Korean Won) (*1)		11,796
Valuation method		Black-Scholes Model
Dividend yield		5.05%
Expected maturity		1 years
Number of shares measured as of the closing date (*2),(*3)	As of December 31, 2022	755,073 shares
	As of December 31, 2021	755,073 shares

Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		January 1, 2025
Fair value (Unit: Korean Won) (*1)		11,215
Valuation method		Black-Scholes Model
Dividend yield		5.05%
Expected maturity		2 years
Number of shares measured as of the closing date (*2),(*3)	As of December 31, 2022	865,717 shares
	As of December 31, 2021	865,717 shares

Subject to		Shares granted for the year 2022
Type of payment		Cash-settled
Vesting period		January 1, 2022 ~ December 31, 2025
Date of payment		January 1, 2026
Fair value (Unit: Korean Won) (*1)		10,662
Valuation methods		Black-Scholes Model
Dividend yield		5.05%
Expected maturity		3 years
Number of shares measured as of the closing date (*2),(*3)	As of December 31, 2022	744,943 shares
	As of December 31, 2021	—

(*1)

As of December 31, 2022, the fair value calculated using the Black-Scholes model was used to measure liabilities by reflecting the average dividend rate for the past four years to the stock price of the weighted average of Woori Financial Group’s trading volume for the past week, month and two months.

(*2)

The number of payable stocks is granted at the initial contract date and the payment rate is determined based on the achievement of the pre-determined performance targets. Performance is evaluated as long-term performance indication including relative shareholder return, net income, return on equity (ROE), C/I ratio, non-performing loan ratio and job performance.

(*3)	As of December 31, 2022, the remaining quantity and granted quantity are the same.

ii)

The Group accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring per every closing period. As of December 31, 2022 and 2021, the book value of the liabilities related to the performance condition share-based payments recognized by the Group is 33,068 million Won and 25,593 million Won, respectively.

41.	OTHER NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Gains on valuation of investments in joint ventures and associates	83,440	66,676
Losses on valuation of investments in joint venture and associates	(9,482)	(6,626)

Total	73,958	60,050

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Non-operating income	163,881	192,230
Non-operating expenses	(158,318)	(149,689)

Total	5,563	42,541

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Rental fee income	36,098	27,369
Gain on disposal of assets held for sale	6	70,120
Gains on disposal of premises and equipment, intangible assets and other assets	25,759	1,815
Gains on disposal of assets held for sale	28,525	48,430
Others(*)	73,493	44,496

Total	163,881	192,230

(*)	‘Others’ for the year ended December 31, 2022 include 46,536 million Won of other special gain related to other provisions.

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Depreciation on investment properties	6,483	5,325
Interest expenses of refundable deposits	997	708
Loss on disposal of investments in associates	116	—
Losses on disposal of premises and equipment, intangible assets and other assets	2,875	2,398
Impairment losses of premises and equipment, intangible assets and other assets	144	276
Donation	42,435	36,400
Others(*)	105,268	104,582

Total	158,318	149,689

(*)

‘Others’ for the year ended December 31, 2022 include 63,354 million Won of other special loss related to embezzlement incidents and 18,458 million Won of other special loss related to other provisions. ‘Others’ for the year ended December 31, 2021 include 75,921 million Won of other special loss related to other provisions.

42.	INCOME TAX EXPENSE

(1)	Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022	For the year ended December 31, 2021
Current tax expense
Current tax expense in respect of the current year	1,131,459	738,952
Adjustments recognized in the current period in relation to the current tax of prior periods	(13,003)	(1,942)
Deferred tax charged directly to equity	7,852	—

Sub-total	1,126,308	737,010

Deferred tax expense
Changes in deferred tax assets(liabilities) relating to the temporary differences	(240,812)	29,225
Current tax charged to equity and others directly:	73,803	23,942

Sub-total	(167,009)	53,167

Income tax expense	959,299	790,177

(2)	Income tax expense reconciled to net income before income tax expense is as follows (Unit: Korean Won in millions) :

	For the year ended December 31, 2022	For the year ended December 31, 2021
Net income before income tax expense	3,862,708	3,175,283
Tax calculated at statutory tax rate (*)	1,022,243	844,681
Adjustments
Effect of income that is exempt from taxation	(63,839)	(46,617)
Effect of expense not deductible in determining taxable profit	22,250	16,050
Adjustments recognized in the current period in relation to the current tax of prior periods	(13,003)	(1,942)
Effect of income tax expense that is resulting from consolidation	(35,482)	(34,587)
Others	27,130	12,592

Sub-total	(62,944)	(54,504)

Income tax expense	959,299	790,177

Effective tax rate	24.8%	24.9%

(*)

The applicable income tax rate; 1) 11% for below 200 million Won, 2) 22% for above 200 million Won and below 20 billion Won, 3) 24.2% for above 20 billion Won and below 300 billion Won, 4) 27.5% for above 300 billion Won.

(3)	Changes in cumulative temporary differences for the years ended December 31, 2022 and 2021, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
	Beginning balance	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending Balance
Gain on financial assets	282,317	62,459	156,387	501,163
Gain(loss) on valuation using the equity method of accounting	17,422	(871)	5,896	22,447
Loss on valuation of derivatives	(149,001)	177,339	—	28,338
Accrued income	(79,519)	(8,153)	—	(87,672)
Provision for loan losses	(52,807)	6,890	—	(45,917)
Loan and receivables written off	4,565	(166)	—	4,399
Loan origination costs and fees	(156,730)	25,801	—	(130,929)
Defined benefit liability	397,954	10,357	(85,086)	323,225
Deposits with employee retirement insurance trust	(395,249)	(15,514)	—	(410,763)
Provision for guarantee	5,725	1,871	—	7,596
Other provision	78,322	(12,879)	—	65,443
Others	(167,435)	(80,125)	(3,394)	(250,954)

Net deferred tax assets (liabilities)s	(214,436)	167,009	73,803	26,376

	For the year ended December 31, 2021
	Beginning balance	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending Balance
Gain (loss) on financial assets	285,811	(58,019)	54,525	282,317
Gain(loss) on valuation using the equity method of accounting	34,981	(16,408)	(1,151)	17,422
Gain (loss) on valuation of derivatives	(146,137)	(2,864)	—	(149,001)
Accrued income	(60,390)	(19,129)	—	(79,519)
Provision for loan losses	(53,230)	423	—	(52,807)
Loan and receivables written off	4,565	—	—	4,565
Loan origination costs and fees	(145,459)	(11,271)	—	(156,730)
Defined benefit liability	394,166	26,618	(22,830)	397,954
Deposits with employee retirement insurance trust	(391,461)	(3,788)	—	(395,249)
Provision for guarantee	6,133	(408)	—	5,725
Other provision	64,004	14,318	—	78,322
Others	(178,194)	17,361	(6,602)	(167,435)

Net deferred tax assets (liabilities)	(185,211)	(53,167)	23,942	(214,436)

(4)	Unrealizable temporary differences are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Deductible temporary differences	319,962	258,693
Taxable temporary differences	(981,217)	(108,055)

Total	(661,255)	150,638

No deferred income tax asset has been recognized for the deductible temporary difference of 319,962 million Won associated with investments in subsidiaries and associates as of December 31, 2022, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax liability has been recognized for the taxable temporary difference of 981,217 million Won associated with investment in subsidiaries and associates as of December 31, 2022, due to the following reasons:

- The Group is able to control the timing of the reversal of the temporary difference.

- It is probable that the temporary difference will not be reversed in the foreseeable future.

(5)	Details of accumulated deferred tax charged directly to other equity are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Net gain on valuation of financial assets at FVTOCI	232,645	68,019
Share of other comprehensive loss of and associates	(6,082)	(186)
Gain on foreign currency translation of foreign operations	4,837	4,678
Gain on valuation of hedges of net investments in foreign operations	7,852	—
Remeasurements of the net defined benefit liability	(18,435)	66,650

Total	220,817	139,161

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions)

	December 31, 2022	December 31, 2021
Current tax assets	38,913	22,491
Current tax liabilities	716,936	484,984

43.	EARNINGS PER SHARE (“EPS”)

(1)	Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	For the years ended December 31
	2022	2021
Net income for the period attributable to common shareholders	2,892,165	2,375,525
Dividends to hybrid securities	(113,995)	(144,923)
Net income attributable to common shareholders	2,778,170	2,230,602
Weighted average number of common shares outstanding	716	716
Basic EPS (Unit: Korean Won)	3,880	3,115

(2)	The weighted average number of common shares outstanding is as follows:

	For the year ended December 31, 2022
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2022-01-01 ~ 2022-12-31	716,000,000	365	261,340,000,000

Sub-total (①)				261,340,000,000

Weighted average number of common shares outstanding (②=(①/365)				716,000,000

	For the year ended December 31, 2021
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2021-01-01 ~ 2021-12-31	716,000,000	365	261,340,000,000

Sub-total (①)				261,340,000,000

Weighted average number of common shares outstanding (②=(①/365)				716,000,000

Diluted EPS is equal to basic EPS because there is no dilution effect for the years ended December 31, 2022 and 2021.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	December 31, 2022(*)	December 31, 2021(*)
Confirmed guarantees
Guarantee for loans	39,684	38,897
Acceptances	501,921	622,758
Guarantees in acceptances of imported goods	97,920	111,195
Other confirmed guarantees	6,825,448	7,141,110

Sub-total	7,464,973	7,913,960

Unconfirmed guarantees
Local letter of credit	150,075	243,071
Letter of credit	3,014,228	3,186,513
Other unconfirmed guarantees	1,144,498	778,089

Sub-total	4,308,801	4,207,673

Commercial paper purchase commitments and others	125,546	791,729

Total	11,899,320	12,913,362

(*)	Includes financial guarantees of 3,072,827 million Won and 3,885,937 million Won as of December 31, 2022 and 2021, respectively.

(2)	Details of loan commitments and others are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Loan commitments	76,081,523	70,387,647
Other commitments	6,112,770	4,322,265

(3)	Litigation case

Legal cases where the Group is involved are as follows (Unit: Korean Won in millions except for number of cases) :

	December 31, 2022		December 31, 2021
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases(*)	40 cases	164 cases	39 cases	148 cases
Amount of litigation	287,854	335,196	248,036	344,686
Provisions for litigations		16,453		17,422

(*)

The number of cases as of December 31, 2022 and 2021 does not include cases such as loan-related execution or simple extension of loan prescription, litigation where the substantive party is not the Group, or fraudulent lawsuits.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of December 31, 2022 and its assets and liabilities recognized as of December 31, 2022 and 2021 and major transactions with related parties for the years ended December 31, 2022 and 2021 and compensation to key management are as follows:

(1)	Related parties

Related parties
Parent company	Woori Financial Group Inc.

Associates	W Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., Lotte Card Co., Ltd., K BANK Co., Ltd. and others (Dongwoo C & C Co., Ltd. and 34 associates),

Other related parties	Woori Card Co., Ltd. and its subsidiaries, Woori Investment Bank Co., Ltd. and its subsidiaries, Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and its subsidiaries and associates, Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Asset Management Co., Ltd. and its subsidiaries and associates, Woori Global Asset Management Co., Ltd. and its subsidiaries, Woori Asset Trust Co. Ltd., Woori Finance Capital and its subsidiaries and associates, Woori Financial F&I Inc., Woori Savings Bank, Woori G Japan Private Real Estate Investment Trust No. 1, Godo Kaisha Oceanos No. 1,WOORI ZIP 1 and WOORI ZIP 2, JC Assurance Private Equity Fund No. 2, IGEN2022No. 1 Private Equity Fund

(2)	Major assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		A title of account	December 31, 2022	December 31, 2021
Parent	Woori Financial Group Inc.	Other assets	15,917	850
		Deposits due to customers	1,613,361	738,725
		Other liabilities	645,807	425,052
Associates	W Service Networks Co., Ltd.	Deposits due to customers	3,298	2,832
		Other liabilities	8	306
	Korea Credit Bureau Co., Ltd.	Deposits due to customers	4,450	1,557
		Other liabilities	40	—
	Korea Finance Security Co., Ltd.	Loans	3,397	3,397
		Loss allowance	(45)	(6)
		Other liabilities	3	1
		Deposits due to customers	1,764	1,887
	Lotte Card Co., Ltd.	Loans	50,000	3,750
		Loss allowance	(30)	(39)
		Other assets	—	10
		Deposits due to customers	35,986	13,482
		Other liabilities	74	91
	K BANK Co., Ltd.	Other liabilities	108,156	84,935
	Others (*)	Loans	251	—
		Loss allowance	(1)	—
		Deposits due to customers	2,807	1,063
		Other liabilities	1	3
Other Related Parties	Woori Card Co., Ltd. and its subsidiaries	Loans	5,486	4,742
		Loss allowance	(10)	(7)
		Other assets	15,891	12,623

Related party	A title of account	December 31, 2022	December 31, 2021
Woori Card Co., Ltd. and its subsidiaries	Deposits due to customers	59,237	55,209
	Derivative liabilities	42,875	15,810
	Other liabilities	21,653	13,786
Woori Investment Bank Co., Ltd. and its subsidiaries and associates	Other assets	10,124	3,555
	Deposits due to customers	38,237	52,891
	Other liabilities	26,955	20,359
Woori FIS Co., Ltd.	Other assets	121	115
	Deposits due to customers	21,183	17,993
	Other liabilities	21,287	21,318
Woori Private Equity Asset Management Co., Ltd. and its subsidiaries and associates	Deposits due to customers	45,635	1,903
	Other liabilities	320	—
Woori Finance Research Institute Co., Ltd.	Deposits due to customers	1,338	1,268
	Other liabilities	479	515
Woori Credit Information Co., Ltd.	Other assets	5	5
	Deposits due to customers	8,984	14,180
	Other liabilities	10,066	10,427
Woori Fund Service Co., Ltd.	Deposits due to customers	16,395	13,652
	Other liabilities	1,663	1,366
Woori Asset Management Co., Ltd. and its subsidiaries and associates	Deposits due to customers Other liabilities	12,393 167	11,555 —
Woori Global Asset Management Co., Ltd. and its subsidiaries and associates	Deposits due to customers	1,408	659
	Other liabilities	86	30
Woori Asset Trust Co., Ltd.	Deposits due to customers	142,088	47,603
	Other liabilities	408	12
Woori Finance Capital and its subsidiaries and associates	Derivative assets	—	57
	Deposits due to customers	29,392	35,524
	Derivative liabilities	1,453	342
	Other liabilities	166	51
Woori Financial F&I Inc.	Deposits due to customers	12,298	—
Woori G Japan Private Real Estate Investment Trust No.1	Loans	20,459	21,939
	Loss allowance	(8)	—
	Other assets	25	—
	Deposits due to customers	157	181
	Derivative liabilities	2,914	1,528
Woori Savings Bank	Other assets	29	16
Godo Kaisha Oceanos No. 1	Loans	39,814	43,033
	Loss allowance	(32)	(124)
	Other assets	35	—
WOORI ZIP 1	Loans	11,819	12,775
	Other assets	22	—
WOORI ZIP 2	Loans	16,776	18,132

Related party	A title of account	December 31, 2022	December 31, 2021
WOORI ZIP 2	Loss allowance	(1)	—
	Other assets	31	—
JC Assurance Private Equity Partnership No. 2	Deposits due to customers	93	—
Izen 2022 Private Equity Partnership No. 1	Deposits due to customers	722	—

(*)

Others include Partner One Value Up I Private Equity Fund, Woori Growth Partnerships New Technology Private Equity Fund, 2016 KIF-IMM Woori Bank Technology Venture Fund and others as of December 31, 2022 and December 31, 2021.

(3)	Major gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the years ended December 31
Related party		A title of account	2022	2021
Parent company	Woori Financial Group	Fees income	12	13
		Other income	4,376	3,827
		Interest expenses	25,614	4,236
		Fees expenses	1,596	1,306
Associates	W Service Networks Co., Ltd.	Other income	—	30
		Interest expenses	14	7
	Korea Credit Bureau Co., Ltd.	Interest expenses	40	4
	Korea Finance Security Co., Ltd.	Interest income	141	80
		Interest expenses	3	2
		Provision (Reversal) of impairment losses due to credit loss	42	(1)
	Lotte Card Co., Ltd.	Interest income	83	196
		Fees income	7,624	10,248
		Interest expenses	1,902	462
		Provision (Reversal) of impairment losses due to credit loss	(27)	(59)
	Others (*)	Interest expenses	10	17
		Provision of impairment losses	1	—
Other related parties	Woori Card Co., Ltd. and its subsidiaries	Interest income	413	284
		Fees income	106,763	106,194
		Other income	415	524
		Interest expenses	275	81
		Fees expenses	645	488
		Loss on derivatives	27,065	21,132
		Provision (Reversal) of impairment losses due to credit loss	14	20

		For the years ended December 31
Related party	A title of account	2022	2021
Woori Investment Bank Co., Ltd. and its subsidiaries and associates	Interest income	41	128
	Fees income	1,590	1,094
	Other income	15	2,199
	Interest expenses	63	42
	Fee expenses	477	—
	Reversal of impairment losses due to credit loss	11	(15)
Woori FIS Co., Ltd.	Fees income	548	506
	Other income	9,907	9,495
	Interest expenses	1	2
	Other expenses	238,922	221,577
Woori Private Equity Asset Management Co., Ltd. and its subsidiaries and associates	Fees income	11	15
	Interest expenses	325	5
Woori Finance Research Institute Co., Ltd.	Fees income	18	17
	Other income	752	648
	Interest expenses	38	16
Woori Credit Information Co., Ltd.	Fees income	79	85
	Other income	637	546
	Interest expenses	328	238
	Fees expenses	12,735	13,182
Woori Fund Service Co., Ltd.	Fees income	239	230
	Other income	371	255
	Interest expenses	323	130
	Other expenses	—	49
	Fees expenses	302	228
Woori Asset Management Co., Ltd. and its subsidiaries and associates	Fees income	52	47
	Interest expenses	177	35
Woori Global Asset Management Co., Ltd. and its subsidiaries and associates	Fees income	20	17
	Fees expenses	797	812
Woori Asset Trust Ltd.	Fees income	188	159
	Interest expenses	1,480	134
	Fees expenses	4,640	3,959
Woori Finance Capital and its subsidiaries and associates	Interest income	—	1,239
	Fees income	2,867	3,390
	Interest expense	34	54
	Other expenses	1,060	—
	Gain on derivatives	—	1,440
	Loss on derivatives	1,112	1,440
	Provision(Reversal) of impairment losses due to credit loss	(29)	(68)

		For the years ended December 31
Related party	A title of account	2022	2021
Woori Savings Bank	Fees income	1,155	470
Woori Finance F&I	Interest expense	275	—
Godo Kaisha Oceanos No. 1
	Interest income	398	430
	Provision(Reversal) of impairment losses due to credit loss	(92)	(2)
Woori G Japan Private Real Estate Investment Trust No.1	Interest income	286	—
	Provision of impairment losses due to credit loss	2	—
	Loss on derivatives	1,394	402
WOORI ZIP 1	Interest income	130	103
WOORI ZIP 2	Interest income	185	146
Izen 2022 Private Equity Partnership No. 1	Interest expense	1	—

(*)	Others include Woori Growth Partnerships New Technology Private Equity Fund, Partner One Value Up I Private Equity Fund, and others as of December 31, 2022 and 2021.

(4)	Major fund transactions with related parties for the years ended December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2022
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*1)
Associates	Korea Finance Security Co., Ltd	3,397	2,000	2,000	—	3,397
	Lotte Card Co., Ltd.	3,750	50,000	3,750	—	50,000
	Others	251	—	—	—	251
Other related parties	Woori Card Co., Ltd and its subsidiaries	4,742	417	—	327	5,486
	Woori G Japan Private Real Estate Investment Trust No. 1	21,939	—	—	(1,480)	20,459
	Godo Kaisha Oceanos No. 1	43,033	41,467	43,033	(1,653)	39,814
	WOORI ZIP 1	12,775	—	—	(956)	11,819
	WOORI ZIP 2	18,132	—	—	(1,356)	16,776

(*1)	Settlement payment from normal operation among the related parties were excluded, and in case of a limited loan, it was presented as a net increase or decrease.

		For the year ended December 31, 2021
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*1)
Associates	Korea Finance Security Co., Ltd	3,397	—	—	—	3,397
	Lotte Card Co., Ltd.	7,500	—	3,750	—	3,750
Other related parties	Woori Investment Bank Co., Ltd. and its subsidiaries	7,600	10,500	18,100	—	—
	Woori Card Co., Ltd and its subsidiaries	4,352	—	—	390	4,742
	Woori Finance Capital and its subsidiaries	70,000	—	70,000	—	—
	Woori G Japan Private Real Estate Investment Trust No. 1	23,539	—	—	(1,600)	21,939
	Godo Kaisha Oceanos No. 1	44,036	—	—	(1,003)	43,033
	WOORI ZIP 1	—	13,121	—	(346)	12,775
	WOORI ZIP 2	—	18,624	—	(492)	18,132

(*1)	Settlement payment from normal operation among the related parties were excluded, and in case of a limited loan, it was presented as a net increase or decrease.

(5)	Changes in major deposits due to customers with related parties for the years ended December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2022
Related parties		Beginning balance	Borrowings	Repayment and others	Ending balance (*)
Parent company	Woori Financial Group	520,000	3,930,000	2,855,000	1,595,000
Associates	W Service Networks Co., Ltd.	1,180	1,200	1,180	1,200
	Partner One Value Up No.1 Private Equity Fund	329	550	779	100
	Korea Credit Bureau Co., Ltd.	—	3,000	—	3,000
Other related parties	Woori Investment Bank Co., Ltd. and its subsidiaries and affiliates	2,000	—	—	2,000
	Woori Finance Research Institute Co., Ltd.	800	8,900	9,700	—
	Woori Credit Information Co., Ltd.	11,699	2,500	9,500	4,699
	Woori Fund Service Co., Ltd	11,500	14,500	11,500	14,500
	Woori Asset Trust. Ltd	6,000	379,918	289,918	96,000
	Woori Finance F&I	—	270,000	270,000	—
	Woori Private equity	—	42,000	—	42,000
	Woori Asset Management Co., Ltd. and its subsidiaries and associates	—	10,000	—	10,000

(*)	The details of payments made between related parties and the deposits due to customers that can be taken in and out easily are excluded.

		For the year ended December 31, 2021
Related parties		Beginning balance	Borrowings	Repayment and others	Ending balance (*)
Parent company	Woori Financial Group	450,000	2,250,000	2,180,000	520,000
Associates	W Service Networks Co., Ltd.	1,180	1,180	1,180	1,180
	Partner One Value Up I Private Equity Fund	863	637	1,171	329
	Korea Credit Bureau Co., Ltd.	1,000	—	1,000	—
Other related parties	Woori Investment Bank Co., Ltd. and its subsidiaries.	2,000	—	—	2,000
	Woori Finance Research Institute Co., Ltd.	1,500	3,600	4,300	800
	Woori Credit Information Co., Ltd.	14,199	19,500	22,000	11,699
	Woori Fund Service Co., Ltd.	9,300	11,500	9,300	11,500
	Woori Asset Trust Co., Ltd.	34,000	89,367	117,367	6,000

(*)	The details of payments made between related parties and the deposits due to customers that can be taken in and out easily are excluded.

(6)	Major borrowing transactions with related parties for the years ended December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2022
Related parties		Beginning balance	Borrowing	Repayment	Others	Ending balance
Other related parties	Woori Card Co., Ltd. and its subsidiaries	13,051	196,531	188,664	—	20,918

		For the year ended December 31, 2021
Related parties		Beginning balance	Borrowing	Repayment	Others	Ending balance
Other related parties	Woori Card Co., Ltd and its subsidiaries	14,622	183,804	185,375	—	13,051

(7)	The amount of guarantees and unused loan commitments provided by the related parties to the Group as of December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	Warranty	December 31, 2022	December 31, 2021
Woori Card Co., Ltd and its subsidiaries	Loan commitment in local currency	128,964	176,130

(8)	Amount of commitments with the related parties (Unit: Korean Won in millions):

	Warranty	December 31, 2022	December 31, 2021
Woori Card Co., Ltd. and its subsidiaries	Derivative	543,460	337,100
	Unsettled commitment	503,628	500,000
Woori Investment Bank Co., Ltd. and its subsidiaries and associates	Unsettled commitment	150,000	100,000
Woori Finance Capital and its subsidiaries and associates	Derivative	40,000	80,000
	Unsettled commitment	150,000	240,000
Korea Finance Security Co., Ltd	Unsettled commitment	403	603
Lotte Card Co., Ltd.	Unsettled commitment	450,000	500,000
Woori-Q Corporate Restructuring Private Equity Fund	Securities purchase commitment	9,284	8,215
IBK KIP Seongjang Dideemdol No. 1 Private Investment Ltd Partnership	Securities purchase commitment	4,664	4,664
Crevisse Raim Impact No. 1 Startup Venture Specialist Private Equity Fund	Securities purchase commitment	325	425
Woori G Woori Bank Partners Private Placement Investment Trust No. 1	Securities purchase commitment	349,177	457,558
Woori G Private Placement Investment Trust No. 1	Securities purchase commitment	251,940	301,504
JC Assurance Private Equity Fund No. 2	Securities purchase commitment	859	859
Woori Seoul Expressway Private Placement Investment Trust No. 1	Securities purchase commitment	37,146	39,458
Woori G Japan Private Real Estate Investment Trust No. 1	Derivatives	16,644	18,633
WooriG GP Commitment Loan Private Placement Investment Trust No. 1	Securities purchase commitment	6,274	10,120
Woori G Equity Bridge Loan Private Placement Investment Trust No. 1	Securities purchase commitment	39,000	46,800
Woori G Woori Bank Partners Private Placement Investment Trust No. 2	Securities purchase commitment	626,215	108,033
Woori G GP Commitment Loan Private Placement Investment Trust No. 2	Securities purchase commitment	9,560	—
STASSETS FUND III	Securities purchase commitment	13,500
WooriG Equity Investment General Type Private Investment Trust No.1	Securities purchase commitment	456	—
Woori G Senior Loan Private Placement Investment Trust No. 2	Securities purchase commitment	180,000	—
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	Securities purchase commitment	990,000	—
WooriG Global Mid-market Secondaries Private Placement Investment Trust No. 1	Securities purchase commitment	12,105	—
Woori G Renewable New Deal Private Placement Investment Trust No.1	Securities purchase commitment	35,025	—
WooriG Private Investment Trust No. 5	Securities purchase commitment	117,223	—
Woori G Infrastructure New Deal General Investment Private Equity Investment Trust No. 1	Securities purchase commitment	35,220	—

	Warranty	December 31, 2022	December 31, 2021
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 3	Securities purchase commitment	41,300	—
BTS No. 2 Private Equity Joint Venture	Securities purchase commitment	6,974	—
Woori Busan Logistics Infrastructure General Private Equity Investment Trust	Securities purchase commitment	19,799	—
Woori Financial Digital Investment Association No. 1	Securities purchase commitment	33,000	—
Union Technology Finance Investment Association	Securities purchase commitment	—	2,250
Genesis Environmental Energy Company No.1 Private Equity Partnership	Securities purchase commitment	—	916
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 1	Securities purchase commitment	—	10,450
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 2	Securities purchase commitment	—	21,450
Woori G Senior Loan Private Placement Investment Trust No.1	Securities purchase commitment	—	13,604
Genesis Environmental Company No.1 Private Equity Partnership	Securities purchase commitment	—	130

As of December 31, 2022 and 2021, the recognized payment guarantee provisions are 278 million Won and 300 million Won, respectively, in relation to the guarantees provided to the related parties above.

(9)	Major investment and Recovery transactions

The details of major investment and recovery transactions with related parties for the years ended December 31, 2022 and 2021 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022
Entities under common control and its associates	Investment and others(*)	Recovery and others(*)
Synaptic Green Material Component Equipment No.1 Private Equity Partnership	5,000	—
Izen 2022 Private Equity Partnership No. 1	5,000	297
Orchestra Private Equity No.4 Private Equity Partnership	5,000	—
Woori G Equity Bridge Loan Private Equity Investment Trust No. 1	7,800	—
Woori G GP Commitment Loan Private Placement Investment Trust No. 2	10,440	—
Woori G GP Commitment Loan Private Placement Investment Trust No. 1	3,846	816
Woori G Senior Loan Private Placement Investment Trust No.1	13,403	18,975
Woori G Renewable New Deal Private Placement Investment Trust No. 1	19,975	118
Woori G Woori Bank Partners Private Placement Investment Trust No. 2	272,990	266,047
Woori G Woori Bank Partners Private Placement Investment Trust No. 1	401,667	295,825
Woori G Private Real Estate Investment Trust No. 1	129,035	80,736
Woori G Private Real Estate Investment Trust No. 5	82,307	15,611
Woori G Policy-Type New Deal (Infrastructure Investment) Private Placement Investment Trust No.1	24,780	647
Woori G Equity Investment General Type Private Investment Trust No.1	14,644	—
Woori G Senior Loan Private Placement Investment Trust No.2	70,000	—
Woori Seoul Expressway Private Placement Investment Trust No. 1	2,312	—
Woori Innovative Growth New Deal General Private Equity Investment Trust No. 3	14,000	—
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 1	10,450	2,490
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 2	21,450	—
WooriG Global Mid-market Secondaries Private Placement Investment Trust No. 1	2,439	—
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	50,000	200,649
Woori Busan Logistics Infrastructure General Private Equity Investment Trust	201	—
WooriG Goverment Bond MMF	420,273	480,168
Woori big satisfaction hybrid Money Market Fund No. 3	300,000	—
Woori High Plus Short-Term ESG Bond Securities Investment Trust (Bond)	—	88,552

	For the year ended December 31, 2021
Entities under common control and its associates	Investment and others(*)	Recovery and others(*)
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 1	22,000	—
Woori Innovative Growth General Private Equity Special Asset Investment Trust No. 2	22,000	—
WooriG GP Commitment Loan Private Placement Investment Trust No. 1	9,880	—
Woori G Woori Bank Partners Private Placement Investment Trust No. 1	168,738	40,323
Woori G Private Placement Investment Trust No. 1	54,693	18,254
Woori G Private Placement Investment Trust No. 2	191,967	—
WooriG Global Mid-market Secondaries Private Placement Investment Trust No. 1	4,422	—
Woori Innovative Growth New Deal Private Placement Investment Trust No.1	14,700	—
Woori G Equity Bridge Loan Private Placement Investment Trust No. 1	18,200	—
Woori Seoul Expressway Private Placement Investment Trust No. 1	1,935	—
Woori G Clean Energy Private Placement Investment Trust No. 1	3,882	4,560
Woori G Senior Loan Private Placement Investment Trust No.1	36,911	2,868
Woori Goseong Thermal Power Generation EBL Private Placement Investment	14,915	30,573
JC Assurance Private Equity Fund No. 2	195	—
Dream Enterprise Growth No. 1 Private Equity Joint Venture Company	—	294
Genesis Environment No. 1 Private Equity Joint Venture Company	7,870	—
Midas No. 8 Private Equity Joint Venture Company	9,500	—

(*)	Investment and recovery transactions of associates are described in Note 13.(2)

(10)	Compensation to key management is as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022	For the year ended December 31, 2021
Short-term employee benefits	9,748	9,928
Share-based payment	2,398	4,313
Retirement benefit service costs	350	342

Total	12,496	14,583

Key management includes registered executives and non-registered executives. Outstanding assets from transactions with key management amount to 3,620 million Won and 3,821 million Won, as of December 31, 2022 and 2021 respectively and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. Liabilities from transaction with key management amount to 12,660 million Won and 11,542 million Won, respectively, as of December 31, 2022 and 2021.

(11)	The Group, Woori Credit Card Co., Ltd. and its subsidiaries are jointly and severally liable to reimburse the Group’s debts before the split.
(12)

For the year ended December 31 2022, the Group purchased 50,000 million Won of bonds held by Woori Investment Bank Co., Ltd. Among the bonds issued by the Group during the current year, Woori Investment Bank Co., Ltd. acquired 35,000 million Won in hybrid capital securities and 40,000 million Won in debentures, and sold them all to the market on the date of issuance. The amount of bonds purchased or sold by the Group through Woori Investment Bank Co., Ltd. amount to 1,044,633 million Won and 70,230 million Won, respectively, for the year ended December 31, 2021. Also, the amount of bonds issued by the Group and acquired by Woori Investment Bank Co., Ltd. is 30,000 million Won for the year ended December 31, 2021.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Group are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	December 31, 2022	December 31, 2021	For the years ended December 31
			2022	2021
Trust accounts	71,677,258	69,472,846	1,121,069	876,800

(2)	Receivables and payables from the transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Receivables
Trust fees receivables	42,337	35,448

Payables
Deposits due to customers	170,417	234,136
Borrowings from trust accounts	1,804,847	1,621,209

Total	1,975,264	1,855,345

(3)	Significant transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2022	2021
Revenue:
Trust fees	131,656	117,459
Termination fees	1,158	10,599

Total	132,814	128,058

Expense:
Interest expenses on deposits due to customers	619	503
Interest expenses on borrowings from trust accounts	38,583	11,391

Total	39,202	11,894

(4)	Principal guaranteed trusts and principal and fixed rate of return guaranteed trusts

As of December 31, 2022 and 2021, the carrying of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Partial principal guaranteed trusts:
Household money	8,230	8,932
Corporate money	446	627
Installment plan purpose	1,551	1,558

Sub-total	10,227	11,117

Principal guaranteed trusts:
Old-age pension trusts	2,790	3,004
Personal pension trusts	460,839	486,203
Pension trusts	687,971	749,317
Retirement trusts	26,563	28,354
New personal pension trusts	6,792	7,282
New old-age pension trusts	950	1,076

Sub-total	1,185,905	1,275,236

Principal and interest guaranteed trusts:
Development trusts	19	19
Unspecified money trusts	335	348

Sub-total	354	367

Total	1,196,486	1,286,720

47.	LEASES

(1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	December 31, 2022	December 31, 2021
Lease payments
Within one year	149,948	135,245
After one year but within five years	124,194	122,468
After five years	33,007	38,275

Total	307,149	295,988

(2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2022	For the year ended December 31, 2021
Cash outflows from leases	168,519	163,298

(3)

There are no lease charges, not included in the measurement of lease liabilities due to small assets or short-term leases for the years ended December 31, 2022 and 2021. Variable lease payments not included in the measurement of lease liabilities for the year ended December 31, 2022 is 5,465 million Won.

(4)

The Group applies a simple method that does not assess as to whether the rent discount as a direct result of COVID-19 is a lease modification. As a result, the amount recognized in profit or loss during the reporting period is 15,880 million Won to reflect changes in lease payments arising from the discount.